QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on September 19, 2005

Registration No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Large Scale Biology Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	77-0154648 (IRS Employer Identification Number)
3333 Vaca Valley Parkway, Suite 1000 Vacaville, CA 95688 (707) 446-5501 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ronald J. Artale
Senior Vice President, Chief Operating Officer
And Chief Financial Officer
Large Scale Biology Corporation
3333 Vaca Valley Parkway, Suite 1000
Vacaville, CA 95688
(707) 446-5501
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Robert B. Dellenbach, Esq. Meredith J. Master, Esq. Fenwick & West LLP 275 Battery St., Suite 1600 San Francisco, CA 94111 (415) 875-2300	Gerald B. Sweeney, Esq. Sweeney Lev, LLC 460 Bloomfield Ave., Ste. 200 Montclair, NJ 07042 (973) 509-1800

        Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

        Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.001 par value(2)	8,582,305	$0.86	$7,380,782	$869

Common Stock, $0.001 par value(3)	700,000	1.42	994,000	117

Total	9,282,305			$986

(1)
Estimated solely for the purpose of calculating the registration fee, in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The proposed maximum offering price per share, the proposed maximum aggregate offering price and the amount of the registration fee have been computed on the basis of the average of the high and low prices per share of the common stock on the Nasdaq SmallCap Market on September 13, 2005.

(2)
Represents shares of common stock that are issuable under the Registrant's private equity agreement and the shares of common stock issuable upon the exercise of warrants issued under the Registrant's loan agreements with Messrs. Ryan and Erwin. The warrants expire prior to April 16, 2011.

(3)
Represents shares of common stock issuable upon the exercise of a warrant issued under the Registrant's loan agreement with Kentucky Technology, Inc. The warrant expires prior to December 18, 2011.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                        , 2005

PROSPECTUS

Large Scale Biology Corporation 9,282,305 Shares of Common Stock

        All of the 9,282,305 shares of common stock of Large Scale Biology Corporation, offered hereunder may be sold from time to time by the selling stockholders named on page 20 of this prospectus. The Company will not receive any proceeds from the sale of the shares offered by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution" at page 20 and 22 respectively.

        Our common stock is traded on the Nasdaq SmallCap Market under the symbol "LSBC." The shares of common stock to be offered under this prospectus will be sold as described under "Plan of Distribution." On September 13, 2005 the last reported sale price for our common stock on the Nasdaq SmallCap Market was $0.88 per share.

        Investing in our common stock involves a high degree of risk. Please carefully consider the "Risk Factors" beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                        , 2005

Where You Can Find More Information

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's Public Reference Room at 100 F Street NE, Washington DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available on our web site at www.lsbc.com and at the web site of the Securities and Exchange Commission at www.sec.gov.

        You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits to the registration statement for copies of the actual contract, agreement or document.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We and the selling stockholders are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.

Prospectus Summary

        This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the "Risk Factors" section and our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Large Scale Biology Corporation

        Large Scale Biology Corporation and its subsidiaries (collectively, the "Company", "LSBC," "we", "us" or "our") is a product-focused biotechnology company using proprietary technologies to develop and manufacture recombinant biologics. Our biomanufacturing opportunities include vaccines, complex proteins and follow-on off-patent therapeutics.

        The technologies employed in our product development and biomanufacturing operations include our proprietary GENEWARE transient gene expression system and our proprietary GRAMMR gene shuffling technology to shuffle gene sequences and improve the proteins encoded by them. Our manufacturing processes can be used to produce our proprietary product candidates and follow-on therapeutic products. We believe that our combination of proprietary technologies and existing manufacturing infrastructure enables us to rapidly and economically develop our own products as well as partner-specified products and to participate in market opportunities in major disease categories. Our proprietary systems are supported by patents and patent applications.

        We incurred net losses of $8,306,000 and $17,425,000, and negative operating cash flows of $6,129,000 and $14,566,000 in the six months ended June 30, 2005 and the year ended December 31, 2004, respectively. These negative cash flows were financed primarily by proceeds from our IPO in 2000, a private placement of our common stock during the first quarter of 2004 and loans received during December 2004 and the first six months of 2005. Our history of negative cash flows and our cash and cash equivalents balance of $362,000 at June 30, 2005 raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of recorded liabilities that might be necessary should we be unable to continue as a going concern. In an effort to mitigate this near-term concern, on August 5, 2005 the Company issued secured promissory notes and accompanying warrants beneficially to Kevin J. Ryan, our President and Chief Executive Officer and a member of our board of directors and Robert L. Erwin, Chairman of our board of directors in exchange for loans to the Company in the amounts of $750,000 and $250,000, respectively. Additionally, the Company entered into a three-year private equity agreement with Brittany Capital Management Limited on August 5, 2005, which permits the Company to require Brittany Capital to purchase up to $15,000,000 of our common stock. We have a right to periodically put common shares to Brittany Capital for which it will pay the Company cash at a seven percent (7%) discount to the then market price calculated over a 10 trading day period. The private equity agreement is subject to factors and restrictions that could limit the amount we receive under the private equity agreement including our stock price, trading volume that may be affected by continued listing on the Nasdaq SmallCap Market, and without stockholder approval, number of shares issuable to 6,429,828 representing 19.99% of our total outstanding shares. We cannot assure you as to the amount that we will receive under the private equity agreement because of uncertainties related to these and other factors and restrictions. We are registering 9,282,305 shares pursuant to these and other financing agreements.

Recent Developments

        On June 16, 2005, August 24, 2005 and September 6, 2005, we received notices from the staff of the Nasdaq Stock Market ("Nasdaq") that we do not comply with certain Marketplace Rules. Specifically, the Nasdaq staff has stated that we do not currently comply with Marketplace

Rule 4310(c)(4) (the "Rule"), which is a requirement for continued listing on the Nasdaq SmallCap Market, because the bid price of our common stock has closed below the minimum $1.00 per share requirement for 30 consecutive business days.

        Marketplace Rule 4310(c)(8)(D) provides, and Nasdaq has afforded, us a cure period of 180 calendar days to regain compliance, which ends on December 13, 2005. Our common stock will continue to be listed on the Nasdaq SmallCap Market during this cure period. The Nasdaq staff has stated that if at anytime on or before December 13, 2005, the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Nasdaq staff will provide written notification that we have achieved compliance with the Rule, subject to the Nasdaq staff's discretion to extend such 10 consecutive business day period under Marketplace Rule 4310(c)(8)(E). The Nasdaq staff has stated that if compliance with the Rule cannot be demonstrated by December 13, 2005, the Nasdaq staff will determine whether we meet the Nasdaq SmallCap Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. The Nasdaq staff has stated that if we meet the initial listing criteria, the Nasdaq staff will notify us that we have been granted an additional 180 calendar day compliance period.

        We will seek to regain compliance within this cure period. Our management and board of directors are considering alternatives to address compliance with the continued listing standards of the Nasdaq SmallCap Market, which may include a reverse stock split.

        We entered an agreement on April 15, 2005 to manufacture and supply one of our proprietary protein products for distribution by EMD Biosciences, Inc., part of Merck KGaA's Life Science and Analytics division. In addition, on April 26, 2005, we entered a collaborative research and development agreement with Bayer BioScience to investigate the potential application of our proprietary pharmaceutical product, Lysosomal acid lipase, or LAL, for treating important and underserved disease indications in both specialty, or Orphan, and mainstream markets. We applied for and were subsequently granted on July 14, 2005 Orphan Drug Designation from U.S. Food and Drug Administration for our LAL therapeutic enzyme. We achieved preclinical milestones in the development of LAL in collaboration with Dr. Gregory A. Grabowski, M.D. at Cincinnati Children's Hospital Medical Center. In addition, we and Planet Biotechnology, Inc., or Planet, expanded the companies' biomanufacturing program to extract and purify Planet's lead product, CaroRx(TM), a plant-made antibody to control dental caries. We and BioCatalytics Inc. entered into a multi-year collaboration and license agreement with the goal of applying each company's proprietary technologies to develop improved enzymes for chemical synthesis. BioCatalytics will pay us a commercial license fee for use of certain of our proprietary protein improvement technologies in BioCatalytics' field of interest, and royalties on sales of BioCatalytics' products in part developed through the use of our technologies. Our diagnostics subsidiary, PDI, and PerkinElmer, Inc. announced on April 19, 2005 the discovery of blood biomarkers for Alzheimer's disease based on the results of a joint study presented at the American Association for Clinical Chemistry Conference in Baltimore, Maryland. We can not assure you that these agreements and developments will result in future revenues to the Company.

        The following financings have funded our operations during the first six months of 2005:

  •
  On March 3, 2005, we borrowed $0.6 million from Kevin J. Ryan, our President and Chief Executive Officer and a member of our board of directors, or CEO, and issued him a convertible promissory note due on July 1, 2005. Our CEO converted this promissory note into 631,579 shares of our common stock of on June 29, 2005 at a conversion price of $0.95 per share.

  •
  We borrowed an additional $3.0 million from our CEO on April 15, 2005, and issued him a promissory note due on April 17, 2006 and a common stock purchase warrant. The holder of the warrant has the option either to purchase 903,614 shares of our common stock at $0.83 per share or common stock of our subsidiary, Predictive Diagnostics, Inc.

Corporate Information

        Our corporate offices, research and development, and our subsidiary company, Predictive Diagnostics, Inc. are headquartered in Vacaville, California. Our mailing address is 3333 Vaca Valley Parkway, Vacaville, California, 95688, and our telephone number is (707) 446-5501. Our biomanufacturing operation is located in Owensboro, Kentucky. Our corporate web site address is www.lsbc.com. We have made all reports and amendments to reports available on our website. We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the Securities and Exchange Commission.

The Offering

        On August 5, 2005, we entered into a three-year private equity agreement with Brittany Capital Management Limited, or Brittany, that requires us to file a registration statement with the Securities and Exchange Commission, or SEC, and have it declared effective by the Staff prior to us putting any shares of our common stock under the terms of our agreement. Additionally, we issued warrants related to various loan agreements that require us to include the shares to be issued upon their exercise when filing certain registration statements with the SEC. The sale of stock to Brittany and exercise of warrants are private sales of securities. Brittany and the holders of the warrants are the selling stockholders under this offering, not Large Scale Biology Corporation. Brittany and the holders of the warrants will receive the proceeds from the sale of the shares under this offering. We will not receive any proceeds from the sale of the shares by the selling stockholders.

        This prospectus relates to the sale of up to 9,282,305 shares of our common stock by the selling stockholders identified in this prospectus. Of these shares:

  •
  6,429,828 may be sold by the selling stockholders after such shares have been issued to the selling stockholder upon purchase of shares of our common stock in connection with our August 5, 2005 Brittany Capital Management Ltd. private equity agreement;

  •
  631,579 may be sold by the selling stockholder who purchased shares of our common stock on June 29, 2005 by conversion of a note into our common stock pursuant to the terms of our March 3, 2005 convertible promissory note with Kevin J. Ryan;

  •
  700,000 may be sold by the selling stockholder after such shares have been issued to the selling stockholder upon the exercise of warrants issued in connection with our December 17, 2004 Kentucky Technology, Inc. loan agreement;

  •
  903,614 may be sold by the selling stockholder after such shares have been issued to the selling stockholder upon the exercise of a warrant issued in connection with our April 15, 2005 loan agreement with Kevin J. Ryan;

  •
  462,963 may be sold by the selling stockholder after such shares have been issued to the selling stockholder upon the exercise of a warrant issued in connection with our August 5, 2005 loan agreement with Kevin J. Ryan; and

  •
  154,321 may be sold by the selling stockholder after such shares have been issued to the selling stockholder upon the exercise of a warrant issued in connection with our August 5, 2005 loan agreement with Robert L. Erwin.

        These shares are being offered on a continuous basis under Rule 415 of the Securities Act. The prices at which the selling stockholders may sell their shares will be determined by the prevailing market for the shares or in negotiated transactions. See "Selling Stockholders."

•	Common stock that may be offered by the selling stockholders	9,282,305 shares
•	Common stock to be outstanding after this offering	40,815,949 shares*
•	Use of proceeds	We will not receive any proceeds from the sale of the shares by the selling stockholders.

        The number of shares of common stock outstanding after this offering is based on the number of shares outstanding as of September 13, 2005 and excludes:

  •
  6,281,195 shares issuable on the exercise of stock options outstanding at September 13, 2005 at a weighted average exercise price of $4.20 per share;

  •
  6,262,188 shares of common stock reserved for issuance under the stock option and employee stock purchase plans at September 13, 2005; and

  •
  1,742,044 shares of common stock issuable on the exercise of warrants outstanding at September 13, 2005 which are not being registered under this S-1 filing, at a weighted average exercise price of $2.59 per share.

*
Common stock to be outstanding after this offering includes 9,282,305 shares offered by the selling stockholders and 32,165,223 shares of our common stock outstanding as of September 13, 2005 of which 631,579 shares were purchased on June 29, 2005 and are included in this offering.

Summary Financial Data

        You should read the following financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 2002, 2003, and 2004 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2004 and 2005 and the consolidated balance sheet data as of June 30, 2005 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments (consisting of normal recurring items) that we consider necessary for a fair presentation of the financial statements.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues	$2,622	$3,570	$1,767	$681	$1,113

Costs and expenses:
Development agreements	1,247	4,720	2,263	1,022	1,925
Research and development	21,191	11,511	9,288	4,519	3,822
General and administrative	12,162	9,159	7,690	3,564	3,146
Impairment of property	433	3,598	—	—	—
Impairment of goodwill	839	—	—	—	—
Amortization of purchased intangibles	624	52	—	—	—

Total costs and expenses	36,496	29,040	19,241	9,105	8,893

Loss from operations	(33,874)	(25,470)	(17,474)	(8,424)	(7,780)
Total other income (expense)	690	177	49	29	(526)

Net loss	$(33,184)	$(25,293)	$(17,425)	$(8,395)	$(8,306)

Net loss per share—basic and diluted	$(1.33)	$(.99)	$(.58)	$(0.29)	$(0.26)

Weighted average shares outstanding—basic and diluted	24,991,201	25,619,363	30,276,718	29,253,478	31,454,156

June 30, 2005
(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$362
Working capital (deficiency)	(5,848)
Total assets	11,258
Total debt	5,374
Accrued stock compensation	394
Deferred rent	363
Accumulated deficit	(199,929)
Total stockholders' equity	3,564

Risk Factors

        An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, including our financial statements and related notes, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

  The Company's recurring losses from operations and current cash and cash equivalents balance raise substantial doubt about its ability to continue as a going concern.

        Our cash balance was $362,000 at June 30, 2005, and we have incurred negative operating cash flows of $6,129,000 during the first half of 2005 and $14,566,000 during the year ended December 31, 2004. We have realized significant net losses in recent years and in the six months ended June 30, 2005. Based upon our current cash balance, our current rate of negative operating cash flows and the expected cost to complete the development of our products, we cannot assure you that we will be able to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of recorded liabilities that might be necessary should we be unable to continue as a going concern.

        Our revenues were $1,113,000 for the six months ended June 30, 2005 and $1,767,000 for the year ended December 31, 2004. We may be required to further reduce our operating costs by further restructuring our operations or reducing the scope of our development programs. These actions would adversely affect our ability to generate new sources of revenue. If we are unable to significantly increase our revenues and cash received from customers, we will not be able to sustain operations as they presently exist, and our business will suffer.

  Our product development programs need substantial additional funding to be commercialized and if we do not receive this funding, our business strategy may be delayed or abandoned.

        Our recombinant Aprotinin, Alpha-galactosidase A, Interferon alpha 2a and 2b and Lysosomal acid lipase require clinical trials to prove their efficacy and safety for pharmaceutical applications. We do not have sufficient working capital to complete all phases of clinical trials. Our PDI subsidiary requires funding for its start-up activities. If we are unable to raise sufficient financing or collaborative funding, we may delay or abandon some of our product development initiatives, which would likely harm our business.

  Our working capital is not sufficient to fund our operations or all of our product development initiatives, and as a result, our business strategy may be delayed or abandoned.

        We require substantial working capital to continue our product development programs and to fund our operations. In addition, the risks inherent in developing innovative products or platforms, such as recombinant Aprotinin, Alpha-galactosidase A, Interferon alpha 2a and 2b, Lysosomal acid lipase and BAMF technology diagnostic tests make it difficult to forecast with certainty the capital required to commercialize our products. We may attempt to raise this capital through public or private equity financings or through collaborations or strategic partnerships. We cannot assure you that we will be able to obtain additional financing on commercially reasonable terms, if at all. Our recent operating results and our current stock price may limit our ability to raise capital by selling and issuing additional equity securities. If additional funds are raised through the issuance of equity securities or convertible debt securities, the percentage ownership of our then-current stockholders would be reduced and the value of their investments might decline. In addition, any new securities issued might have rights, preferences or privileges senior to those securities held by our existing stockholders. Certain of our assets are encumbered by security interests that secure outstanding loans. If we raise additional funds through the issuance of debt, we might become subject to restrictive covenants or high rates of interest, and our assets could become further encumbered, which would limit our ability to borrow in the future. We may be unsuccessful in entering into any new collaboration or strategic partnership that results in significant working capital or revenue. Further, any significant revenues we generate from such collaborations or partnerships may not be realized for several quarters or years, as regulatory approval and other matters could impede commercialization of these products. If we are unable to raise sufficient additional capital, we may have to curtail or cease operations.

  Our stock could be delisted from the Nasdaq SmallCap Market if it does not meet its continued listing requirements and as a result, our stock may lose its liquidity.

        On June 16, 2005, August 24, 2005 and September 6, 2005, we received notices from the staff of the Nasdaq Stock Market ("Nasdaq") that we do not comply with certain Marketplace Rules. Specifically, the Nasdaq staff has stated that we do not currently comply with Marketplace Rule 4310(c)(4) (the "Rule"), which is a requirement for continued listing on the Nasdaq SmallCap Market, because the bid price of our common stock has closed below the minimum $1.00 per share requirement for 30 consecutive business days.

        Marketplace Rule 4310(c)(8)(D) provides, and Nasdaq has afforded, us a cure period of 180 calendar days to regain compliance, which ends on December 13, 2005. Our common stock will continue to be listed on the Nasdaq SmallCap Market during this cure period. The Nasdaq staff has stated that if at anytime on or before December 13, 2005, the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Nasdaq staff will provide written notification that we have achieved compliance with the Rule, subject to the Nasdaq staff's discretion to extend such 10 consecutive business day period under Marketplace Rule 4310(c)(8)(E). The Nasdaq staff has stated that if compliance with the Rule cannot be demonstrated by December 13, 2005, the Nasdaq staff will determine whether we meet the Nasdaq SmallCap Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. The Nasdaq staff has stated that if we meet the initial listing criteria, the Nasdaq staff will notify us that we have been granted an additional 180 calendar day compliance period.

        We will seek to regain compliance within this cure period. Our management and board of directors are considering alternatives to address compliance with the continued listing standards of the Nasdaq SmallCap Market, which may include a reverse stock split.

  We may not be able to enter into collaborations with pharmaceutical, biotechnology and other companies necessary to fully develop and commercialize our products, which could result in substantial harm to our ability to derive revenue from future products.

        We are independently developing potential therapeutic and diagnostic products. However, we expect to develop and commercialize most of our future products in collaboration with pharmaceutical, biotechnology and other companies. For example, our strategy concerning our recombinant Aprotinin, Alpha-galactosidase A, Interferon alpha 2a and 2b, Lysosomal acid lipase and BAMF technology diagnostic tests involves seeking partners to complete the development and commercialization of these products. We cannot assure you that such collaborative arrangements will be available to us on acceptable terms, or at all. If our cash flows continue to deteriorate or we take significant steps to reduce our expenses, potential partners may question our ability to perform and choose not to do business with us, which would make it harder for us to find a partner and would harm our ability to commercialize our products. Our success will depend in large part on our ability to enter into future collaborations with other companies for the financing of development and/or regulatory approval and commercialization of our products.

  We may be dependent on our collaborators to develop and commercialize our products, which could result in substantial harm to our ability to derive revenue from future products.

        Our reliance upon other companies for their development and commercialization capabilities will reduce our control over such activities and could make us dependent upon them. Furthermore, obtaining funds through arrangements with collaborative partners or others may require us to relinquish our rights to certain technologies, product candidates or products that we would otherwise seek to develop or commercialize on our own, or to sell or license our rights to certain products or technologies on terms that are worse than we might have been able to obtain in a different environment. To date, we have entered into only a limited number of collaborations. Some of our existing agreements provide us with rights to participate financially in the commercial development of products resulting from the use of our technologies. We may be unable to obtain such rights in future collaborations. In addition, unforeseen delays or complications could arise and result in the breach of our contractual obligations with our collaborators and others, or us not being able to perform at the quality and capacity levels required for success.

  We may be unable to recruit and retain senior management and other key scientific personnel on whom we are dependent, which could substantially harm our ability to generate future revenue.

        Three members of our senior management terminated their employment with us during 2004 and the first six months of 2005. The loss of a number of our senior management or other key scientific personnel could significantly harm our business, cause collaborators to cease doing business with us, cause potential collaborators to decline to do business with us, or inhibit our research and development and commercialization efforts. None of our key personnel are subject to employment agreements that prevent them from leaving our employment. We face competition for research scientists and technical staff from other companies, academic institutions, government entities, nonprofit laboratories and other organizations. We have implemented 10% cash salary reductions substituting non-cash stock compensation for our highest paid employees to conserve cash. In addition, we adhere to an eighteen-month salary review process for senior personnel. Our compensation practices may be less attractive compared to our competition. Failure to recruit and retain senior management and scientific personnel on acceptable terms may prevent us from achieving our business objectives.

  We are in the early or middle stages of product commercialization, and we may not be able to successfully develop our products and technologies nor sustain commercial use of our technology, which could harm our ability to generate future revenue.

        We are in the early or middle stages of commercializing our products under development, and we are subject to all of the risks inherent in the development of a business enterprise, including the need for substantial capital to support the development of our products and technologies. Our anticipated products most likely will require that we enter into new collaborations before we can manufacture and/or market them. For instance, we believe that our NHL vaccine, which is ready for Phase II trials, cannot be further developed without collaboration. The prospects for development of our Alpha-galactosidase A, recombinant Aprotinin, Interferon alpha 2a and 2b, and Lysosomal acid lipase products are limited without collaboration or partnering support. Because we are in new and developing fields such as diagnostic tests for disease, and our research focuses on new and unproven products, our therapeutic vaccines, proteins and other therapeutics under development may not be effective for their intended purpose, or may not meet regulatory requirements for safety and efficacy. In addition, even if we successfully develop a product, there may not be a substantial commercial market for that product at commercially viable prices.

  We are in new and developing fields and there may not be a market for our technologies, which would harm our ability to generate future revenue.

        Our technologies, including our GENEWARE and BAMF technology, have limited commercial precedent. Much of our research is fundamentally unique, and we cannot assure the acceptance of its scientific merit or the benefits of products produced by it, nor that the public will react favorably to it. The usefulness of the information and products generated by our proteomics, functional genomics and bioinformatics technologies is unproven, and our collaborators and potential collaborators may determine that they are not useful, cost-effective, or otherwise unacceptable to them. We generate large amounts of data from our research with genes and proteins and we may not be able to mine or integrate this data in a timely manner or turn it into commercially viable information. In addition, because our fields are characterized by rapid innovation, we must complete development of our technologies in time to meet market demand, if any. If we fail to do so, it is likely that other technologies and companies will predominate and we will not be able to earn a sufficient return on our investment. The failure of our technologies to provide safe, effective, useful or commercially viable approaches to the discovery, development and/or production of drug targets and proteins which can be used as therapeutics and diagnostic tests for diseases, such as cancer, would significantly limit our business plan and future growth.

  Alternative technologies may supersede our technologies or make them noncompetitive, which could harm our ability to generate future revenue.

        Genomics, proteomics, biomanufacturing and bioinformatics are intensely competitive fields. They are characterized by extensive research efforts, which result in rapid technological progress that can render existing technologies obsolete or economically noncompetitive. If our competitors succeed in developing more effective technologies or render our technologies obsolete or noncompetitive, our business will suffer. Many universities, public agencies and established pharmaceutical, biotechnology, health care, chemical and other life sciences companies with substantially greater resources than we have are developing and using technologies and are actively engaging in the development of products similar to or competitive with our products and technologies. Like us, our competitors are using proteomics and genomics technologies to identify potential drug targets, therapeutic proteins and diagnostic marker proteins. Our ability to invest in these technologies has been substantially impaired as a result of lack of capital. To remain competitive, we must continue to invest in new technologies and improve existing technologies. If our revenues and cash flows do not improve significantly, we will not have the resources to continue such investment.

        Our competitors may devise faster, more complete or more accurate methods to obtain proteomic and functional genomic information than our technologies and systems, including our GENEWARE systems and BAMF technology. There has been and continues to be substantial academic and commercial research effort devoted to the development of such methods. If successful competitive methods were developed, it would undermine the commercial basis for the products and technologies we intend to provide.

  General economic conditions may cause uncertainty with respect to other companies and entities collaborating with us or otherwise dealing with us, and this can have an adverse effect on our revenues and cash flows.

        To a large extent, decisions by businesses and other entities to collaborate or otherwise do business with us are discretionary, and the decision making process typically takes many months to complete. We believe that the previous slowdown in the U.S. and global economies, and the biotechnology and pharmaceutical industries in particular, has caused potential collaborators and customers to defer decisions to work with us or to access our technologies. As a result, revenues and cash flows have been uncertain. Future results are difficult to predict, as it is difficult to accurately assess and predict the future demand for our products, technologies and services. General economic conditions are expected to improve as the economy grows. However, we cannot assure you that any such improvement will cause our results of operations to improve. If economic conditions decline or stagnate, our revenues and operating results could be adversely affected.

  Competition with our collaborators' products, intellectual property disputes and other conflicts with collaborators or licensees could harm our business.

        Conflicts with collaborators could have a negative impact on our relationships with them, and our revenues to be derived from these relationships, and impair our ability to enter into future collaborations, all of which could adversely affect our business. Collaborators could develop competing products, preclude us from entering into collaborations with their competitors or terminate their agreements with us prematurely. Moreover, disagreements could arise with collaborators or licensees over rights to our intellectual property, our rights to share in any of the future revenues from products or technologies resulting from use of our technologies, our rights to payments for achievement of milestones or our performance of research and development activities on behalf of collaborators, or our activities in separate fields may conflict with other business plans of our collaborators or licensees.

  We must enter into agreements with third parties to provide sales and marketing services, or develop these capabilities or we may not be able to successfully commercialize our products and technologies.

        Although we plan to enter into sales and marketing arrangements with third parties, we may not be able to enter into these arrangements on favorable terms, if at all. We believe we must also expand our business development force with sufficient technical expertise to generate demand for our products and technologies. Without additional capital, we will not be able to expand our workforce. The inability to hire business development personnel or contract for effective sales and marketing capabilities would significantly impair our ability to commercialize our products and technologies.

  We may not be able to successfully manufacture products in commercial quantities or at acceptable costs, which could greatly harm our ability to generate future revenue.

        Our biomanufacturing facility in Owensboro, Kentucky uses plant-based manufacturing methodology that has not been generally accepted by the pharmaceutical industry. We do not have sufficient manufacturing experience on a variety of different products to confidently predict costs and production capabilities on new product opportunities with accuracy. Accordingly, we may not be able to successfully manufacture products in commercial quantities or at acceptable costs.

  Our existing executive officers, directors and principal stockholders collectively own 22.1% of our outstanding stock, which might enable them to collectively influence significant corporate transactions that require stockholder approval.

        Our directors, our executive officers and principal stockholders affiliated with our directors and executive officers beneficially own, in the aggregate, approximately 22.1% of our outstanding common stock as of September 13, 2005. The concentration of ownership in combination with other common stockholders may collectively influence significant corporate transactions such as mergers, changes in control, consolidation or sale of some or all of our assets, and other significant corporate transactions requiring shareholder approval.

  Our stockholder rights plan and provisions of our charter documents and Delaware law may inhibit a takeover, which could adversely affect our stock price.

        We have adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of May 4, 2001. Subject to certain specified exceptions and limitations under the rights plan, we will continue to issue one right for each share of common stock that becomes outstanding after May 4, 2001. Each right entitles the holder to purchase one unit consisting of one one-hundredth of a share of our Series A Junior Participating Preferred Stock for $45 per unit. Under certain circumstances, if a person or group acquires 15% or more of our outstanding shares of common stock, holders of the rights (other than the person or group causing their exercisability) will be able to purchase, in exchange for the $45 exercise price, shares of our common stock or of any company into which we are merged having a value of $90. In addition, the board of directors has the option, under certain circumstances, to exchange each right (other than rights held by the person or group triggering the board of directors' option) for a share of common stock for no additional consideration on the part of the holder of the right. The rights expire on April 27, 2011. Our rights plan could make it more difficult for a third party to acquire us (or a significant percentage of our outstanding capital stock) by causing substantial dilution of the stock ownership of a person or group attempting to acquire control of us. Our rights plan may have the effect of discouraging takeover attempts because a potential acquirer would have to negotiate with our board of directors to avoid suffering dilution.

        Provisions in our charter and bylaws and applicable provisions of the Delaware General Corporation Law may also make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our common stock or delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may adversely affect our stock price.

Risks Related to Our Industry

  If companies in the pharmaceutical, biotechnology, healthcare, and life sciences industries do not succeed or their demand for our products and technologies decreases, then our revenues could be reduced.

        We expect to derive our revenues primarily from products and technologies provided to the pharmaceutical, biotechnology, healthcare and life sciences industries. Accordingly, our success will depend directly on the success of companies in these industries and their demand for our products, services and technologies. Our operating results may fluctuate substantially due to reductions and delays in expenditures by companies in those industries, or their unwillingness or inability to use our products and technologies. These reductions and delays may result from factors that are not within our control, such as:

  •
  changes in economic conditions generally;

  •
  the extent to which companies in these industries conduct research and development involving diagnostics, proteomics and functional genomics in-house or through industry consortia;

  •
  the extent to which genomic information is or is not made publicly available;

  •
  consolidation within one or more of these industries;

  •
  changes in the regulatory environment affecting these industries;

  •
  pricing pressures;

  •
  market-driven pressures on companies to consolidate and reduce costs; and/or

  •
  other factors affecting spending in these industries.

  If competitive products are better than our products, then our business may fail.

        Our human and veterinary therapeutics and vaccines are included in the highly competitive markets for protein development and production. We face significant competition in our protein product development and production efforts from entities using alternative, and in some cases, higher volume and larger scale, approaches for the same purpose. Competitors with substantially greater resources are actively developing products similar to or competitive with our products and potential products. Our competitors may succeed in developing products or obtaining regulatory approval before we do or in developing products that are more effective than those we develop or propose to develop. A large number of universities and other not-for-profit institutions, many of which are funded by the U.S. and foreign governments, are also conducting research to discover genes and their functions. Any one or more of these entities may discover and establish a patent position in one or more of the genes or proteins that we wish to commercialize.

        Several pharmaceutical, biotechnology, chemical and other life sciences companies engage in research and development in the use of unique gene expression systems to produce therapeutic proteins. These competitors may develop products earlier or obtain regulatory approvals faster than we may be able to, or develop products that are more effective than ours. New developments are expected to continue, and discoveries by others may render our products and technologies noncompetitive, which could lead to the failure of our business.

        Diagnostics companies in the health care industry with more resources than us constitute varied competition for our diagnostic technology, which is early stage. Competing diagnostic technologies may be developed and marketed that may be competitively superior to ours.

  Our collaborators and we may not obtain FDA and other approvals for our products in a timely manner, or at all.

        Drugs and certain diagnostic products and tests are subject to an extensive and uncertain regulatory approval process by the FDA and comparable agencies in other countries. The regulation of new products and certain diagnostic products and tests is extensive, and the required process of laboratory testing and human studies is lengthy, expensive and uncertain. The burden of these regulations will fall on us to the extent we are developing proprietary products. We may not be able to obtain the clearances and approvals necessary for the clinical testing, field-testing, manufacturing or marketing of our products. If the products or diagnostic tests are the result of a collaborative effort, these burdens may fall on our collaborators or we may share these burdens with them. We may not obtain FDA or other approvals for those products or tests in a timely manner, or at all. We may encounter significant delays or excessive costs in our efforts to secure necessary approvals or licenses. Even if we obtain FDA regulatory approvals, the FDA extensively regulates manufacturing, labeling, marketing, promotion and advertising after product approval. Further, once a manufacturer obtains regulatory approval, a marketed product and its manufacturer are subject to continual review, and discovery of previously unknown problems with a product, test or manufacturer may result in restrictions on the product, test, manufacturer or manufacturing facility, including withdrawal of the product or test from the market. In some countries, regulatory agencies also set or approve the sale prices for drug and diagnostic products and tests. Additionally, several of our product development areas may involve relatively new technology that has not been the subject of extensive product testing in humans. The regulatory requirements governing these drug and diagnostic products, tests, and related clinical procedures remain uncertain and the products and tests themselves may be subject to substantial review by the FDA and foreign governmental regulatory authorities that could prevent or delay approval. Regulatory requirements ultimately imposed on our products could limit our ability to test, manufacture and commercialize our products and tests.

  USDA rules could adversely affect us or our collaborators, which could substantially harm our ability to generate future revenue.

        We must comply with USDA regulations for outdoor releases of genetically engineered organisms as well as other products designed for use on or with agricultural products. In addition, the USDA prohibits growing and transporting genetically modified plants except pursuant to an exemption or under special permits. We may use genetically modified plants as screening or production hosts. Changes in USDA policy regarding the movement or field release of genetically modified plant hosts could adversely affect our business by increasing the cost of our products and technologies or decreasing consumer demand for those products and technologies or causing the government to prohibit their sale or use. If we fail to comply with such rules or policies, we may be subject to financial loss or be liable for costs incurred as a result of non-compliance.

  If there is negative public reaction to the use of genetically engineered products and technologies, then the market for certain products and technologies we develop will be adversely affected.

        Future commercial success of some of our products and of the products of some of our collaborators will depend in part on public acceptance of the use of genetically engineered products including drugs, plants and plant products. Claims that genetically engineered products are unsafe for consumption or pose a danger to the environment may influence public attitudes. Negative public reaction to genetically modified organisms and products could result in greater government regulation of genetic research and resultant products, including stricter labeling requirements, and could cause a decrease in the demand for our products, even if such products do not result from GMO organisms.

  We may be sued for product liability and our product liability insurance may not be adequate.

        The testing, marketing and sale of our and our collaborators' products and diagnostic tests will entail a risk of allegations of product liability, and third parties may assert substantial product liability claims against us. While we have limited product liability insurance to protect against this risk, adequate insurance coverage may not be available at an acceptable cost, if at all, in the future and a product liability claim or product recall could materially and adversely affect our business. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of the products and diagnostic tests developed by our collaborators or us. If we are sued for any injury allegedly caused by our products or our collaborators' products, our liability could exceed our total assets and our ability to pay the liability.

  If we use hazardous materials in our business in a manner that causes injury or violates laws, we may be liable for substantial damages.

        Our research and development processes involve the use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. The chemicals we use include, but are not limited to, flammable solvents such as methanol and ethanol; ethidium dye, which is a commonly used fluorescent dye for visualizing DNA; buffer solutions used in the purification of DNA; and various organic solvents, acids and bases. We also use several radioisotopes including phosphorous-32, carbon-14, sulfur-35, phosphorous-33, iodine-125 and hydrogen-3. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to civil damages and criminal penalties in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. Further, it is possible that the materials we use could contaminate another party's property. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets and our ability to pay the liability. In addition, compliance with environmental laws and regulations is expensive, and current or future environmental regulations may impair our research and development and production efforts. Although we have general liability insurance, these policies do not cover claims arising from pollution from chemical, radioactive or biological materials. Our collaborators may also be working with various types of hazardous materials in connection with our collaborations. In the event of a lawsuit or investigation, we could be held responsible for any injury we or our collaborators cause to persons or property by exposure to, or release of, any hazardous materials.

  Healthcare reform and restrictions on reimbursements may limit the financial returns from our products and diagnostic tests.

        Our ability and that of our collaborators to commercialize therapeutics and diagnostic products and tests may depend in part on the extent to which government health administration authorities, private health insurers and other organizations will pay the cost of these products and tests. These third parties are increasingly challenging both the need for and the price of new medical products, tests and services. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics and diagnostics, and adequate third party reimbursement may not be available for any product to enable us to maintain price levels sufficient to realize an appropriate return on our investment in research and product development.

Risks Related to Our Intellectual Property

  Patent protection in the biotechnology, pharmaceutical, and healthcare industries is uncertain, which may result in a decrease in the value of our products and technologies.

        We are involved in overlapping and rapidly evolving areas of biotechnology, pharmaceutical development, healthcare, and diagnostics and basic research involving viral vectors, plant transgenics, proteomics, functional genomics, protein transformation, and immunotherapy. Each of these areas has been the subject of intense research and patenting activity throughout the world by our commercial competitors, actual and potential collaborators, academic institutions and government researchers. We cannot determine whether or not there are patents currently pending that, if issued, would prevent us from practicing our core technologies, commercializing them or developing commercially viable products and diagnostic tests based upon them.

        The patent positions of biotechnology firms generally are highly uncertain and involve complex legal and factual questions that will determine who has the right to develop a particular product. Changes in, or different interpretations of, patent laws in the United States and other countries might allow others to use our discoveries or to develop and commercialize products and technologies similar to our products and technologies without any compensation to us. Our potential collaborators or customers may conclude that uncertainties about patent protection decrease the value of our databases, products and services.

        Throughout the world there are numerous issued patents, as well as published foreign patent applications which may be issued as patents, many of which relate to our current operations, our anticipated future operations and the products we are likely to develop. The scope of these patents is a matter of legal interpretation and is subject to uncertainty. We have not obtained, but we may in the future obtain, opinions from our patent counsel that we have freedom to conduct our commercial activities free of claims of patent infringement from third parties. From time to time, we receive letters from third parties offering to negotiate a license to LSBC based on a perception that our processes or products might infringe a patent owned by the third party. Disagreements could arise from these letters, and could result in costly and time-consuming litigation and divert our financial and managerial resources. In addition, if we are ever determined to infringe the patent of any third party, we may be required to obtain a license to use this patent, which would increase our cost of doing business.

  Our patent applications may not result in issued patents that are enforceable.

        Our disclosures in our patent applications may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we do not know which of our patent applications will result in enforceable patents. Our patent applications may not be issued as patents, and any patents that are issued to us may not provide commercially meaningful protection against competitors. Any issued patent may not provide us with competitive advantages. Others may challenge our patents or independently file patent applications that could result in an interference proceeding in the U.S. Patent and Trademark Office. Others may be able to design around our issued patents or develop products similar to our products. In addition, others may discover uses for genes or proteins other than those uses covered in our patents, and these other uses may be separately patentable.

  Public disclosure and patents relating to our proprietary products, processes, and diagnostic products and tests held by others may limit our proprietary rights.

        We are aware of issued patents and patent applications containing subject matter such that we or our licensees or collaborators may require a license or rights in order to research, develop or commercialize some of our products, diagnostic tests and technologies. We may find that licenses relating to such subject matter will not be available on acceptable terms, or at all.

  Patent infringement or enforcement litigation or interference proceedings could be costly and disrupt our business and may prevent us from commercializing our products and diagnostic tests.

        The technology that we use to develop our products, diagnostic tests and key resources, and those that we incorporate into our products, diagnostic tests and technologies, may be subject to claims by third parties, including our collaborators, that they infringe the patents or proprietary rights of others. Technologies of our collaborators may also be subject to infringement or similar claims which could impair our collaborative product and diagnostic test development and commercialization efforts. We also may need to enforce our patent rights in actions against others, which could be expensive. The risk of such events occurring will tend to increase as the fields of generic drug, vaccine, diagnostic, health care and the biotechnology industry expand, more patents are issued and other companies engage in other generic drug, vaccine, diagnostics and biotechnology-related businesses.

        With respect to identifying proteins uniquely associated with disease states or as targets for drug therapy, we are aware that companies have published patent applications relating to nucleic acids encoding specific proteins. We are also aware of issued and pending patent applications covering certain aspects of bioinformatic-based diagnostic testing. The issued patents by the U.S. Patent and Trademark Office to these companies may limit our ability and the ability of our collaborators to practice under any patents that may be issued to us. Also, even if the U.S. Patent and Trademark office issues us a patent, the scope of coverage or protection afforded to the patent may be limited.

  We may not be able to protect our trade secrets.

        We generally control the disclosure and use of our trade secrets using confidentiality agreements. It is possible, however, that:

  •
  Some or all confidentiality agreements will not be honored without our knowledge;

  •
  Third parties will independently develop equivalent technology;

  •
  Disputes might arise with our consultants, collaborators or others concerning the ownership of intellectual property; and/or

  •
  Unauthorized disclosure of our know-how or trade secrets will occur without our knowledge.

Risks Related to this Offering

  There can be no guarantee that the proceeds that may be available to us under our private equity agreement will be sufficient for us to finance our business objective, to achieve profitable operations or to pay our current liabilities, which could have a material adverse impact on our ability to continue operations.

        The proceeds available to us under the private equity agreement by putting shares of common stock to Brittany Capital Management, Ltd. are subject to a number of limitations. We may not require Brittany Capital Management, Ltd. to hold more than 4.99% of our outstanding common stock at any time. The number of shares issuable for each put transaction is limited to a maximum of five hundred percent (500%) of the weighted average volume for the twenty (20) trading days immediately preceding the put date. Although continued listing on the Nasdaq SmallCap Market is not a requirement of our agreement with Brittany Capital Management, Ltd., not maintaining such listing could affect trading volume and consequently, the number of shares issuable for each put transaction. We may not put, in the aggregate, more than 6,429,828 shares representing 19.99% of our total outstanding shares without stockholder approval. Assuming a market price of $0.86 per share based on the average of the high and low prices reported on September 13, 2005 and a corresponding discounted purchase price of $0.80 per share, the amount we would receive from the sale of 6,429,828 shares of our common stock is approximately $5,144,000 subject to a finder's fee up to a maximum of 7%. If the market price decreases, our maximum available proceeds would be less. If stockholders approve the issuance of shares under the private equity agreement in excess of 19.99% of the outstanding shares, we may be able to put shares having a maximum discounted purchase price of up to $15,000,000, subject to the number of shares authorized and available for issuance. The proceeds available without stockholder approval would provide working capital for less than six months, and the proceeds available with stockholder approval would provide working capital for more than one year at the current rate of cash used in operating activities. Under our certificate of incorporation, we have authorized an aggregate of 60,000,000 shares of our common stock, of which 32,165,223 have been issued at September 13, 2005, in addition to the 9,282,305 shares to be registered in this offering, including 631,579 shares previously issued on June 29, 2005. An additional 14,285,427 shares are reserved for issuance under stock option and purchase plans and warrants and our stockholder rights plan, not including shares being registered in this offering. After giving effect to the issuance of all such shares, we will have 4,898,624 additional authorized shares available for issuance. There can be no guaranty that our stockholders will approve the issuance of any additional shares. These limitations may substantially restrict the amount of cash we may receive in connection with such puts. In addition, Brittany Capital Management, Ltd. is under no obligation to dispose of shares that we put to them, and we may not be able to put shares and realize proceeds at times that coincide with our cash requirements.

  Holders of common stock are subject to the risk of additional and substantial dilution to their interests as a result of the issuances of common stock in connection with the private equity agreement. Such holders will experience increased dilution with decreases in the market value of our common stock.

        The shares issuable under the private equity agreement will be purchased at a discount to the then-current market price, which will result in dilution upon issuance. The lower the market price of our common stock at the time we put shares, the more shares of common stock we would be required to issue, if such shares are available for issuance, resulting in further dilution.

Cautionary Note Regarding Forward-Looking Statements

        Some of the statements contained in this report constitute forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify these statements by forward-looking words such as "may," "will," "expect," "plan," "anticipate," "believe," "forecast," "project," or "continue" and variations of these words or comparable words. In addition, any statements which refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our Management's Discussion and Analysis of Financial Condition and Results of Operations contain many such forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and situations that may cause our or our industry's actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. The risk factors contained in this report, under the heading Risk Factors, as well as any other cautionary language in this report, provide examples of risks, uncertainties and events that may cause our actual results to differ from the expectations described or implied in our forward-looking statements.

        Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. Except as required by law, we do not undertake to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Use of Proceeds

        We will not receive any proceeds from the sale of the common stock by the selling stockholders under this prospectus.

Price Range of Our Common Stock

        On June 16, 2005, August 24, 2005 and September 6, 2005, we received notices from the staff of the Nasdaq Stock Market ("Nasdaq") that we do not comply with certain Marketplace Rules. Specifically, the Nasdaq staff has stated that we do not currently comply with Marketplace Rule 4310(c)(4) (the "Rule"), which is a requirement for continued listing on the Nasdaq SmallCap Market, because the bid price of our common stock has closed below the minimum $1.00 per share requirement for 30 consecutive business days.

        Marketplace Rule 4310(c)(8)(D) provides, and Nasdaq has afforded, us a cure period of 180 calendar days to regain compliance, which ends on December 13, 2005. Our common stock will continue to be listed on the Nasdaq SmallCap Market during this cure period. The Nasdaq staff has stated that if at anytime on or before December 13, 2005, the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Nasdaq staff will provide written notification that we have achieved compliance with the Rule, subject to the Nasdaq staff's discretion to extend such 10 consecutive business day period under Marketplace Rule 4310(c)(8)(E). The Nasdaq staff has stated that if compliance with the Rule cannot be demonstrated by December 13, 2005, the Nasdaq staff will determine whether we meet the Nasdaq SmallCap Market initial listing criteria as set forth in Marketplace Rule 4310(c), except for the bid price requirement. The Nasdaq staff has stated that if we meet the initial listing criteria, the Nasdaq staff will notify us that we have been granted an additional 180 calendar day compliance period.

        We will seek to regain compliance within this cure period. Our management and board of directors are considering alternatives to address compliance with the continued listing standards of the Nasdaq SmallCap Market, which may include a reverse stock split.

        The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported on the Nasdaq SmallCap Market and the Nasdaq National Market prior to August 3, 2005:

	High	Low
Year Ended December 31, 2003
First Quarter	0.83	0.34
Second Quarter	1.60	0.39
Third Quarter	1.51	0.71
Fourth Quarter	2.90	1.15
Year Ended December 31, 2004
First Quarter	2.50	1.54
Second Quarter	2.76	1.12
Third Quarter	1.58	0.72
Fourth Quarter	1.44	0.90
Year Ending December 31, 2005
First Quarter	1.50	0.85
Second Quarter	1.31	0.30
Third Quarter (through September 13, 2005)	1.05	0.79

        The closing sale price of our common stock, as reported by Nasdaq, on September 13, 2005 was $0.88. As of September 13, 2005, there were 301 holders of record of our common stock, not including beneficial owners of shares registered in nominee or street name. We have not repurchased any of our securities during 2004 or during the six months ended June 30, 2005.

Dividend Policy

        We have never declared or paid any cash dividends on our common stock and we do not anticipate declaring any dividends in the foreseeable future. We currently intend to reinvest future earnings, if any, for use in research and development or other business needs.

Dilution

        If you invest in our common stock, your interest will be diluted to the extent of the difference between the price you paid per share of our common stock and the pro forma net tangible book value per share of our common stock. Our net tangible book value at June 30, 2005 was approximately $1.7 million, or $0.05 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. On August 5, 2005, we entered into a three-year private equity agreement with Brittany Capital Management Limited, or Brittany. If we include the shares issued and net amounts expected to be received under the Brittany agreement, our pro forma net tangible book value would be approximately $6.3 million, or $0.16 per share*. Additionally, we issued warrants related to various loan agreements. If we include the shares issued and the net amounts expected to be received under the Brittany agreement and upon the exercise of dilutive warrants, our pro forma net tangible book value would be approximately $7.6 million, or $0.19 per share*. Our new investors will experience an immediate dilution ranging from $0.67 to $0.81 per share upon the purchase of shares of common stock being registered in this offering. The following table illustrates this dilution:

		Pro Forma with Shares Issued under Brittany Agreement*
	Actual	No Warrants Exercised	Warrants Exercised
Assumed offering price per share	$0.86	$0.86	$0.86
Net tangible book value per share at June 30, 2005	0.05	0.16	0.19

Dilution per share to new investors	$0.81	$0.70	$0.67

*
With no warrants exercised, the pro forma net tangible book value per share give effect to the issuance and sale of 6,429,828 shares of our common stock to Brittany at an estimated average price of $0.80 per share. With warrants exercised, the pro forma net tangible book value per share give effect to the issuance and sale of 6,429,828 shares of our common stock to Brittany at an estimated average price of $0.80 per share, 903,614 shares upon exercise of a warrant at $0.83 per share and 617,284 shares upon exercise of two warrants at $0.81 per share. The exercise of the warrant at $1.42 per share for 700,000 shares of our common stock has been excluded from the pro forma calculation because of the anti-dilutive effect.

        The sale of stock to Brittany and exercise of warrants are private sales of securities. Brittany and the holders of the warrants are the selling stockholders under this offering, not Large Scale Biology Corporation. Brittany and the holders of the warrants will receive the proceeds from the sale of the shares under this offering. We will not receive any proceeds from the sale of the shares by the selling stockholders. Consequently, our existing stockholders will have no increase in net tangible book value from this offering, as we will not receive any proceeds from this offering.

        The above computations are based on the pro forma number of shares of common stock outstanding as of June 30, 2005 and exclude:

  •
  6,696,300 shares of common stock issuable on the exercise of stock options outstanding at June 30, 2005 at a weighted average exercise price of $4.18 per share;

  •
  5,869,586 shares of common stock reserved for issuance under our stock option and employee stock purchase plans at June 30, 2005; and

  •
  1,786,026 shares of common stock issuable on the exercise of warrants outstanding at June 30, 2005 that are not being registered under this S-1 filing, at a weighted average exercise price of $2.56 per share.

        The exercise of these options or warrants could further dilute the interests of new investors. For additional information regarding these shares, options and warrants, see Note 8 to the audited consolidated financial statements and Note 4 to the unaudited condensed consolidated financial statements.

Selling Stockholders

        The securities being registered are for the account of the following stockholders:

Name	Shares Beneficially Owned Before the Offering	Shares of Common Stock to be Offered
Brittany Capital Management Ltd.(1)	—	6,429,828
Kentucky Technology, Inc.(2)	—	700,000
Kevin J. Ryan(3)(4)	4,580,461	1,998,156
Robert L. Erwin(5)(6)	955,717	154,321

Total	5,536,178	9,282,305

        All securities listed above were purchased as part of the offering and are being registered herein.

(1)
Shares of common stock to be offered is based on the private equity agreement using the maximum number of shares to be sold without shareholder approval of 19.99% of the 32,165,223 shares outstanding at August 5, 2005.

(2)
Shares of common stock to be offered is based on the maximum number of shares that could be issued upon Kentucky Technology, Inc.'s exercise of its warrant to purchase our common stock. Kentucky Technology, Inc. is a for-profit economic development company formed and controlled by the University of Kentucky. The University of Kentucky is a component unit of the Commonwealth of Kentucky and is governed by a board of trustees appointed by the governor of the Commonwealth of Kentucky.

(3)
Shares beneficially owned before the offering includes 3,667,453 shares held by Technology Directors II, LLC, 68,196 shares held by the Ryan Family Trust, of which Mr. Ryan is Trustee, and 12,000 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005. Mr. Ryan is a managing member of Technology Directors II, LLC. Mr. Ryan disclaims beneficial ownership of the shares held by Technology Directors II, LLC except to the extent of his pecuniary interest in this entity. Shares Beneficially Owned Before the Offering excludes 631,579 shares of common stock purchased on June 29, 2005 by conversion of a note into our common stock pursuant to the terms of our March 3, 2005 convertible promissory note with Kevin J. Ryan.

(4)
Shares of common stock to be offered is based on 631,579 shares of common stock purchased on June 29, 2005 by conversion of a note into our common stock pursuant to the terms of our March 3, 2005 convertible promissory note with Kevin J. Ryan, and the number of shares to be issued upon Kevin J. Ryan's exercise of his warrants to purchase 462,963 shares and 903,614 shares of our common stock.

(5)
Shares beneficially owned before the offering includes 10,000 shares held by the Marti Nelson Medical Foundation; 13,500 shares held by the Erwin and Nelson Exemption Trust, of which Mr. Erwin is Trustee; 434,675 shares held by the Erwin and Nelson Living Trust, of which Mr. Erwin is Trustee; and 357,500 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005. Mr. Erwin is a director and co-founder of the Marti Nelson Medical Foundation and disclaims beneficial ownership of the shares held by the Foundation.

(6)
Shares of common stock to be offered is based on the number of shares to be issued upon Robert L. Erwin's exercise of his warrant to purchase shares of our common stock.

Shares Issuable Pursuant to Exercise of Warrants

        We reserved 700,000 shares of common stock for issuance upon the exercise of a warrant granted on December 17, 2004 to Kentucky Technology, Inc., in connection with our issuance of a promissory note. The warrant is exercisable starting the earlier of July 31, 2006 or 45 days following the prepayment of the promissory note, has an exercise price of $1.42 per share, subject to adjustments for stock splits, combinations, reclassifications and similar events, and expires on December 17, 2011. The number of shares issuable under the warrant is to be determined according to a formula based on the aggregate daily principal loan balance up to a maximum of 700,000 shares of our common stock. Issuable under the warrant are 233,866 shares of common stock as of June 30, 2005. There has been no other material relationship between Kentucky Technology, Inc. and LSBC during the last three years.

        In connection with the promissory note issued to Kevin J. Ryan, our President and Chief Executive Officer and a member of our board of directors, or CEO, we issued a common stock purchase warrant that expires on April 15, 2011. Our CEO has the option either to purchase 903,614 shares of our common stock at $0.83 per share or common stock of our subsidiary, Predictive Diagnostics, Inc, or PDI. The PDI exercise price would be the lowest price per share of the PDI stock in any PDI financing event of no less than $1,500,000. The number of warrant shares would be determined by dividing $3,000,000 by the PDI exercise price. PDI common stock issuable pursuant to the warrant would be subject to exchange and underwriter's holding period restrictions, or "lock-ups".

        In connection with the secured promissory notes issued on August 5, 2005 to Kevin J. Ryan, our CEO, and Robert L. Erwin, Chairman of our board of directors, or Investors, we issued common stock purchase warrants that may be exercised commencing on February 5, 2006 and expire on February 5, 2011. Mr. Ryan and Mr. Erwin may purchase up to 462,963 and 154,321 shares, respectively, of our common stock at $0.81 per share, the closing bid price of our common stock on August 4, 2005.

Shares Issuable Under the Private Equity Agreement

        The Company entered into a three-year private equity agreement with Brittany Capital Management Limited on August 5, 2005, which permits the Company to require Brittany Capital to purchase up to $15,000,000 of our common stock. We have a right to periodically put common shares to Brittany Capital for which it will pay the Company cash at a seven percent (7%) discount to the then market price calculated over certain trading periods. There has been no other material relationship between Brittany Capital Management Limited and LSBC during the last three years.

Common Stock Purchase

        On March 3, 2005, we issued a $600,000 convertible promissory note, or Note, to Kevin J. Ryan, our CEO. The Note was converted into 631,579 shares of our common stock on June 29, 2005 at a conversion price of $.95 per share according to the terms of the Note.

Plan of Distribution

        The selling stockholders will be offering and selling all shares offered and sold with this prospectus. We will not receive any of the proceeds of the sales of these shares. Offers and sales of shares made with this prospectus must comply with the terms of registration rights agreements we entered into with the selling stockholders with respect to the registration of their shares. However, selling stockholders may resell all or a portion of their shares without this prospectus in open market transactions in reliance upon available exemptions under the Securities Act, if any, provided they meet the criteria and conform to the requirements of one of these exemptions.

Who May Sell and Applicable Restrictions

        The selling stockholders may offer and sell shares with this prospectus directly to purchasers. The selling stockholders may donate or otherwise transfer their shares to any person so long as the transfer complies with applicable securities laws. The selling stockholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more brokers, dealers, agents or underwriters, subject to compliance with our insider trading policy, if applicable. Brokers, dealers, agents or underwriters participating in transactions may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of the shares, from that purchaser). The discounts, concessions or commissions might be in excess of those customary in the type of transaction involved. Any brokerage commissions and similar selling expenses attributable to the sale of shares covered by this prospectus will be borne by the selling stockholders. In order to comply with some state securities laws, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. To the extent the selling stockholders may be deemed to be underwriters, they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. The selling stockholders and any brokers, dealers or agents who participate in the distribution of the shares may be deemed to be underwriters, and Brittany Capital Management, Ltd. will be an underwriter, and any profits on the sale of shares by them and any discounts, commissions or concessions received by any broker, dealer or agent may be deemed underwriting discounts and commissions under the Securities Act. The selling stockholders have advised us that they have acquired the shares for investment purposes only, and, as of the date of this prospectus, they have not entered into any plan, arrangement or understanding with a broker, dealer or underwriter regarding sales of shares with this prospectus. Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

Prospectus Delivery

        Since each of selling stockholders may be deemed to be underwriters and Brittany Capital Management Ltd. is an underwriter within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. At any time a particular offer of the securities is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth:

  •
  the name of the selling stockholder and of any participating underwriters, broker-dealers or agents;

  •
  the aggregate amount and type of securities being offered;

  •
  the price at which the securities were sold and other material terms of the offering;

  •
  any discounts, commissions, concessions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers; and

  •
  that participating broker-dealers did not conduct any investigation to verify the information in this prospectus of incorporated in this prospectus by reference.

        A prospectus supplement or a post-effective amendment may be filed with the SEC to disclose additional information with respect to the distribution of the shares. In particular, if we receive notice from a selling stockholder that a donee, pledgee, transferee or other successor intends to sell more than 500 shares of our common stock, or that a selling stockholder has entered into a material arrangement with an underwriter or broker-dealer for the sale of shares covered by this prospectus, then to the extent required we will file a supplement to this prospectus.

Manner of Sales

        The selling stockholders will act independently of the company in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq SmallCap Market, the over-the-counter market, or any other national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale. The shares may be sold at then prevailing market prices, at prices related to prevailing market prices, at fixed prices or at other negotiated prices. The shares may be sold according to one or more of the following methods:

  •
  a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker or dealer as principal and resale by the broker or dealer for its account as allowed under this prospectus;

  •
  pledges of shares to a broker-dealer or other person, who may, in the event of default, purchase or sell the pledged shares;

  •
  an exchange distribution under the rules of the exchange;

  •
  face-to-face transactions between sellers and purchasers without a broker-dealer;

  •
  by writing options, whether such options are listed on an options exchange or otherwise;

  •
  settlement of short sales entered into after the date of the prospectus; or

  •
  any other method permitted by law.

Indemnification and Contribution

        We and certain of the selling stockholders have agreed to indemnify or provide contribution to each other and specified other persons against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. The selling stockholders may also agree on their own to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against some liabilities, including liabilities arising under the Securities Act.

Expenses Associated With Registration

        We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including registration and filing fees, expenses of compliance with state securities or "blue sky" laws and transfer agent fees relating to sales pursuant to this prospectus. If the shares are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.

Suspension of This Offering

        We may suspend the use of this prospectus on a limited basis if we learn of any event that causes this prospectus to include an untrue statement of material fact or omit to state a material fact required to be stated in the prospectus or necessary to make the statements in the prospectus not misleading in light of the circumstances then existing. If this type of event occurs, a prospectus supplement or post-effective amendment, if required, will be distributed to each selling stockholder.

Description of Securities to be Registered

        At the closing of this offering, we will be authorized to issue 60,000,000 shares of common stock, par value $.001 per share, and 10,000,000 shares of undesignated preferred stock, par value $.001 per share. The following description of capital stock includes the provisions in the certificate of incorporation. After the completion of this offering an aggregate of 40,815,949 shares of common stock will be issued and outstanding, and no shares of preferred stock will be issued and outstanding.

        The following description of our capital stock is subject to and qualified by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

        The holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding preferred stock that may come into existence, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends. We have never declared or paid dividends on our common stock and do not anticipate declaring or paying cash dividends in the foreseeable future. If we are liquidated, dissolved or wound up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

        Our board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of our authorized but unissued shares of preferred stock with any dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of the common stock. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors and making it more difficult for a third party to acquire, or discourage a third-party from acquiring, a majority of our outstanding voting stock. We have no present plans to issue any shares of or designate any series of preferred stock.

        On May 4, 2001, our board of directors designated 500,000 shares of Preferred Stock as Series A Junior Preferred Stock, and adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of May 4, 2001. Subject to certain specified exceptions and limitations under the rights plan, we continue to issue one right for each share of common stock that becomes outstanding after May 4, 2001. Each right entitles the holder to purchase one unit consisting of one one-hundredth of a share of our Series A Junior Participating Preferred Stock for $45 per unit. Under certain circumstances, if a person or group acquires 15% (in some cases 22%) or more of our outstanding shares of common stock, holders of the rights (other than the person or group causing their exercise) will be able to purchase, in exchange for the $45 exercise price, shares of our common stock or of any company into which we are merged having a value of $90. In addition, the board of directors has the option, under certain circumstances, to exchange each right (other than rights held by the person or group triggering the board of directors' option) for a share of common stock for no additional consideration on the part of the holder of the right. The rights expire on April 27, 2011.

Warrants

        At September 13, 2005 there was a warrant outstanding to purchase 250,000 shares of our common stock at an exercise price of $5.13 per share. The warrant becomes exercisable in full if the quoted value of our common stock, as reported on the NASDAQ SmallCap Market, equals an average of at least $6.84 for any consecutive 20-business-day period prior to February 15, 2006. The warrant expires on February 14, 2012.

        At September 13, 2005 there were additional warrants outstanding to purchase 1,492,044 shares of our common stock. The warrants contain an antidilutive provision providing for adjustments of the exercise price and the number of shares of common stock underlying the warrants upon the occurrence of any sale of shares below the warrant price, recapitalization, reclassification, stock dividend, stock split, stock combination or similar transaction. These warrants expire on September 8, 2009 and were initially exercisable at $2.18 per share. According to the antidilutive provision these warrants are currently exercisable at $2.16 per share due to the issuance of 631,579 shares of common stock at $0.95 per share on June 29, 2005.

        At September 13, 2005 there was a warrant outstanding to purchase up to a maximum of 700,000 shares of our common stock. The warrant is exercisable starting the earlier of July 31, 2006 or 45 days following the prepayment of the promissory note issued on December 17, 2004, with an exercise price of $1.42 per share and expires on December 17, 2011. The number of shares issuable under the warrant is to be determined according to a formula based on the aggregate daily principal loan balance up to a maximum of 700,000 shares of our stock.

        At September 13, 2005 there was an additional warrant outstanding to purchase 903,614 shares of our common stock at $0.83 per share, or common stock of our PDI subsidiary. The PDI exercise price would be the lowest price per share of the PDI stock in any PDI financing event of no less than $1,500,000. The number of PDI warrant shares would be determined by dividing $3,000,000 by the PDI exercise price. This warrant expires on April 15, 2011.

        At September 13, 2005 there were additional warrants outstanding to purchase 617,284 shares of our common stock. These warrants are exercisable at $0.81 per share.

2000 Stock Incentive Plan

        We have reserved 11,139,842 shares of common stock for issuance under our 2000 Stock Incentive Plan, or the Plan. At September 13, 2005, 6,281,195 shares have been granted and 4,858,647 shares remain for future issuances under the following programs:

  Employee Stock Awards

        Effective July 1, 2002, cash compensation of certain employees was reduced and replaced by restricted common stock issued under the Plan. Those employees receive quarterly awards of common stock equal to the reduction in cash compensation divided by the closing price of our common stock on the last trading day of each quarterly period. The awarded shares are vested on July 1 of each year for awards issued during the previous four quarters. We maintain the right to repurchase the stock at the original issuance price. Our repurchase right lapses if we realize certain positive operating cash flows during the six-months ending June 30, two years after vesting. Prior to the following July 31, we either release the awarded shares from escrow upon the expiration of the repurchase right or pay the original issuance price in cash upon our exercise of the repurchase right.

  Employee Stock Options

        Under the Plan, our employees, officers, directors and consultants may be granted options to purchase shares of our common stock. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted only to our employees (including officers and directors who are also employees). Nonqualified stock options may be granted to our employees, directors and consultants. Our board of directors determines the vesting period and exercise price of the stock options. Stock options granted under the Plan are exercisable over a ten-year period from the grant date and have vesting periods ranging from immediate vesting to four years. Incentive and nonqualified stock options granted under the Plan may be granted at exercise prices no less than 100% and 85%, respectively, of the fair value of our common stock on the date of grant. However, an option granted to a 10% shareholder under the Plan is granted at an exercise price not less than 110% of the fair value of our common stock on the date of grant.

Employee Stock Purchase Plan

        Our Employee Stock Purchase Plan, or ESPP, allows employees to purchase shares of our common stock through payroll deductions. The plan has a series of successive overlapping offering periods, with a new offering period beginning on the first business day of August and February each year. Each offering period continues for a periods of 24 months, unless otherwise determined by our compensation committee. A participant may contribute up to 15% of his or her base salary payroll deductions, and the accumulated deductions are applied to the purchase of shares on each semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of July and January each year. The purchase price per share on each semi-annual purchase date is equal to 85% of the fair market value per share on the start date of the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. However, a participant may not purchase more than 500 shares on any purchase date. Our compensation committee has the authority to change these limitations for any subsequent period. At September 13, 2005, a total of 1,403,541 shares of common stock were reserved and available for issuance by the ESPP.

Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

        Our certificate of incorporation authorizes our board to establish one or more series of undesignated preferred stock, the terms of which can be determined by our board at the time of issuance. Our certificate of incorporation also provides that all stockholder action occur at a duly called meeting of stockholders and not by written consent. In addition, our certificate of incorporation and bylaws do not permit our stockholders to call a special meeting of stockholders. Only our Chief Executive Officer, President, Chairman of the Board or a majority of the board of directors are permitted to call a special meeting of stockholders. Our bylaws require that stockholders give advance notice to our secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting, and that the chairman of the board has the authority to adjourn any meeting called by the stockholders. Our bylaws also require a supermajority vote of members of the board of directors and/or stockholders to amend certain specified bylaw provisions. These provisions of our restated certificate of incorporation and our bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the company. These provisions also may have the effect of preventing changes in the management of the company.

        We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  before that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  after the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by;

  •
  persons who are directors and also officers; and

  •
  employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.66% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Anti Takeover Stockholder Rights Plan

        We have adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of May 4, 2001. Subject to certain specified exceptions and limitations under the rights plan, we will continue to issue one right for each share of common stock that becomes outstanding after May 4, 2001. Each right entitles the holder to purchase one unit consisting of one one-hundredth of a share of our Series A Junior Participating Preferred Stock for $45 per unit. Under certain circumstances, if a person or group acquires 15% (in some cases 22%) or more of our outstanding shares of common stock, holders of the rights (other than the person or group causing their exercisability) will be able to purchase, in exchange for the $45 exercise price, shares of our common stock or of any company into which we are merged having a value of $90. In addition, the board of directors has the option, under certain circumstances, to exchange each right (other than rights held by the person or group triggering the board of directors' option) for a share of common stock for no additional consideration on the part of the holder of the right. The rights expire on April 27, 2011.

        On June 29, 2005, the we entered into an Amended and Restated Rights Agreement ("Rights Agreement") with American Stock Transfer and Trust Company ("AST") that amended and restated the rights agreement dated April 27, 2001 between the Registrant and Equiserve Trust Company, NA ("Equiserve"). This agreement appoints AST as the rights agent in place of Equiserve, which previously served as rights agent, and in connection therewith lowers the rights agent's required assets to $10 billion and removes the condition that the rights agent be qualified to do business as a banking institution in California. In addition, Section 1 of the Rights Agreement was amended and restated clarifying that Technology Persons shall become an acquiring person if Technology Persons shall be the beneficial owner of 22% or more of the Registrant's then outstanding common stock. Kevin J. Ryan, the Registrant's President and Chief Executive Officer and a member of the Registrant's Board of Directors, is one of the individuals included in Technology Persons. Technology Persons beneficially owned approximately 22% of the Registrant's outstanding common stock when the rights agreement was entered into on April 27, 2001.

Interests of Named Experts and Counsel

Legal Matters

        Fenwick & West LLP, Mountain View, California, will provide us with a legal opinion as to the validity of the issuance of the shares of common stock offered with this prospectus.

Experts

        The consolidated financial statements of Large Scale Biology Corporation and its subsidiaries as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the uncertainty of Large Scale Biology Corporation's ability to continue as a going concern), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Description of Business

Overview

        Large Scale Biology Corporation is a product-focused biotechnology company using proprietary technologies to develop and manufacture recombinant biologics. Our biomanufacturing opportunities include vaccines, complex proteins and follow-on off-patent therapeutics. We are focusing our efforts on the following products:

  •
  Lysosomal acid lipase for treatment of certain lipid storage disorders and reduction of plaque in arteries, and certain follow-on off-patent biologics and proprietary products, including Interferon alpha 2a and 2b, and Alpha-galactosidase A for treatment of Fabry disease

  •
  Recombinant Aprotinin, a protease inhibitor used in medical, research and manufacturing applications

  •
  Vaccines for human and animal healthcare, including antiviral and anticancer applications

        The technologies employed in our product development and biomanufacturing operations include our proprietary GENEWARE transient gene expression system and our proprietary GRAMMR gene shuffling technology to shuffle gene sequences and improve the proteins encoded by them. Our manufacturing processes can be used to produce our proprietary product candidates and follow-on therapeutic products. We believe that our combination of proprietary technologies and existing manufacturing infrastructure enables us to rapidly and economically develop our own products as well as partner-specified products and to participate in market opportunities in major disease categories.

        We established a wholly-owned subsidiary, Predictive Diagnostics, Inc., or PDI, for the commercial development of a proprietary approach to early diagnosis of life-threatening diseases. Our PDI business, which is in the development stage, is based upon our technology developed in the course of our past genomics and proteomics programs. PDI's initial product focus is in the field of oncology. Our proprietary Biomarker Amplification Filter, or BAMF technology, potentially provides low-cost and rapid analysis of multiple biomarkers derived from profiling thousands of individual proteins, peptides and other metabolites found in clinical blood samples. Current typical diagnostic tests rely on measuring the variations from the normal amount of a single protein or biomarker. Our BAMF technology finds multiple proteins or biomarkers in blood samples and creates a disease "fingerprint," potentially leading to an accurate and early detection of disease.

Science and Industry Background

        All living things are made up of one or more cells. Although science still has much to learn about how cells actually function, it is commonly accepted that all cells have several basic components. Inside each plant and animal cell is a nucleus containing deoxyribonucleic acid, or DNA, that makes up its genetic code. Different sections of the DNA are called genes. A gene or a combination of genes encodes the information needed for conducting the various essential life functions. Each gene is composed of a specific, unique sequence of DNA. When a gene is turned on, or "expressed," the genetically coded information is copied into a related molecule called messenger ribonucleic acid, or mRNA. This messenger travels to a location outside the nucleus where proteins are then made according to the genetic information contained in the mRNA.

        Private industry and the federal government have each announced the completion of the sequencing of the human genome. Utilizing the genetic information of the human genome, numerous laboratories are rapidly identifying gene sequences that are involved in the causes of diseases. An increasing number of new biological drugs are being tested and are being used to treat diseases. The production of biological drugs requires complicated, and usually, very expensive cellular production systems.

        Our plant-based GENEWARE system offers several advantages for the production of biological compounds. A gene sequence, or mRNA, of a target protein is inserted into a plant virus, or vector. Non-recombinant non-food/feed plants are then inoculated with the vector. The virus penetrates cells of the plant and uses the cell's mechanism to replicate and to express the mRNA carried by the virus to produce the target protein. The virus spreads from cell to cell within the plant but does not get incorporated within the DNA of the plant cells. Consequently, the mRNA is not passed on to the next generation of the plant. This system provides a large-scale manufacturing capability to produce commercially valuable proteins rapidly and cost effectively, without the environmental concerns that afflict the cultivation of transgenic food/feed crops used by other companies.

Our Strategy

        Our corporate strategy is to focus our platform technologies on developing and commercializing our products and those of our partners. While our GENEWARE platform is broadly applicable, our current emphasis is to primarily use it for biomanufacturing health care products. Our strategic business focus consists of developing the following business opportunities:

  •
  Development, manufacture and sale of therapeutics and vaccines

  •
  Development and commercialization of diagnostic tests for diseases such as cancer

  •
  Market gene shuffling technology

        We have achieved proof of principle with our own human and animal-health-care therapeutics. While biomanufacturing and some early stages of regulatory and clinical development have been internally financed, we plan to achieve advanced clinical trials, final regulatory approvals and commercialization in collaboration with pharmaceutical and biotechnology companies. Our cat parvovirus vaccine has completed early-stage pre-clinical trials, demonstrating safety and initial efficacy and is moving forward into advanced development. We have completed manufacturing process development of Aprotinin and Alpha-galactosidase A. We have received Orphan Drug designation from the FDA for Alpha-galactosidase A and for Lysosomal acid lipase. We have been developing biomanufacturing capability for proteins and peptides to capitalize on the capacity constraints of the biotechnology industry. We have built a manufacturing facility in Owensboro, Kentucky for FDA-compliant manufacturing of human therapeutics and vaccines developed by our partners and us.

        We have created a wholly owned subsidiary, Predictive Diagnostics, Inc., or PDI, to apply our proprietary BAMF technology for diagnostic tests of cancer and other diseases. PDI plans to perform diagnostic tests for specific diseases as an operating laboratory and in collaboration with major clinical reference labs, hospitals, and managed care laboratories. The reference lab partners would analyze serum samples, or perform mass spectrometry analysis where needed, prior to Predictive's BAMF diagnostic analysis. Upon completion of our first phase of our business plan, we intend to implement a fully vertical BAMF test with all laboratory steps performed directly or through outsourcing by PDI. PDI may also license BAMF technology to other organizations to enable them to perform such tests. PDI is in the development stage and we have received no revenue from its operations.

        We have developed a novel gene shuffling technology called GRAMMR, which can generate large libraries of extensively shuffled gene sequences, and which we believe is faster and more efficient than competing gene shuffling technologies. Our contract with the US Army Medical Research Institute of Infectious Diseases, or USAMRIID, applies our proprietary GRAMMR technology for DNA shuffling and molecular evolution to improve biodefense therapy candidate products. In parallel with our program with the federal government, we plan to market GRAMMR gene shuffling technology to companies seeking to improve their biological drugs.

Commercial Opportunities

        Our current efforts are focused on improving cash flows, developing and manufacturing products and entering into relationships to market and sell our products. Our objective is to achieve and sustain profitability by manufacturing and selling products. Some examples of our technologies and products that we expect to generate cash flow are summarized.

  Human Lysosomal Acid Lipase

        Lysosomal acid lipase, or LAL, deficiencies cause lipid metabolism and storage conditions which, although rare, cause significant morbidity and mortality among afflicted patients. Discovered by scientists at the Cincinnati Children's Hospital, LAL could represent a new approach in the treatment of cardiovascular disease. We have obtained an exclusive, worldwide license for use of LAL in this field and are developing and evaluating the enzyme in collaboration with the discovery team at Cincinnati Children's. We now have a scalable method of manufacturing LAL to pharmaceutical specifications and are currently evaluating the quality and stability of the product. Our strategy is to develop LAL first for certain smaller specialty markets that fall within the FDA's Orphan Drug definition and subsequently move into larger, mainstream markets with an appropriate commercial partner. In July, 2005, we were awarded Orphan Drug Designation for our recombinant human LAL from the FDA. To expedite clinical and commercial development of our product and to generate cash flow, we have entered into a paid collaboration with Bayer BioScience N.V., a division of the crop science unit within Bayer Holdings A.G., or Bayer BioScience. We and Bayer BioScience have co-funded the initial phases of the LAL program and have met or exceeded all the program milestones on time and within budget.

        In addition, cardiovascular disease, especially atherosclerosis, is a major cause of mortality in the US and many other industrialized countries. Several drugs are currently marketed to slow progression of atherosclerotic disease or treat its symptoms. Excessive build-up of plaque, which is a leading cause of heart disease, is often treated surgically and involves invasive procedures and long periods of convalescence. We believe our research on LAL could some day lead to this product's use in the clinical management of atherosclerotic disease without surgery.

  GRAMMR Gene Shuffling

        Our GRAMMR technology is a new shuffling, or genetic reassortment research tool used to more efficiently develop a wide variety of improved product attributes. Traditional shuffling methods are typically complex, slow, labor-intensive, and have not always yielded the desired results. GRAMMR technology provides a number of significant advantages over traditional gene shuffling procedures, including higher efficiency, more rapid turnaround, greater adaptability and higher cost-efficiency. Our GRAMMR technology can reduce the complexities of gene shuffling and can empower the user with greater control over the molecular evolution process. We can offer our partners and clients a complete range of GRAMMR-associated services, from gene shuffling and gene expression to protein manufacturing. We recently entered into an agreement with a private company to use such technology for commercial applications.

  Aprotinin

        Aprotinin is a natural protein that acts to prevent protein breakdown, and is used in medical procedures to reduce the systemic inflammatory response, or SIR, associated with surgery for cardiopulmonary bypass grafts, or CABG. Once triggered, SIR can lead to a cascade of subsequent inflammatory events that can collectively retard patient recovery. When administered intravenously in CABG procedures, aprotinin helps decrease the need for blood transfusions, reduces post-operative bleeding, and thus reduces re-exploration for bleeding.

        The only aprotinin product in the United States market for use in CABG is currently obtained by extraction from cow lungs. We have produced pilot-scale quantities of Aprotinin that is identical to this product using our proprietary GENEWARE plant-based biomanufacturing system. Our Aprotinin active pharmaceutical ingredient, or API, has the same biological activity as the animal-derived counterpart. When scaled to commercial-level production, we believe that our Aprotinin can be produced cost effectively and in sufficient quantities to meet worldwide demand, without the safety concerns associated with animal derived products. We are in discussions with potential partners for supplying our Aprotinin to the medical markets.

        We entered into a multi-year, non-exclusive agreement with Sigma-Aldrich Fine Chemicals to distribute non-pharmaceutical Aprotinin. Aprotinin sales were 1% of our total revenues during 2004.

  Alpha-Galactosidase A

        Alpha-galactosidase A is an enzyme used for replacement therapy to treat Fabry disease. Fabry disease is a genetic disorder that results in the inability of tissues within organs, primarily the liver, kidney and spleen, to recycle various structural lipid components resulting in the accumulation of these lipids in those organs and the heart. Fabry is a genetic degenerative disease that shortens a patient's lifespan.

        Our Alpha-galactosidase A is produced in plants at our biomanufacturing facility in Owensboro, Kentucky with our proprietary GENEWARE system. The enzyme is recovered and purified to clinical standards in a proprietary process that is validated and compliant with current good manufacturing practices, or cGMP. The preclinical testing was performed in a Fabry mouse model system with Dr. Roscoe Brady at the National Institute of Neurological Disease and Stroke under a collaborative research and development agreement. The preclinical data showed good efficacy and safety in the animals. We received an Orphan Drug designation from the FDA for Alpha-galactosidase A and plan to file an investigational new drug application with the FDA and begin clinical trials to evaluate its safety and efficacy in humans.

  Follow-on Off-patent Biologics

        When patent protection for proprietary pharmaceuticals ends, the product becomes eligible for sale as a "generic" version. Often new competition arises, resulting in lower costs and wider availability for the generic product relative to the original patented drug. A number of biological protein and peptide biopharmaceutical products are, or soon will be, off-patent. However, while the composition of a pharmaceutical product may be off patent, the manufacturing method may be further protected by exclusive patents of the innovator company. Consequently, suppliers are blocked from producing the generic product. Our freedom to operate with our proprietary GENEWARE biomanufacturing technology could provide our alliance partners the ability to enter markets otherwise blocked by process patents.

        Our GENEWARE technology can enable the manufacture of molecules that are, or will be, off-patent including recombinant versions of aprotinin and interferon alpha 2a and 2b. We are in partnering discussions with several companies for the co-development, marketing and distribution of these types of off-patent molecules for research, manufacturing and medical applications.

  Vaccines

        Vaccines can represent a cost-efficient form of healthcare. Vaccines recruit the immune system to recognize and combat a wide range of diseases, including viral and microbial infectious diseases and some cancers. We are developing several vaccines for the human and animal care markets. We have conducted early clinical research with our personalized vaccine against the lymphatic cancer non-Hodgkin's lymphoma. With financial support from several US Government agencies, we are in early stage development of vaccines to treat human papilloma virus, or HPV, and HIV infections. We are also developing vaccines to treat a variety of infectious diseases for animal health and veterinary care. Our GENEWARE biomanufacturing system helps enable the efficient improvement and production of vaccines that are either difficult to produce by using conventional technologies or where high costs of production preclude market expansion.

  BAMF Diagnostics

        We plan to commercialize through a wholly owned subsidiary, Predictive Diagnostics, Inc., a diagnostic test service for cancer and other serious diseases using our proprietary platform called BAMF technology. BAMF technology is a proprietary pattern recognition discovery platform that identifies protein biomarkers in the blood that can be used to detect cancer and other diseases. We believe that development of commercial diagnostic tests and associated services based on our BAMF technology could improve patient outcome through earlier diagnosis of disease and reduce associated medical treatment costs.

Our Technologies

  GENEWARE

        Our proprietary and patented GENEWARE system makes use of natural genetic systems for encoding genetic information in plants to rapidly produce biologically-active proteins. A gene sequence of a target protein is cloned into a modified plant virus, or vector that is not harmful to humans. Growing plants are inoculated with the vector to temporarily introduce the genetic information into the plants. The target proteins encoded by the gene sequences are produced in the host plant and after approximately two weeks the plants are harvested. Utilizing proprietary and patented processes we extract and purify the target protein from the plants. These GENEWARE vectors have been used to produce numerous therapeutic proteins and vaccine antigens in large quantities.

        The GENEWARE production system has been designed to be environmentally safe because the viral vector and the genes we insert cannot be incorporated into the plant genome and, thus, cannot be transmitted to the next generation of the plant in the seed or pollen; it has a limited host range; and the modified virus does not persist in the soil to the next planting season. Since 1991, we have conducted more than ten USDA-approved field trials, each demonstrating that GENEWARE is environmentally safe. In addition, we apply our GENEWARE system only to non-food crops and follow standard operating procedures during field and greenhouse production to further ensure environmental safety.

        While our GENEWARE technology can be used to identify and alter gene-product functions, we are primarily using the GENEWARE system to manufacture therapeutic proteins, peptides and other molecules in plants. We believe GENEWARE technology can achieve significant time and cost advantages over traditional, transgenic genetic-engineering systems and alternative manufacturing technologies. We believe the GENEWARE protein production system can be efficient and competitive as a result of its potential for high expression, speed of production, safety and minimal capital requirements compared to alternate expression systems. We have used our Owensboro, Kentucky, production facility to extract proteins from hundreds of tons of field-produced plants and have validated this facility for cGMP manufacturing of our Aprotinin and Alpha-galactosidase A.

  BAMF Diagnostics

        Our proprietary BAMF technology combines our bioinformatics and proteomics technologies. Our proteomics technology allows for the rapid determination of the protein composition, or proteome, of cells, tissues and body fluids that are associated with disease or abnormal conditions. Protein composition is a listing of the specific proteins present in a given sample and their amounts. By assembling and monitoring changes in this data, we are able to identify the presence and levels of proteins associated with diseases.

        Bioinformatics is the gathering and analysis of the data generated when working with genes and proteins. We use proprietary technologies to integrate and manage biological information, which increases our ability to assess the importance of biological data in the discovery of disease.

        Our proprietary BAMF technology was derived from our bioinformatics capability. It utilizes multiple proteins called biomarkers that are derived from profiling thousands of proteins to diagnose disease. We are using our BAMF technology to identify protein biomarkers in the blood as a diagnostic to detect cancer and other diseases. Initial proof-of-principle for our BAMF technology was achieved through a research collaboration with Lance Liotta, M.D., Ph.D. and Emanuel Petricoin, Ph.D., who were formerly co-directors of the Clinical Proteomics Program at the National Cancer Institute and Food and Drug Administration, respectively. More recently, the value of our BAMF technology has been demonstrated in a series of studies in collaboration with major government and university medical centers and through our association with our commercial partner, PerkinElmer.

  GRAMMR Gene Shuffling

        We invented a gene shuffling and molecular evolution technology that is easier to use, more efficient, and more cost-effective than other gene shuffling methods. Directed molecular evolution is an approach to enhancing the functionality of candidate genes and accelerating the development of improved products. We believe that gene shuffling, or reassortment, is the key to unlocking the potential of genetic diversity and developing biological molecules with novel or improved traits. Various gene-shuffling methods have been applied to improve a variety of commercially important products such as pharmaceutical proteins, vaccines, antibodies, viral vectors, and industrial enzymes. GRAMMR technology enables researchers to improve genes and the protein products derived from those genes which we believe have a number of inherent advantages over other gene shuffling methods, including: yield of a greater variety of chimeric products from fewer rounds of shuffling; rapid generation of thousands of shuffled gene sequences in a single day; adaptability to large genes, divergent genes, and complete gene clones; reliable conservation of the integrity of genes, resulting in improved screening efficiencies; and cost effectiveness.

Intellectual Property

        We continually seek patent protection for our proteomics, genomics, biomanufacturing, and plant and animal viral gene expression technologies and for diagnostics. As of June 30, 2005, we had 85 issued and 76 pending U.S. patents. Our issued U.S. patents expire between 2007 and 2022. Foreign patents corresponding to many of the U.S. patents and patent applications have been filed and/or issued in one or more other countries, resulting in a total of 52 issued and 89 pending foreign patents as of June 30, 2005. In the plant and animal viral systems field, we have 23 issued U.S. patents and 38 issued foreign patents that expire between 2011 and 2022. In the bioprocessing field, we have 10 issued U.S. patents and 5 issued foreign patents that expire between 2019 and 2022. In the proteomics field we have 48 issued U.S. patents and 1 issued foreign patent that expire between 2006 and 2020. In the vaccine field we have 1 issued U.S. patent and 7 issued foreign patents that expire between 2020 and 2021. In the genomics field, we have 3 issued U.S. patents and 1 issued foreign patent that expire in 2019. In the diagnostic field, we have 13 pending U.S. patents. While we believe that our patents in various technological areas are valuable to our business, our business as a whole is not materially dependent on any one patent.

        We and other companies in the biotechnology field typically apply for and receive, in the aggregate, thousands of patents annually in the U.S. and other countries. These patents give us the right to exclude others from practicing or selling products, technologies or services covered by the methods claimed, and from making, using or selling the products which are the subject of the claims of these patents.

        A registered trademark gives the owner the right to exclude others from using identical or confusingly similar marks for similar goods or services within the same channels of commerce. We own the GENEWARE registered trademark and the Large Scale Biology Corporation, LSBC, BAMF, GRAMMR and other trademarks in the U.S. and many other countries.

        We also rely upon copyright protection, trade secrets, continuing technological innovation and licensing from others to protect our intellectual property. Our success will depend, in part, on our ability to obtain patent protection for our products and processes, to preserve our copyrights and trade secrets, to operate without infringing the proprietary rights of third parties and to acquire licenses, if needed, to support or enhance our intellectual property portfolio.

Collaborations

        Our revenues have been derived principally from collaborations with others. The business structure varies depending on the specific product or research objectives of the collaborations. Research agreements may include payments for technology access, costs of research, certain rights to intellectual property developed and participation in sales of products resulting from the agreements. We may also seek to share in the long-term value of the products that we assist our collaborators in developing through the retention of certain product rights. Current agreements include those with Bayer BioScience for co-development of our Lysosomal acid lipase pharmaceutical product, Schering-Plough for animal healthcare vaccine products, Sigma-Aldrich Fine Chemicals for the non-exclusive distribution of our research-grade Aprotinin, EMD Biosciences for non-exclusive distribution of an undisclosed LSBC-proprietary product, and BioCatalytics Inc. for co-development and marketing of enzymes developed in part through our-proprietary protein improvement technologies. These collaborations have not yet generated material revenues for us. Other collaborations may take the form of alliances to jointly commercialize product applications evolved from combining specific technologies of each company.

        We actively seek revenue from government funding sources that promote the development of products having strategic importance to us. For instance, we have performed research activities under multi-year grants from the National Institute of Standards and Technology and National Institute of Allergy and Infectious Diseases to develop vaccines and new vaccine production technology. In addition, we have performed research activities for the United States Army Medical Research Institute of Infectious Disease to develop more effective candidate products for prevention and treatment of biowarfare related illnesses.

        We enter into joint research collaborations to develop products for commercialization. Such collaborations are often accompanied by licenses for exclusive or non-exclusive rights for specific processes, technology or molecules. For example, we acquired an exclusive license for use of human lysosomal acid lipase, or LAL, with the Cincinnati Children's Hospital Medical Center, Cincinnati, Ohio and entered into a research collaboration with them to develop LAL for treating certain rare genetic disorders for which there is no current treatment, and atherosclerosis, a leading cause of death in the United States and other developed countries. Also, we entered into a collaboration with the University of Louisville to advance our vaccine immunotherapeutics program applicable to the management of human papilloma virus.

Employees

        As of September 13, 2005, we have 72 full-time employees, of which 51 are engaged in research and development and biomanufacturing activities. The remainder work in general and administrative areas. Fourteen employees hold Ph.D. degrees.

Research and Development

        Our internally funded research and development expenses were $21.2 million, $11.5 million, $9.3 million and $3.8 million in 2002, 2003, 2004 and the first six months of 2005, respectively. Our customer-sponsored research and development expenditures were $1.2 million, $4.7 million, $2.3 million and $1.9 million in 2002, 2003, 2004 and the first six months of 2005, respectively.

Competition

        The markets for protein development and production, including human vaccines and therapeutics such as the ones we are developing, are highly competitive. Competitors with substantially greater resources are actively developing products similar to, or competitive with, our products. Several pharmaceutical, biotechnology, chemical and other life sciences companies engage in research and development in the use of novel gene expression systems to produce therapeutic proteins. Two other companies are marketing products that would be competitive with our Alpha-galactosidase A product.

        Our recombinant Aprotinin product and follow-on off-patent therapeutics such as interferons are, or will be, off patent protection by the time they are ready for marketing. While we expect to enter pre-existing markets with the same or similar products, our efficient GENEWARE manufacturing and the anticipated favorable cost of production through use of our GENEWARE system, should give us a competitive edge. One of our potential products, Lysosomal acid lipase, has no functional equivalent and thus, no direct competing product.

        Technologies competitive with our BAMF technology are under development and being marketed by other companies and academic institutions. The field of bioinformatic analysis of blood serum to diagnose diseases such as cancer is in an early stage. We are not aware of commercially available competitive technology that has been demonstrated to be superior to ours.

Segment Reporting and Information about Geographical Areas

        The Company operates in one reportable segment. Revenues from various federal government agencies and the Grower's Research Group were 50% and 19% of our total revenues in 2004, respectively, and revenues from various federal government agencies, Bayer BioScience and the University of Louisville were 61%, 22% and 11% of revenues during the six-month period ending June 30, 2005, respectively. Agreements with federal government agencies are subject to termination or renegotiation by such agencies. All revenues are attributed to customers residing within the United States and all long-lived assets are located within the United States. Additional information regarding revenues, loss from operations and total assets may be found in our audited consolidated financial statements and related notes.

Description of Property

        Our principal research and development facility and corporate headquarters are located in Vacaville, California, at a facility of approximately 45,000 square feet that includes administrative offices, a genetic engineering laboratory, a plant discovery and function laboratory and a bioinformatics software laboratory, under a lease that expires on February 28, 2009. We are currently marketing approximately 3,400 square feet of underutilized space for sublease. We own a manufacturing facility of approximately 30,000 square feet, a greenhouse complex of approximately 22,000 square feet containing 13,000 square feet of growing space and land of approximately 23 acres in Owensboro, Kentucky, for pilot and large-scale protein extraction and downstream biomanufacturing of products. This land, facility, equipment contained within and certain related intellectual property and know-how are security for a first priority lien under a $2.9 million loan agreement, and a subordinate lien under promissory notes beneficially to our CEO and Robert L. Erwin, Chairman of our board of directors, in the amounts of $750,000 and $250,000 respectively. This facility is adequate for our current production requirements and the land is sufficient in size for additional buildings or greenhouses if needed for increased manufacturing capacity. We have a facility in Germantown, Maryland, of approximately 53,000 square feet under a lease that expires on December 31, 2010. This facility is currently under sublease and was previously occupied by our proteomics operations, which was wound down on December 31, 2003.

Selected Financial Data

        You should read the following financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. We derived the consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the consolidated statement of operations data for the year ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 from our audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the six months ended June 30, 2004 and 2005 and the consolidated balance sheet data as of June 30, 2005 are derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus, which include all adjustments (consisting of normal recurring items) that we consider necessary for a fair presentation of the financial statements.

	Year Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenues	$23,291	$17,731	$2,622	$3,570	$1,767	$681	$1,113

Costs and expenses:
Development agreements	8,115	3,467	1,247	4,720	2,263	1,022	1,925
Research and development	16,373	22,391	21,191	11,511	9,288	4,519	3,822
General and administrative	8,119	14,373	12,162	9,159	7,690	3,564	3,146
Impairment of property	—	—	433	3,598	—	—	—
Impairment of goodwill	—	—	839	—	—	—	—
Stock compensation bonus	7,268	—	—	—	—	—	—
Amortization of purchased intangibles	1,197	1,300	624	52	—	—	—

Total costs and expenses	41,072	41,531	36,496	29,040	19,241	9,105	8,893

Loss from operations	(17,781)	(23,800)	(33,874)	(25,470)	(17,474)	(8,424)	(7,780)
Total other income (expense)	1,481	3,111	690	177	49	29	(526)

Net loss	$(16,300)	$(20,689)	$(33,184)	$(25,293)	$(17,425)	$(8,395)	$(8,306)

Net loss per share—basic and diluted	$(1.07)	$(0.84)	$(1.33)	$(.99)	$(.58)	$(0.29)	$(0.26)

Weighted average shares outstanding—basic and diluted	15,251,575	24,599,126	24,991,201	25,619,363	30,276,718	29,253,478	31,454,156

	December 31,
						June 30, 2005
	2000	2001	2002	2003	2004
	(In thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$40,030	$24,055	$8,238	$7,737	$1,112	$362
Marketable securities	44,971	24,724	14,840	—	—	—
Working capital (deficiency)	70,853	46,690	22,786	6,964	636	(5,848)
Total assets	106,943	76,912	44,741	20,980	12,795	11,258
Total debt	2,471	356	310	261	1,000	5,374
Accrued stock compensation	—	—	—	708	898	394
Deferred rent	—	—	—	—	336	363
Accumulated deficit	(95,032)	(115,721)	(148,905)	(174,198)	(191,623)	(199,929)
Total stockholders' equity	89,792	73,037	42,659	18,319	9,431	3,564

        Certain 2001 and 2002 amounts have been reclassified to conform to the 2004 presentation.

Supplemental Financial Information

        The following table presents the Company's unaudited quarterly results of operations from 2003 through 2005:

	Three Months Ended
	March 31	June 30	September 30	December 31
2003
Revenues	$854,000	$903,000	$1,192,000	$621,000
Loss from operations	(7,705,000)	(6,255,000)	(4,339,000)	(7,171,000)
Net loss	(7,635,000)	(6,207,000)	(4,306,000)	(7,145,000)
Net loss per share—basic and diluted	(0.30)	(0.24)	(0.17)	(0.28)
2004
Revenues	$319,000	$362,000	$523,000	$563,000
Loss from operations	(4,333,000)	(4,091,000)	(4,189,000)	(4,861,000)
Net loss	(4,324,000)	(4,071,000)	(4,171,000)	(4,859,000)
Net loss per share—basic and diluted	(0.16)	(0.13)	(0.13)	(0.16)
2005
Revenues	$433,000	$680,000
Loss from operations	(3,917,000)	(3,863,000)
Net loss	(4,075,000)	(4,231,000)
Net loss per share—basic and diluted	(0.13)	(0.13)

Management's Discussion and Analysis of
Financial Condition and Results of Operations

        The following discussion of our financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion includes forward-looking statements, such as our projections about future results of operations that are inherently uncertain. Our actual results could differ materially from those anticipated in our forward-looking statements as a result of many factors including, but not limited to, those discussed in "Risk Factors".

Overview

        Our current efforts are focused on improving cash flows, developing and manufacturing products and entering into relationships to market and sell our products. Management's objective is to manufacture and sell products in order to generate sufficient cash flows to sustain our operations. An example of these efforts is demonstrated by our lead candidate molecule, Lysosomal acid lipase, or LAL, which is a naturally occurring human enzyme for treatment of certain lipid storage disorders and reduction of plaque in arteries. We have done extensive process development and we now have a scalable method of manufacturing LAL to pharmaceutical specifications and are currently evaluating the quality and stability of the product. Our strategy is to develop LAL first for certain smaller specialty markets that fall within the FDA's Orphan Drug definition and subsequently move into larger, mainstream markets with an appropriate commercial partner. On July 14, 2005, we were awarded Orphan Drug Designation for our recombinant human LAL from the FDA. To expedite clinical and commercial development of our product and to generate cash flow, we have entered into a paid collaboration with Bayer BioScience N.V., a division of the crop science unit within Bayer Holdings A.G., or Bayer BioScience. We and Bayer BioScience have co-funded the initial phases of the LAL program and we have met or exceeded all the program milestones on time and within budget. The next step for Bayer BioScience is to commit to the clinical development portion of the program, a decision that we anticipate them making sometime this fall.

        Our cash balance was $362,000 at June 30, 2005, and we have incurred negative operating cash flows of $6,129,000 during the first six months of 2005 and $14,566,000 during the year ended December 31, 2004. The current rate of cash usage raises substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of recorded liabilities that might be necessary should we be unable to continue as a going concern. In an effort to mitigate this near-term concern, on August 5, 2005 we secured $1,000,000 in short-term debt financing and a private equity agreement under which we may put to investors up to $15,000,000 of our common stock.

        The private equity agreement is subject to factors and restrictions that could limit the amount we receive under the private equity agreement including our stock price, trading volume that may be affected by continued listing on the Nasdaq SmallCap Market, and without stockholder approval, number of shares issuable to 6,429,828 representing 19.99% of our total outstanding shares. We cannot assure you as to the amount that we will receive under the private equity agreement because of uncertainties related to these and other factors and restrictions. Assuming a market price of $0.86 per share based on the average of the high and low prices reported on September 13, 2005 and a corresponding discounted purchase price of $0.80 per share, the amount we would receive from the sale of 6,429,828 shares of our common stock is approximately $5,144,000 subject to a finder's fee up to a maximum of 7%. The amount we would receive without stockholder approval would provide working capital for less than six months, and the maximum amount we could receive with stockholder approval of $15,000,000 would provide working capital for more than one year at the current rate of cash used in operating activities.

        In addition, we are seeking to increase collaborative related cash flows by expanding existing relationships based on product opportunities and to sell stock of our subsidiary, PDI, or other technology and fixed assets. However, we cannot assure you that we will successfully obtain funds through the sale of assets or PDI, or product related revenues, as such events are subject to factors beyond our control.

Results of Operations

Six Months Ended June 30, 2004 and 2005

        Revenues—The following table presents the changes in revenues from 2004 to 2005:

	Six Months ended June 30,
	2004	2005	Increase from 2004
Revenues	$681,000	$1,113,000	$432,000	63%

        The revenue increase is primarily the result of the new contracts with Bayer BioScience that started in May 2005 and the US Army Medical Research Institute of Infectious Diseases, or USAMRIID, that started in December 2004. We are pursuing an expanded LAL product initiative with Bayer BioScience. If we are able to reach an expanded agreement with Bayer BioScience, we expect quarterly revenues to increase. If we are not able to increase revenues during 2005 with an expanded agreement with Bayer BioScience or other revenue sources, we will not be able to sustain operations, as they presently exist.

        Development agreements and research and development expenses—The following table presents the changes in total research activity expenses from 2004 to 2005:

	Six Months ended June 30,
	2004	2005	Increase (Decrease) from 2004
Development agreements	$1,022,000	$1,925,000	$903,000	88%
Research and development	4,519,000	3,822,000	(697,000)	(15)%

Total research activities	$5,541,000	$5,747,000	$206,000	4%

        Development agreements and research and development costs consist mainly of personnel expenses, outside research services, research materials and laboratory overhead costs. Development agreement expenses, as they relate to activities performed under revenue generating research agreements and grants, have and are expected to fluctuate with increases or decreases in revenues earned from research agreements and grants. The increase in development agreement expense from 2004 to 2005 is primarily attributed to increased efforts under new contracts with Bayer BioScience and USAMRIID. Development agreement expenses related to the Bayer BioScience contract were $0.6 million and the USAMRIID contract were $0.3 million during six months ended June 30, 2005. We expect development agreement expense in the third quarter of 2005 to be consistent with the second quarter of 2005. However, development agreement expense is likely to increase if we achieve an expanded relationship with Bayer BioScience related to the LAL product initiative. Research and development expenses from 2004 to 2005 have decreased by $0.7 million for the six months ended June 30 as research personnel were reassigned to development agreement activities. We expect research and development expense in the third quarter of 2005 to be materially consistent with the second quarter, but may decrease if further resources are reassigned to the LAL product initiative.

        General and administrative—The following table presents the changes in general and administrative expenses from 2004 to 2005:

	Six Months ended June 30,
	2004	2005	(Decrease) from 2004
General and administrative	$3,564,000	$3,146,000	$(418,000)	(12)%

        For the six months ended June 30, General and administrative expenses decreased because costs related to the Germantown, Maryland facility decreased by approximately $0.7 million, and with other cost decreases exceeded $0.5 million of increased legal costs related to patents. Related to the closure of the Germantown, Maryland facility in 2004, certain operating and clean-up expenses were only incurred during 2004 and facility rental expense in 2005 was offset by sublease rental receipts.

        Interest income and expense—Interest income is not significant because of our declining cash and marketable securities balances available for investment. Interest expense was not significant in 2004 because of the small amount of our long-term debt. With the addition of debt of $2.9 million in December 2004 and January 2005, $0.6 million in March 2005 and $3.0 million in April 2005, interest expense increased substantially in 2005. Interest expense includes finance charges of $0.4 million for the six months ended June 30, 2005 related to the accretion of a debt discount due to the issuance of a warrant and the vesting of another warrant issued in connection with debt. We expect interest expense to increase during the third and fourth quarter of 2005 due to the addition of debt on August 5, 2005.

Years Ended December 31, 2002, 2003 and 2004

        Revenues—The following table presents the changes in revenues from 2002 through 2004:

			Increase from 2002			(Decrease) from 2003
	2002	2003	Amount	%	2004	Amount	%
Revenues	$2,622,000	$3,570,000	$948,000	36%	$1,767,000	$(1,803,000)	(51)%

        Revenues, primarily attributed to research contracts and grants, have partially offset costs, but have not been sufficient to sustain our operations. The decrease in revenues from 2003 to 2004 is attributable to exiting the fee-for-service proteomics business and the associated winding down of our contract with The National Institute of Environmental Health Services, or NIEHS, that was completed on December 31, 2003. The increase in revenues from 2002 to 2003 is attributable to the NIEHS contract. The NIEHS contract revenues were $2.1 million and $0.8 million in 2003 and 2002, respectively. No revenues from NIEHS were recorded in 2004. The loss of revenues from the termination of the NIEHS contract has had no effect on our loss from operations in 2005, since the costs associated with this contract have been eliminated with the closure and sublease of the Germantown, Maryland facility.

        Cost and expenses—The cost reduction programs and reorganizations during 2003 and 2002 and the closure of the Germantown, Maryland facility have significantly reduced costs and cash expenditures throughout the Company. From 2003 to 2004 expenses decreased $2.3 million for employee compensation and benefits, $0.5 million for rent and building services and $0.3 million for materials purchases. In addition, non-cash expenses decreased $1.2 million for depreciation, $0.6 million for amortization of intangible assets and $0.4 million for stock-based compensation. Also, costs decreased from 2003 because of certain charges only being incurred during 2003 including $3.6 million for impairment charges, $1.4 million for severance benefits related to headcount reductions and $0.2 million for a provision for doubtful accounts receivable. These decreases in expenses were partially offset by $0.8 million of increased legal costs related to the filing and prosecuting of intellectual property patents.

        From 2002 to 2003 expenses decreased $3.7 million for employee compensation and benefits, $1.0 million for outside consulting and research services, $1.0 million for patent application legal services and $0.6 million for materials purchases. In addition, non-cash expenses decreased $1.4 million for depreciation, $1.1 million for stock-based compensation and $0.6 million for amortization of purchased intangibles. These decreases in expenses were partially offset by $2.3 million of increased non-cash impairment charges.

        Development agreements and research and development costs—The following table presents the changes in total research activities from 2002 through 2004:

			Increase (Decrease) from 2002			(Decrease) from 2003
	2002	2003	Amount	%	2004	Amount	%
Development agreements	$1,247,000	$4,720,000	$3,473,000	279%	$2,263,000	$(2,457,000)	(52)%
Research and development	21,191,000	11,511,000	(9,680,000)	(46)%	9,288,000	(2,223,000)	(19)%

Total research activities	$22,438,000	$16,231,000	$(6,207,000)	(28)%	$11,551,000	$(4,680,000)	(29)%

        Costs of total research activities have decreased significantly because of our cost reduction efforts and the closure of the Germantown, Maryland facility. Development agreement costs, as they related to activities performed under revenue generating research agreements and grants, have and are expected to fluctuate with increases or decreases in revenues earned from research agreements and grants. The decrease in development agreement expense from 2003 to 2004 is attributed to a $3.0 million decrease in development agreement activities related to the wind down of the NIEHS contract that was completed on December 31, 2003, partially offset by increased efforts performed under other commercial contracts and grants. In 2003, the increased development agreement costs are attributed to increased research activities for the NIEHS contract and NIST grant. Development agreement costs include the costs of product sold as we manufacture and sell our research-grade Aprotinin product.

        The decrease in research and development expense from 2003 to 2004 is primarily attributable to our cost reduction efforts that were implemented in June and December 2003. Cost reduction efforts resulted in decreases of employee compensation and benefit expense by $0.9 million and material purchases by $0.2 million. In addition, non-cash expenses decreased $0.6 million for depreciation and $0.2 million for amortization of intangible assets.

        The decrease in research and development expense from 2002 to 2003 is attributed to the allocation of resources to customer projects and cost reduction efforts including $1.1 million for employee compensation and benefits from headcount and salary reductions, $0.8 million for outside consulting and research services, and $0.6 million for materials purchases. In addition, non-cash expenses decreased $1.1 million for depreciation and $1.3 million for stock-based compensation.

        General and administrative—The following table presents the changes in general and administrative expenses from 2002 through 2004:

			(Decrease) from 2002			(Decrease) from 2003
	2002	2003	Amount	%	2004	Amount	%
General and administrative	$12,162,000	$9,159,000	$(3,003,000)	(25)%	$7,690,000	$(1,469,000)	(16)%

        From 2003 to 2004 general and administrative expenses decreased $0.4 million for employee compensation and benefits, $0.2 million for depreciation and $0.4 million for stock-based compensation. In addition, costs decreased from 2003 because of certain charges only being incurred during 2003 including $1.4 million for severance benefits related to headcount reductions and $0.2 million for a provision for doubtful accounts receivable. These decreases in expenses were partially offset by $0.8 million of increased legal costs related to the filing and prosecuting of intellectual property patents and $0.8 million of costs related to our Germantown, Maryland facility being recorded as general and administrative expense in 2004, rather than cost of development agreements as in 2003. This was the result of exiting the fee-for-service proteomics business at the end of 2003 and closing the Germantown, Maryland facility.

        General and administrative expenses have decreased from 2002 to 2003 because of our cost reduction efforts including $2.6 million for employee compensation and benefits from headcount and salary reductions and $1.0 million for patent application legal service, partially offset by increases in other costs.

        Impairment of property—The wind down of our Germantown, Maryland operations resulted in impairment charges of $3.6 million in 2003 that reduced the carrying value of property, plant and equipment. In 2002, we determined that certain machinery and equipment related to our Germantown, Maryland operation was permanently idle and as a result, we recognized an impairment charge of $0.4 million.

        Impairment of goodwill—Goodwill of $0.8 million relating to our purchase of the Germantown, Maryland operations in 1999 was determined to be impaired and was expensed during 2002.

        Amortization of purchased intangibles—The costs of intangible assets relating to the purchase of our Germantown, Maryland operations in 1999 were amortized until those assets became fully amortized in 2003, resulting in decreased amortization expense of $0.6 million from 2002 to 2003.

        Interest income and expense—The decreased interest income of $0.1 million in 2004 and of $0.5 million in 2003 is attributable to our declining cash and marketable securities balances available for investment and significant reductions in interest yields. Interest expense has not been significant because of the small amount of our long-term debt throughout most of 2004.

Liquidity and Capital Resources

        Our history of negative cash flows and our cash balance of $362,000 at June 30, 2005, raise substantial doubt about our ability to continue as a going concern, absent any new sources of significant cash flows. In an effort to mitigate this near-term concern, on August 5, 2005 we secured $1,000,000 in short-term debt financing and a private equity agreement, under which we may put to investors up to $15,000,000 of our common stock.

        The private equity agreement is subject to factors and restrictions that could limit the amount we receive under the private equity agreement including our stock price, trading volume that may be affected by continued listing on the Nasdaq SmallCap Market, and without stockholder approval, number of shares issuable to 6,429,828 representing 19.99% of our total outstanding shares. We cannot assure you as to the amount that we will receive under the private equity agreement because of uncertainties related to these and other factors and restrictions. Assuming a market price of $0.86 per share based on the average of the high and low prices reported on September 13, 2005 and a corresponding discounted purchase price of $0.80 per share, the amount we would receive from the sale of 6,429,828 shares of our common stock is approximately $5,144,000 subject to a finder's fee up to a maximum of 7%. The amount we would receive without stockholder approval would provide working capital for less than six months, and the maximum amount we could receive with stockholder approval of $15,000,000 would provide working capital for more than one year at the current rate of cash used in operating activities.

        In addition, we are seeking to sell stock of our subsidiary, PDI, or other technology and fixed assets, and to increase collaboration-related cash flows by expanding existing relationships based on product opportunities. However, we cannot assure you that we will successfully obtain funds through the sale of assets or PDI, or product related revenues, as such events are subject to factors beyond our control.

        Net cash used in operating activities—The following tables present cash flows from operating activities for the first six months of 2004 and 2005 and annual cash flows from operating activities from 2002 through 2004:

	Six Months Ended June 30
	2004	2005
Cash paid to employees	$(3,587,000)	$(3,169,000)
Cash paid to suppliers	(4,756,000)	(3,769,000)

Total cash paid to employees and suppliers	(8,343,000)	(6,938,000)
Cash received from customers	844,000	965,000
Interest received	35,000	20,000
Interest paid	(6,000)	(176,000)

Net cash used in operating activities	$(7,470,000)	$(6,129,000)

	Year Ended December 31,
	2002	2003	2004
Cash paid to employees	$(13,220,000)	$(9,376,000)	$(6,807,000)
Cash paid to suppliers	(13,818,000)	(9,556,000)	(9,593,000)

Total cash paid to employees and suppliers	(27,038,000)	(18,932,000)	(16,400,000)
Cash received from customers	2,138,000	3,389,000	1,780,000
Interest received	985,000	350,000	68,000
Interest paid	(17,000)	(14,000)	(14,000)

Net cash used in operating activities	$(23,932,000)	$(15,207,000)	$(14,566,000)

        For the six months ended June 30, 2005, the decrease in cash paid to employees is the result of severance benefits paid during 2004 to employees affected by our closure of our Germantown, Maryland facility. The decrease in cash paid to suppliers is primarily the result of sublease rental receipts of $0.3 million that offset rental expense and decreased cash expenditures of $0.1 million related to our Germantown, Maryland facility, and $0.6 million of increased accounts payable and accrued expenses for the six months ended June 30, 2005.

        For the six months ended June 30, 2005, the modest increase in cash received from customers is related to new contracts. The interest paid in 2005 is related to the increased debt load. We expect the negative operating cash flows to decrease in the third and fourth quarters of 2005 from the rate of the first six months of 2005, due to increased cash receipts from our collaborators related to current product initiatives, or reduced disbursements as operations are further restructured.

        Due to our cost reduction programs and reorganizations during 2002 and 2003 and closure of the Germantown, Maryland facility, we progressively decreased the amount of total cash paid to employees and suppliers from 2002 through 2004. The net cash used in operating activities decreased from 2003 to 2004 as the decrease in expenditures from the closure of the Germantown, Maryland facility offset the decrease in cash receipts related to NIEHS.

        Cash used in investing activities—Capital expenditures were $1.0 million, $0.1 million,, $0.8 million and $0.1 million in 2002, 2003, 2004 and the first six months of 2005, respectively. We have no material capital expenditure commitments at June 30, 2005. We anticipate that our biomanufacturing facility in Owensboro, Kentucky may require additional capital expenditures to support our business objectives if we sign revenue-generating contracts.

        Net cash provided by financing activities—In 2000 we received net proceeds of $88.8 million from our initial public offering, which sustained our operations through 2003. Financing activities have not provided significant cash flows from 2001 through 2003. In addition to the private equity agreement and $1,000,000 short-term debt financing described above, we have raised cash through the following transactions.

        On March 8, 2004, we received net proceeds of approximately $7.5 million in a private placement of common stock.

        On December 17, 2004, we entered into a $2.9 million loan agreement, with an initial advance of $1.0 million received on December 20, 2004, and a second advance of $1.9 million received on January 14, 2005. Borrowings under the loan bear interest at 8% and are secured by our assets located at our Owensboro, Kentucky facility and certain patented intellectual property and related know-how.

        On March 3, 2005, we issued a $600,000 convertible promissory note, or Note, to Kevin J. Ryan, our CEO. The Note was converted into 631,579 shares of our common stock on June 29, 2005 at a conversion price of $.95 per share according to the terms of the Note.

        On April 15, 2005, we received $3,000,000 in cash in exchange for a promissory note, or Promissory Note, and warrant issued to our CEO. The Promissory Note bears interest at the prime rate plus two percent per annum initially at 7.75% due monthly starting May 15, 2005 with a rate not less than 7.25%. The Promissory Note is due on April 17, 2006. Borrowings under the loan are secured by certain intellectual property related to PDI. The Promissory Note may be prepaid by us without penalty at any time. Our CEO may elect to be repaid up to $1,500,000 as a result of any Company financing event with net proceeds of $4,000,000 or more. The warrant may either be used to purchase 903,614 shares of our common stock at $0.83 per share or common stock of our PDI subsidiary and expires on April 15, 2011.

Commitments

        The following commitments table presents our non-cancelable minimum payments under contractual obligations as of June 30, 2005:

	Payments Due
	Six Months 2005	2006 and 2007	2008 and 2009	Thereafter	Total
Debt	$—	$5,900,000	$—	$—	$5,900,000
Interest on long-term debt	278,000	189,000	—	—	467,000
Accrued stock compensation	—	394,000	—	—	394,000
Operating leases	765,000	3,211,000	2,740,000	935,000	7,651,000
Operating sublease rental	(403,000)	(1,685,000)	(1,788,000)	(935,000)	(4,811,000)
Research agreements	13,000	—	—	—	13,000
License agreements	38,000	—	—	—	38,000

Total commitments	$691,000	$8,009,000	$952,000	$—	$9,652,000

        We lease facilities in Vacaville, California and Germantown, Maryland under operating leases. During August 2004 we entered into a sublease of our Germantown, Maryland facility. Expected sublease receipts are reflected in the table above to the extent that they offset the Germantown, Maryland minimum rental payments. We have research sponsorship agreements with major universities, government institutions or other companies whereby we fund specific projects of interest to us. In addition to the future non-cancelable minimum payments above, certain of the research agreements require future aggregate payments of $287,000 if the agreements are not cancelled. Our long-term accrued stock compensation relates to employee restricted stock awards that can be settled by us in stock or cash, unless certain cash flow objectives are met, and then, only in stock. We do not have any capital lease obligations, long-term purchase obligations, off-balance sheet arrangements or any other long-term liabilities besides those listed above.

Critical Accounting Policies

        Our accounting policies are explained in Note 1 to the audited consolidated financial statements included in this prospectus. We consider the following accounting policies to be critical given they involve estimates and judgments made by management and are important for our investors' understanding of our operating results and financial condition.

        Long-Lived Assets—Our long-lived assets include capitalized costs of filing patent applications, capitalized licenses and property and equipment. See Notes 1, 3 and 4 to the audited consolidated financial statements included in this prospectus for more detail regarding our long-lived assets. We evaluate our long-lived assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Estimates of future cash flows and timing of events for evaluating long-lived assets for impairment are based upon management's judgment. If any of our intangible or long-lived assets are considered to be impaired, the amount of impairment to be recognized is the excess of the carrying amount of the assets over its fair value. The net carrying value of long-lived assets at June 30, 2005, subject to possible impairment charges in the future, is presented by location in the following table below:

	Vacaville California		Owensboro Kentucky	Germantown Maryland	Total
Machinery and equipment	$971,000		$1,018,000	$—	$1,989,000
Land, building and leasehold improvements	5,000		4,149,000	886,000	5,040,000
Patents	1,357,000	*	—	—	1,357,000
Licensees	538,000		—	—	538,000

	$2,871,000		$5,167,000	$886,000	$8,924,000

*
Patent technology is also used at the Owensboro, Kentucky biomanufacturing facility.

        All long-lived assets are amortized or depreciated over the shorter of their estimated useful lives, the estimated period that the assets will generate revenue, or the statutory or contractual term in the case of patents and intellectual property licenses. Estimates of useful lives and periods of expected revenue generation are reviewed periodically for appropriateness and are based upon management's judgment.

        Stock-Based Compensation—During 2003, we adopted Statement of Financial Accounting Standards No. 123, or SFAS 123, "Accounting for Stock-Based Compensation" effective as of January 1, 2003 for our stock-based employee compensation plans using the prospective recognition method under Statement of Financial Accounting Standards No. 148, or SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS 123." This method applies the recognition provisions of SFAS 123 to all employee stock awards granted, modified, or settled after January 1, 2003 and accordingly, recognized compensation expense for those issuances under our stock-based employee compensation plans. Methodologies used for calculations such as the Black-Scholes option-pricing model and variables such as volatility and expected life are based upon management's judgment. Such methodologies and variables are reviewed and updated periodically for appropriateness and affect the amount of recorded charges. See Notes 1 and 8 to the audited consolidated financial statements included in this prospectus for more information on the amounts, methodologies and variables related to non-cash stock-based compensation charges.

Inflation

        We believe that inflation has not had a material adverse impact on our business or operating results during the periods presented.

Off-balance Sheet Arrangements

        We have no off-balance sheet arrangements.

Changes In Accountants

        On April 8, 2005, our independent accountant, Deloitte & Touche LLP ("Deloitte"), orally notified us that it would decline to stand for re-election as our independent registered public accounting firm after completion of the current audit of our consolidated financial statements to be included in our Form 10-K for the year ended December 31, 2004. The client-auditor relationship between us and Deloitte ceased on April 15, 2005.

        Deloitte's reports on our consolidated financial statements for the years ended December 31, 2004 and 2003 do not contain an adverse opinion or a disclaimer of opinion, and are not qualified or modified as to uncertainty, audit scope, or accounting principles, except that Deloitte's report, dated April 15, 2005, on the consolidated financial statements for the year ended December 31, 2004 expresses an unqualified opinion and includes an explanatory paragraph relating to the uncertainty of the Company's ability to continue as a going concern.

        In addition, no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K, occurred during the Company's two most recent fiscal years and through April 15, 2005.

        During 2004 and 2003 and through April 15, 2005, there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

        The Audit Committee of our board of directors has appointed and we have engaged Macias Gini & Company LLP as our new independent registered public accounting firm effective May 3, 2005 to perform interim reviews and audit our financial statements for the year ending December 31, 2005.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

        Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. Our investments consist of money market funds and bank certificates of deposit. The Company does not invest in derivative instruments. The Company mitigates its risk of principal loss by investing only in securities of high quality issuers with maturities of less than one year and limiting the amount of credit exposure to any one issuer.

        The table below presents the amortized principal amount and weighted average interest rates at June 30, 2005. The amortized principal amount matures within 90 days and approximates fair value at June 30, 2005. If market interest rates were to change immediately and uniformly by 10% from levels at June 30, 2005, the fair value of our investments would change by an immaterial amount.

	Amortized Principal Amount	Weighted Average Interest Rate
Cash and cash equivalents	$362,000	0.99%

Directors and Executive Officers

        The Company's board of directors presently has five members: Robert L. Erwin, Ulrich M. Grau, Ph.D., Bernard I. Grosser, M.D., Sol Levine and Kevin J. Ryan.

Directors

        The directors, their ages as of September 13, 2005, their principal occupation, and the period during which they have served as a director of the Company are set forth in the following table and paragraphs:

Name	Age	Principal Occupation	Served as Director Since
Robert L. Erwin	51	Chairman of the Board of the Company and Managing Director of Bio-Strategic Directors, LLC	1987
Kevin J. Ryan	64	President and Chief Executive Officer	1992-1996; 2001
Ulrich M. Grau, Ph.D.	56	Chief Executive Officer of Lux Biosciences, Inc.	May 2005
Bernard I. Grosser, M.D.	76	Professor and Chairman, Department of Psychiatry, University of Utah School of Medicine	1996
Sol Levine	77	Former President of Revlon, Inc.	1992

        Robert L. Erwin co-founded the Company in 1987 and has been Chairman of the Board since 1992. From 1988 to 1992, he served as President. Mr. Erwin also served as our Chief Executive Officer from 1992 to April 2003. Prior to joining the Company, he co-founded Sungene Technologies Corporation, a biotechnology company, and served as its Vice President of Research and Product Development from 1981 through 1986. Since January 2004, Mr. Erwin has served as Managing Director of Bio-Strategic Directors, LLC, a business and technology consulting company. Mr. Erwin received his M.S. in genetics from Louisiana State University.

        Kevin J. Ryan has been our President and Chief Executive Officer since April 2003. Mr. Ryan was our President from 1991 to 1995, served as a director of the Company from 1992 to 1996, and has been a member of the board of directors since May 2001 when he rejoined our board. From 2000 through 2003, Mr. Ryan served in an active capacity with Sonic Innovations, Inc. and managed a number of private investments. Mr. Ryan served as President, Chief Executive Officer and a director of Wesley Jessen VisionCare, Inc., a contact lens company, from June 1995 through October 2000. Mr. Ryan has served as Chairman of the Board of CibaVision's Advisory Committee. From 1987 to 1990, Mr. Ryan served as President of Barnes-Hind's contact lens business; from 1983 to 1987, as President of Revlon VisionCare (a division of Revlon, Inc.); from 1978 to 1983, as President of Barnes-Hind (then a part of Revlon VisionCare); and from 1974 to 1978, as Vice President of Sales and Marketing at the Westwood Division of Bristol-Myers. Mr. Ryan is a managing member of Technology Directors II, LLC (which holds 11.4% of our outstanding common stock) which is an investment limited liability company, and the Chairman of the board of directors of Sonic Innovations, Inc., a medical device company. Mr. Ryan received his bachelor's degree in business and marketing from the University of Notre Dame.

        Ulrich M. Grau, Ph.D. founded and currently serves as Chief Executive Officer of Lux Biosciences, Inc., an ophthalmic diseases treatment company. Prior to founding Lux Biosciences, from 2002 to 2005, Dr. Grau was Chief Scientific Officer of Enzon Pharmaceuticals, Inc. From January 2000 to March 2001 Dr. Grau served as President of Research and Development at BASF Pharma/Knoll. From January 1999 to July 1999 Dr. Grau served as Senior Vice President and R&D integration officer at Aventis Pharmaceuticals. Dr. Grau earned his Ph.D. degree in Chemistry and Biochemistry from the University of Stuttgart and spent three years as a Postdoctoral Fellow at the Department of Biological Sciences at Purdue University, Indiana.

        Bernard I. Grosser, M.D. has been a director of the Company since January 1996. Dr. Grosser has served as a Professor and as the Chairman of the Department of Psychiatry of the University of Utah School of Medicine since 1982. He has also served as a director of Human Pheromone Sciences, Inc., a biotechnology-based company in the field of human pheromone products, since 1990. Dr. Grosser received his B.A. from the University of Massachusetts, his M.S. in zoology from the University of Michigan and his M.D. from Case Western Reserve University.

        Sol Levine has been a director of the Company since March 1992. Mr. Levine is a nonvoting member of Technology Directors II, LLC which is an investment limited liability company. Mr. Levine was the President of Revlon, Inc. until his retirement in 1990.

        There are no family relationships among any of the directors or officers of the Company.

Officers

        The names of our executive officers, their ages and positions as of September 13, 2005 are set forth in the following table and paragraphs:

Name	Age	Position
Kevin J. Ryan	64	President and Chief Executive Officer
Ronald J. Artale	56	Senior Vice President, Chief Operating Officer, Chief Financial Officer and Secretary
Michael D. Centron	50	Vice President, Finance and Administration, and Treasurer
Laurence K. Grill, Ph.D.	55	Senior Vice President, Research and Chief Scientific Officer
Daniel Tusé, Ph.D.	54	Vice President, Business Development

        Kevin J. Ryan, See "Directors" for Mr. Ryan's biography.

        Ronald J. Artale joined the Company as a Senior Vice President and our Chief Financial Officer in November 2001 and has served in those capacities since that time. Mr. Artale has also served as our Chief Operating Officer since April 2003. Mr. Artale served as Vice President, Chief Financial Officer and Treasurer from April 2001 to February 2002 and a member of the board of directors since June 2003 of Addition Technology, Inc., a privately-held vision correction medical device company. Since April 2001, Mr. Artale served as a Managing Member and Executive Vice President of the venture capital firms VMA, LLC and VMG, LLC. From 1996 to March 2001, Mr. Artale served as Vice President, Finance and Corporate Controller of Wesley Jessen VisionCare, Inc., a contact lens company. Mr. Artale received his B.B.A. in accounting from Niagara University and his M.B.A. from St. John's University.

        Michael D. Centron has served as our Treasurer since 1991 and as a Vice President since March 2001. In June 2003 he was appointed Vice President of Finance and Administration. Mr. Centron joined the Company as the Controller in 1988. Mr. Centron is a certified public accountant and received his B.S. in economics from the Wharton School of the University of Pennsylvania and his M.B.A. from the Haas School of the University of California, Berkeley.

        Laurence K. Grill, Ph.D. has served as our Chief Scientific Officer since June 2002. Dr. Grill co-founded the Company and served as our Vice President, Research from 1987 to 1999 and as Senior Vice President, Research since 1999. He received his Ph.D. in plant pathology from the University of California at Riverside.

        Daniel Tusé, Ph.D. has served as Vice President, Business Development since January 2002 and has served as the head of our business development group since October 2002. Dr. Tusé joined the Company as Vice President, Pharmaceutical Development in 1995 and served in that position until January 2002. Before joining the Company, Dr. Tusé was Assistant Director of the Life Sciences Division of SRI International, a business consulting firm. Dr. Tusé received his Ph.D. in microbiology from the University of California, Davis.

Executive Compensation

        The following table summarizes the compensation earned by our Chief Executive Officer and the four other most highly compensated executive officers, all acting in such capacities as of December 31, 2004, (collectively referred to as the "Named Executive Officers"). The aggregate amount of perquisites and other personal benefits, securities or properties received by each Named Executive Officer was less than either $50,000 or 10% of the total annual salary and bonus reported for each respective Named Executive Officer in each year reported below.

Summary Compensation Table

Long-Term Compensation Awards
Annual Compensation
Name and Principal Position							Restricted Stock Award	Securities Underlying Options	All Other Compensation(5)
	Year	Salary		Other
Kevin J. Ryan President and Chief Executive Officer	2004 2003 2002	$30,000 21,500 —		$	— — —		— — —	— — —	$	— — —
Ronald J. Artale Senior Vice President, Chief Operating Officer and Chief Financial Officer	2004 2003 2002	242,500 220,000 220,000	(1) (1) (1)		24,000 27,700 33,000	(2) (2) (2)	— — —	100,000 250,000 50,000		2,000 2,000 2,200
John S. Rakitan Senior Vice President and General Counsel and Secretary	2004 2003 2002	205,800 190,000 190,000	(3) (3) (3)		— — —		— — —	100,000 50,000 50,000		3,600 3,300 4,900
Lawrence K. Grill, Ph.D. Senior Vice President, Research and Chief Scientific Officer	2004 2003 2002	190,000 190,000 184,250	(4) (4) (4)		— — —		— — —	— 40,000 50,000		3,100 3,200 4,700
Daniel Tusé, Ph.D. Senior Vice President, Biopharmaceutical Development	2004 2003 2002	167,200 153,000 151,700			— — —		— — —	— 50,000 50,000		3,100 3,000 4,200

(1)
Includes salary forgone pursuant to a mandatory reduction of $22,000 in 2004, $22,000 in 2003 and $11,000 in 2002. In lieu thereof we issued shares of its common stock under the 2000 Stock Incentive Plan at an equivalent fair market value. Stock issued during 2004 and 2003 in lieu of the mandatory reduction is subject to a risk of forfeiture and Mr. Artale may not be entitled to the stock issued to him.

(2)
The Company provided housing, including basic furnishings, for Mr. Artale near our corporate office. In addition, we reimbursed Mr. Artale for air travel expenses incurred between his personal residence outside of California and our corporate office.

(3)
Includes salary forgone pursuant to a mandatory reduction of $10,600 in 2004, $19,000 in 2003 and $9,500 in 2002. In lieu thereof we issued shares of its common stock under the 2000 Stock Incentive Plan at an equivalent fair market value. Stock issued during 2004 and 2003 in lieu of the mandatory reduction is subject to a risk of forfeiture and Mr. Rakitan may not be entitled to the stock issued to them. Mr. Rakitan terminated his employment with the Company effective June 23, 2005.

(4)
Includes salary forgone pursuant to a mandatory reduction of $19,000 in 2004, $19,000 in 2003 and $9,500 in 2002. In lieu thereof we issued shares of its common stock under the 2000 Stock Incentive Plan at an equivalent fair market value. Stock issued during 2004 and 2003 in lieu of the mandatory reduction is subject to a risk of forfeiture and Dr. Grill may not be entitled to the stock issued to them.

(5)
Comprised of term life insurance premium of less than $1,000 and 401(k) matching contributions.

Stock Option Grants in 2004

        The following table summarizes information regarding stock options granted under the 2000 Stock Incentive Plan to the Named Executive Officers in 2004. Unless otherwise indicated below, options generally become exercisable and vest ratably over a period of 12 quarters.

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2004(1)
Name			Exercise Price(2)	Expiration Date
					5%	10%
Kevin J. Ryan	—	—	—	—	—	—
Ronald J. Artale	100,000	18.6%	$1.92	3/01/2014	$120,750	$306,000
John S. Rakitan(4)	100,000	18.6%	$1.92	3/01/2014	$120,750	$306,000
Lawrence K. Grill, Ph.D.	—	—	—	—	—	—
Daniel Tusé, Ph.D.	—	—	—	—	—	—

(1)
Based upon a total of 539,000 stock options granted to all employees in 2004.

(2)
Exercise prices of granted stock options are equal to the closing price of our common stock as reported on the NASDAQ National Market on the date of grant.

(3)
In accordance with Securities and Exchange Commission rules, these columns quantify the hypothetical gains that could be achieved by the respective options assuming the options are exercised at the end of the option terms and our stock price appreciates from the date of grant at compounded annual rates of 5% and 10%. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and overall stock market conditions. If our stock price does not exceed the exercise price at the time of exercise, the realized value to the option holder will be zero.

(4)
Mr. Rakitan terminated his employment with the Company effective June 23, 2005.

Aggregated Option Exercises in Last Year and Year-End Option Values

        The following table summarizes information regarding stock options exercised by the Named Executive Officers in 2004 and the value of unexercised "in-the-money" options they held at December 31, 2004.

			Number of Securities Underlying Unexercised Options at December 31, 2004(1)		Value of Unexercised In-the-Money Options at December 31, 2004(2)
	Common Shares Acquired on Exercise
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Kevin J. Ryan	—	—	—	—	$—	$—
Ronald J. Artale	—	—	166,667	133,333	20,000	19,000
John S. Rakitan(3)	—	—	61,667	28,333	4,250	3,250
Lawrence K. Grill, Ph.D.	—	—	66,667	33,333	5,000	4,000
Daniel Tusé, Ph.D.	—	—	66,667	33,333	5,000	4,000

(1)
Options generally become exercisable and vest ratably over a period of 12 quarters.

(2)
In-the-money options represents unexercised options having a per share exercise price below $1.26, the closing price of our common stock at December 31, 2004, as reported on the NASDAQ National Market. The value of unexercised in-the-money options equals the number of in-the-money options multiplied by the excess of $1.26 over the per-share exercise prices of the options. The value of unexercised in-the-money options at December 31, 2004, may never be realized by the option holders.

(3)
Mr. Rakitan terminated his employment with the Company effective June 23, 2005.

Employment Contracts, Termination of Employment Arrangements and Change of Control Agreements

        The major components of our executive officer total compensation package are base salary and long-term, equity-based incentive awards.

  Base Compensation

        Effective July 1, 2002, we mandated a broad-based salary reduction program that was effective for 13 of our most highly paid employees during 2004, including most executive officers. Under this broad-based program, certain officers realized reductions of approximately 10% of their annual cash compensation. Executive officers whose salaries were reduced are receiving stock compensation under our 2000 Stock Incentive Plan with values equivalent to the reduction in their cash compensation. Executive officers were issued a total of 65,029 shares of our common stock under the 2000 Stock Incentive Plan in connection with such continued cash compensation reductions in 2004.

        The base salaries for executive officers other than our Chief Executive Officer were reviewed, and in some cases increased during 2004 based upon each individual's current salary and responsibilities, recognition of personal performance and length of time since prior salary increases that were in 2001 and 2002. The purpose of such salary increases was for merit and the retention of executive officers. The basis of stock compensation for the compensation reductions mentioned above were not adjusted at that time.

  Long-Term, Equity-Based Incentive Awards

        The goal of our long-term, equity-based incentive awards is to align the interests of executive officers with stockholders and to provide each executive officer with a significant incentive to manage our business from the perspective of an owner with an equity stake in the business. Option grants to acquire shares of our common stock are at a fixed price per share (generally, the market price on the grant date) over a specified period of time. Options granted vest in quarterly installments generally over a three-year period, contingent upon the optionee's continued employment. Accordingly, the option grants generally will provide a return only if the optionee remains employed with us, and in any event only if the market price of our common stock appreciates over the option term. In 2004 the full board of directors granted options to purchase an aggregate of 200,000 shares of common stock to two of our executive officers.

  CEO Compensation

        Mr. Ryan serves as our CEO. In 2003, in connection with his appointment as our CEO and in consideration of Mr. Ryan's wishes and our limited cash resources at that time, we established a $30,000 base salary for Mr. Ryan. Mr. Ryan's salary was not changed in 2004 and, accordingly, he earned $30,000 in base salary during 2004. Mr. Ryan's compensation arrangement contains neither a variable incentive award nor a specific plan of incentive stock options. Mr. Ryan received no options in 2004 for his performance as CEO. Mr. Ryan's employment is at will and may be terminated at any time, with or without formal cause.

  Named Executive Officer Compensation

        In November 2001, Ronald J. Artale joined us as Senior Vice President and Chief Financial Officer. Mr. Artale's offer letter provided for an initial salary of $220,000 commencing on November 1, 2001. As a result of mandatory reductions in cash compensation, Mr. Artale's annual salary was reduced to $198,000. Mr. Artale's annual salary was subsequently increased to $225,000 during 2004. Mr. Artale received 10,112, 26,171 and 17,354, shares of common stock under our 2000 Stock Incentive Plan with an aggregate value equivalent to the amount of the mandatory reduction of his cash compensation in 2002, 2003 and 2004, respectively. Shares issued during 2003 and 2004 are subject to a risk of forfeiture and Mr. Artale may not be entitled to the stock issued to him. If he is terminated without cause, he will receive severance equivalent to twelve months salary. Mr. Artale also received options to purchase 400,000 shares of common stock at an exercise price of $3.45 per share under the 2000 Stock Incentive Plan. These options are currently fully vested. Pursuant to the offer letter and an extension thereof, Mr. Artale receives payments for various relocation, housing and travel expenses. Mr. Artale's employment is at will and may be terminated at any time, with or without formal cause.

        Dr. Grill's current annual salary is $171,000. Dr. Grill's employment is at will and may be terminated at any time, with or without formal cause.

        Dr. Tusé's current annual salary is $170,000. Dr. Tusé's employment is at will and may be terminated at any time, with or without formal cause.

        There currently is no bonus plan in effect applicable to the Named Executive Officers.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information known by us with respect to the beneficial ownership of our common stock as of September 13, 2005 by:

  •
  Each person or entity who is known by us to beneficially own greater than 5% of our outstanding common stock;

  •
  Each of the Named Executive Officers (see "Executive Compensation" above);

  •
  Each of our directors;

  •
  All current directors and executive officers as a group.

        The percentage of shares beneficially owned is based on 32,165,223 shares of common stock outstanding as of September 13, 2005. Shares of common stock subject to stock options and warrants that are currently exercisable or exercisable within 60 days of September 13, 2005 are deemed to be outstanding for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

        Unless otherwise indicated, the principal address of each of the stockholders below is c/o Large Scale Biology Corporation, 3333 Vaca Valley Parkway, Suite 1000, Vacaville, CA 95688.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Kevin J. Ryan(1)	6,115,654	18.5%
John W. Maki(2)	3,710,953	11.5
John J. O'Malley(3)	3,710,953	11.5
Technology Directors II, LLC(4) 460 Bloomfield Ave., Suite 200 Montclair, NJ 07042	3,667,453	11.4
Robert L. Erwin(5)	955,717	2.9
Ronald J. Artale(6)	817,818	2.5
Laurence K. Grill, Ph. D.(7)	538,502	1.7
Sol Levine(8)	402,920	1.3
Daniel Tusé, Ph.D.(9)	358,500	1.1
John S. Rakitan(10)	294,780	*
Bernard I. Grosser, M.D.(11)	189,545	*
Ulrich M. Grau, Ph.D.(12)	5,000	*
Directors and officers as a group (10 persons)(13)	9,957,200	28.4%

*
Less than one percent.

(1)
Includes 3,667,453 shares held by Technology Directors II, LLC, 68,196 shares held by the Ryan Family Trust, of which Mr. Ryan is Trustee, 12,000 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005, and 903,614 shares issuable if Mr. Ryan elects to exercise his warrant to purchase shares of our common stock. Mr. Ryan is a managing member of Technology Directors II, LLC. Mr. Ryan disclaims beneficial ownership of the shares held by Technology Directors II, LLC except to the extent of his pecuniary interest in this entity.

(2)
Represents 3,667,453 shares held by Technology Directors II, LLC and 43,500 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005. Mr. Maki is a managing member of Technology Directors II, LLC. Mr. Maki disclaims beneficial ownership of the shares held by Technology Directors II, LLC except to the extent of his pecuniary interest in this entity.

(3)
Represents 3,667,453 shares held by Technology Directors II, LLC and 43,500 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005. Mr. O'Malley is a managing member of Technology Directors II, LLC. Mr. O'Malley disclaims beneficial ownership of the shares held by Technology Directors II, LLC except to the extent of his pecuniary interest in this entity.

(4)
Messrs. Maki, O'Malley and Ryan share voting and dispositive power with respect to Technology Directors II, LLC.

(5)
Includes 10,000 shares held by the Marti Nelson Medical Foundation; 13,500 shares held by the Erwin and Nelson Exemption Trust, of which Mr. Erwin is Trustee; 434,675 shares held by the Erwin and Nelson Living Trust, of which Mr. Erwin is Trustee; and 357,500 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005. Mr. Erwin is a director and co-founder of the Marti Nelson Medical Foundation and disclaims beneficial ownership of the shares held by the Foundation.

(6)
Includes 687,500 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005.

(7)
Includes 218,500 shares held by the Grill Family Trust, of which Dr. Grill is Trustee, and 205,000 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005.

(8)
Includes 63,000 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005. Mr. Levine is a nonvoting member of Technology Directors II, LLC. Accordingly, his holdings do not include shares held by this entity.

(9)
Includes 348,500 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005.

(10)
Includes 21,000 shares held by Timothy J. Rakitan Trust, of which Mr. John S. Rakitan is Trustee and 21,000 shares held by John T. Rakitan Trust, of which Mr. John S. Rakitan is Trustee.

(11)
Includes 63,000 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005.

(12)
Includes 5,000 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005.

(13)
Includes an aggregate of 1,944,000 shares issuable upon exercise of options that are exercisable currently or within 60 days of September 13, 2005, and 903,614 shares issuable if Mr. Ryan elects to exercise his warrant to purchase shares of our common stock.

Certain Relationships and Related Transactions

        From January 1, 2004 to the present, there are no transactions in which the amount involved exceeds $60,000 to which we or any of our subsidiaries are a party and in which any executive officer, director, 5% beneficial owner of our common stock or member of the immediate family of any of the foregoing persons has a direct or indirect material interest, except for payments set forth under "Executive Compensation" and those described below.

        On March 3, 2005, we borrowed $600,000 from Kevin J. Ryan, our President and Chief Executive Officer and a member of our board of directors, or CEO, and issued him a convertible promissory note due on July 1, 2005. Our CEO converted this promissory note into 631,579 shares of our common stock of on June 29, 2005 at a conversion price of $0.95 per share.

        On April 15, 2005, we received $3,000,000 in cash in exchange for a promissory note, or Promissory Note, and warrant issued to our CEO. The Promissory Note bears interest at the prime rate plus two percent per annum, initially at 7.75%, due monthly starting May 15, 2005 with a rate not less than 7.25%. The Promissory Note is due on April 17, 2006. Borrowings under the loan are secured by certain intellectual property related to PDI. The Promissory Note may be prepaid by us without penalty at any time. Our CEO may elect to be repaid up to $1,500,000 as a result of any Company financing event with net proceeds of $4,000,000 or more.

        The warrant may either be used to purchase 903,614 shares of our common stock at $0.83 per share, or common stock of our PDI subsidiary, and expires on April 15, 2011. The PDI exercise price would be the lowest price per share of the PDI stock in any PDI financing event of no less than $1,500,000. The number of warrant shares would be determined by dividing $3,000,000 by the PDI exercise price. PDI common stock issuable pursuant to the warrant would be subject to exchange and underwriter's holding period restrictions, or "lock-ups".

        On August 5, 2005, we issued secured promissory notes, or Notes, beneficially to our CEO and Robert L. Erwin, Chairman of our board of directors, or Investors, and accompanying warrants, in exchange for loans to the Company in the amounts of $750,000 and $250,000, respectively. The Notes bear interest at the prime rate plus two percent per annum, initially at 8.25%, due monthly starting September 15, 2005 with a rate not less than 7.25%. The Notes are due on January 31, 2006. Borrowings under these loans are secured by our real property located in Owensboro, Kentucky. The Notes may be prepaid by us without penalty at any time. The Notes provide the Investors with the option to accelerate payment of the unpaid principal balance upon certain financing transactions by the Company.

        The common stock purchase warrants may be exercised commencing on February 5, 2006 and expire on February 5, 2011. Mr. Ryan and Mr. Erwin may purchase up to 462,963 and 154,321 shares, respectively, of our common stock at $0.81 per share, the closing bid price of our common stock on August 4, 2005.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Large Scale Biology Corporation

        We have audited the accompanying consolidated balance sheets of Large Scale Biology Corporation and its subsidiaries (collectively the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Large Scale Biology Corporation and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and current cash and cash equivalent balance raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
April 15, 2005

LARGE SCALE BIOLOGY CORPORATION
CONSOLIDATED BALANCE SHEETS

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$1,112,000	$7,737,000
Accounts receivable, net of allowance of $154,000	133,000	265,000
Prepaid expenses	521,000	706,000

Total current assets	1,766,000	8,708,000
Property, plant and equipment, net	7,798,000	8,628,000
Intangible assets, net	2,194,000	3,074,000
Other assets	1,037,000	570,000

	$12,795,000	$20,980,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$735,000	$563,000
Accrued employee compensation	343,000	889,000
Accrued expenses	24,000	93,000
Current portion of long-term debt	—	52,000
Deferred revenue and customer advances	28,000	147,000

Total current liabilities	1,130,000	1,744,000
Long-term debt	1,000,000	209,000
Accrued stock compensation	898,000	708,000
Deferred rent	336,000	—

Total liabilities	3,364,000	2,661,000

Commitments (Note 7)
Stockholders' equity:
Common stock, par value $.001 per share; 60,000,000 shares authorized; 31,382,813 and 25,901,273 shares issued and outstanding at December 31, 2004 and 2003, respectively	201,074,000	192,541,000
Preferred stock, par value $.001 per share; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Stockholders' notes receivable	(20,000)	(24,000)
Accumulated deficit	(191,623,000)	(174,198,000)

Total stockholders' equity	9,431,000	18,319,000

	$12,795,000	$20,980,000

See accompanying notes to consolidated financial statements.

LARGE SCALE BIOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2004	2003	2002
Revenues	$1,767,000	$3,570,000	$2,622,000

Costs and expenses:
Development agreements	2,263,000	4,720,000	1,247,000
Research and development	9,288,000	11,511,000	21,191,000
General and administrative	7,690,000	9,159,000	12,162,000
Impairment of property	—	3,598,000	433,000
Impairment of goodwill	—	—	839,000
Amortization of purchased intangibles	—	52,000	624,000

Total costs and expenses	19,241,000	29,040,000	36,496,000

Loss from operations	(17,474,000)	(25,470,000)	(33,874,000)

Other income (expense):
Interest income	68,000	191,000	707,000
Interest expense	(19,000)	(14,000)	(17,000)

Total other income, net	49,000	177,000	690,000

Loss before provision for income taxes	(17,425,000)	(25,293,000)	(33,184,000)
Provision for income taxes	—	—	—

Net loss	$(17,425,000)	$(25,293,000)	$(33,184,000)

Net loss per share—basic and diluted	$(.58)	$(.99)	$(1.33)

Weighted average shares outstanding—basic and diluted	30,276,718	25,619,363	24,991,201

See accompanying notes to consolidated financial statements.

LARGE SCALE BIOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

		Amount
	Number of Shares of Common Stock	Common Stock	Stockholders' Notes Receivable	Deferred Compensation	Accumulated Deficit	Total Stockholders' Equity
Balances, December 31, 2001	24,892,989	$191,901,000	$(50,000)	$(3,093,000)	$(115,721,000)	$73,037,000
Issuance of common stock by Employee Stock Purchase Plan	61,756	135,000				135,000
Issuance of common stock for services	17,162	31,000				31,000
Exercise of stock options	67,969	5,000				5,000
Common stock awarded to employees	226,003	245,000		(245,000)		—
Common stock reverted to the company	(42,126)	(145,000)		145,000		—
Credit for common stock options issued to non-employees		(12,000)				(12,000)
Payments on notes receivable			4,000			4,000
Amortization of deferred compensation				2,643,000		2,643,000
Net loss					(33,184,000)	(33,184,000)

Balances, December 31, 2002	25,223,753	192,160,000	(46,000)	(550,000)	(148,905,000)	42,659,000
Issuance of common stock by Employee Stock Purchase Plan	56,482	53,000				53,000
Exercise of stock options	57,167	39,000				39,000
Common stock awarded to employees	607,052	(21,000)		42,000		21,000
Common stock reverted to the company	(43,181)	(149,000)		149,000		—
Stock compensation expense for options issued to employees		379,000				379,000
Stock compensation expense for options issued to non-employees		80,000				80,000
Payments on notes receivable			22,000			22,000
Amortization of deferred compensation				359,000		359,000
Net loss					(25,293,000)	(25,293,000)

Balances, December 31, 2003	25,901,273	192,541,000	(24,000)	—	(174,198,000)	18,319,000
Issuance of common stock by Employee Stock Purchase Plan	50,794	44,000				44,000
Exercise of stock options	58,080	56,000				56,000
Common stock awarded to employees	146,858	148,000				148,000
Issuance of common stock	5,220,208	7,583,000				7,583,000
Issuance of common stock for services	5,600	9,000				9,000
Vesting of warrant issued with long-term debt		5,000				5,000
Stock compensation expense for options issued to employees		625,000				625,000
Stock compensation expense for options issued to non-employees		63,000				63,000
Payments on notes receivable			4,000			4,000
Net loss					(17,425,000)	(17,425,000)

Balances, December 31, 2004	31,382,813	$201,074,000	$(20,000)	$—	$(191,623,000)	$9,431,000

See accompanying notes to consolidated financial statements.

LARGE SCALE BIOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net loss	$(17,425,000)	$(25,293,000)	$(33,184,000)

Reconciliation of net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	1,519,000	2,722,000	4,074,000
Amortization of intangible assets	549,000	1,099,000	1,888,000
Stock compensation expense	1,052,000	1,571,000	2,662,000
Vesting of warrant issued with long-term debt	5,000	—	—
Impairment of goodwill	—	—	839,000
Impairment of property	—	3,598,000	433,000
Write-off of capitalized patent costs	362,000	389,000	396,000
Loss on sale of equipment	18,000	156,000	—
Provision for doubtful accounts receivable	—	154,000	—
Interest received in excess of interest accrued	—	159,000	278,000
Changes in assets and liabilities:
Accounts receivable	132,000	(83,000)	(131,000)
Prepaid expenses	185,000	331,000	169,000
Other assets	(611,000)	70,000	143,000
Accounts payable	46,000	(363,000)	(749,000)
Accrued employee compensation	(546,000)	402,000	(295,000)
Accrued expenses	(69,000)	(21,000)	(102,000)
Deferred revenue and customer advances	(119,000)	(98,000)	(353,000)
Deferred rent	336,000	—	—

Total adjustments	2,859,000	10,086,000	9,252,000

Net cash used in operating activities	(14,566,000)	(15,207,000)	(23,932,000)

Cash flows from investing activities:
Purchases of marketable securities	—	(8,984,000)	(22,681,000)
Proceeds from matured marketable securities	—	23,665,000	32,287,000
Proceeds from sale of assets	180,000	—	—
Capital expenditures	(761,000)	(83,000)	(968,000)
Increase in patents and intellectual property licenses	(31,000)	(76,000)	(629,000)

Net cash provided by (used in) investing activities	(612,000)	14,522,000	8,009,000

Cash flows from financing activities:
Proceeds from issuance of common stock	7,666,000	68,000	5,000
Proceeds from issuance of long-term debt	1,000,000	—	—
Proceeds from stockholder loan payments	4,000	22,000	4,000
Change in restricted cash	144,000	143,000	143,000
Principal payments on long-term debt	(261,000)	(49,000)	(46,000)

Net cash provided by financing activities	8,553,000	184,000	106,000

Net decrease in cash and cash equivalents	(6,625,000)	(501,000)	(15,817,000)
Cash and cash equivalents at beginning of year	7,737,000	8,238,000	24,055,000

Cash and cash equivalents at end of year	$1,112,000	$7,737,000	$8,238,000

See accompanying notes to consolidated financial statements.

LARGE SCALE BIOLOGY CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Summary of Significant Accounting Policies

        Large Scale Biology Corporation and its subsidiaries (collectively, the "Company", "we" or "our") is a product-focused biotechnology company using proprietary technologies to develop and manufacture recombinant biologics. Our biomanufacturing opportunities include vaccines, complex proteins and follow-on off-patent therapeutics. The Company's proprietary systems are supported by patents and patent applications. The Company's corporate offices, research and development and its subsidiary company, Predictive Diagnostics, Inc. ("PDI") are headquartered in Vacaville, California. The Company's biomanufacturing operation is located in Owensboro, Kentucky.

        The Company incurred net losses of $17,425,000, $25,293,000 and $33,184,000 and negative operating cash flows of $14,566,000, $15,207,000 and $23,932,000 in the years ended December 31, 2004, 2003 and 2002, respectively. These negative cash flows were financed primarily by proceeds from the Company's IPO in 2000 and a private placement of our common stock during the first quarter of 2004. The Company's history of negative cash flows and its cash and cash equivalent balance of $1,112,000 at December 31, 2004, raise substantial doubt about the Company's ability to continue as a going concern, absent any new sources of significant cash flows. In an effort to mitigate this near-term concern, the Company is seeking to obtain debt or equity financing. In addition, the Company is seeking to secure funds for our subsidiary, PDI, and the Company through a sale of PDI stock held by the Company. The Company is also pursuing opportunities for significant revenue growth and concurrent sources of working capital with other companies for the joint development and commercialization of recombinant Aprotinin, Lysosomal acid lipase and Interferon alpha 2a and 2b products. The Company is currently in discussions with pharmaceutical companies capable of marketing these products. The commercialization of these products for therapeutic applications will require approval by the FDA and product scale-up at our biomanufacturing facility under FDA regulations. However, we cannot assure you that we will successfully obtain equity or debt financing or product related revenues as such events are subject to factors beyond the Company's control. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of recorded liabilities that might be necessary should the Company be unable to continue as a going concern.

        Basis of Consolidation—The accompanying consolidated financial statements include the accounts of Large Scale Biology Corporation and its subsidiaries. All intercompany balances and transactions have been eliminated.

        Segment Reporting—The Company operates in one reportable segment.

        Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenue and expenses during the period. Actual results could differ from those estimates.

        Cash and Cash Equivalents—We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

        Concentrations of Credit Risk—During 2004 revenues from various federal government agencies and a commercial customer were 50% and 19% of our total revenues, respectively. During 2003 revenues from the National Institute of Environmental Health Sciences ("NIEHS"), various other federal government agencies and this same commercial customer were 59%, 16% and 11% of our total revenues, respectively. NIEHS terminated its contract with the Company as of December 31, 2003 (see Note 2). During 2002 revenues from various federal government agencies including NIEHS and a different commercial customer were 55% and 17% of our total revenues, respectively.

        The Company's cash and cash equivalents, marketable securities and accounts receivable are monitored for exposure to concentrations of credit risk. Cash equivalents and marketable securities consist of high quality credit instruments and management regularly monitors their composition and maturities. Substantially all of the Company's accounts receivable are derived from revenue earned from customers located within the United States. Management monitors the amount of credit exposure related to accounts receivable on an ongoing basis and generally requires no collateral from customers. We maintain allowances for estimated probable losses, when applicable.

        The following table summarizes the activity for the Company's allowance for accounts receivable:

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Year ended December 31, 2002	—	—	—	—
Year ended December 31, 2003	—	$154,000	—	$154,000
Year ended December 31, 2004	$154,000	—	—	$154,000

        Fair value of Financial Instruments—The carrying amount of cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments. The fair value of debt is based upon current interest rates for debt instruments with comparable maturities and characteristics and approximates the carrying amount.

        Property, Plant and Equipment—Property, plant and equipment is stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, which are 3 to 10 years for machinery and equipment, the shorter of the lease term or estimated economic life for leasehold improvements and 30 years for buildings.

        Computer Software—Software developed for internal research and development activities is expensed as incurred.

        Intangible Assets—Our policies with respect to intangible assets are as follows:

  •
  Patents—The legal costs of filing patent applications are capitalized if they relate to commercially viable technologies. Commercially viable technologies are those technologies that are projected to generate future positive cash flows in the near term. Legal costs associated with patents applications that are not determined to be commercially viable are expensed as incurred. Once patents are issued, capitalized costs are amortized over the shorter of the patent's statutory or estimated economic life, ranging from 5 to 20 years as of December 31, 2004.

  •
  Intellectual Property Licenses—The Company pays license fees to individuals or other companies under licensing agreements. These agreements provide the Company with exclusive or non-exclusive rights to use specified technologies during the license periods. License fees are capitalized if the agreements relate to commercially viable technologies. Capitalized license fees are amortized over the estimated economic life of the specified technology of 5 years as of December 31, 2004.

  •
  Purchased intangibles—Purchased intangibles related to the Company's acquisition of the Germantown proteomics business were fully amortized by January 2003.

        Impairment of Long Lived Assets—The Company's long-lived assets include capitalized patents, intellectual property licenses, property and equipment related to our research facilities in California and our biomanufacturing plant in Kentucky and leasehold improvements in Maryland (See Note 3). We evaluate our long-lived assets for impairment in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If any of our long-lived assets are considered to be impaired, the amount of impairment to be recognized is equal to the excess of the carrying amount of the assets over the fair value of the assets (see Notes 3, 4, and 5).

        Revenue Recognition—We currently receive revenues for sponsored research from commercial companies and government agencies. Funds received for sponsored research is typically non-refundable and not based upon performance objectives or customer acceptance. Revenues for the reimbursement of research activities are recognized as the costs are incurred.

        Research and Development—Research and development costs that are related to customer funded agreements are expensed as incurred and reported as costs of development agreements. Research and development costs not related to customer-funded agreements are expensed as incurred and reported as research and development expense.

        Stock-Based Compensation—The Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" effective January 1, 2003 for its stock-based employee compensation plans using the prospective recognition method under Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS 123." This method applies the recognition provisions of SFAS 123 to all employee stock awards granted, modified, or settled after January 1, 2003 and accordingly, recognized compensation expense for those issuances under our stock-based employee compensation plans. The fair values of stock options were estimated at the date of grant using the Black-Scholes option-pricing model and are being amortized over the vesting period of generally 3 years. For stock awards granted prior to January 1, 2003, compensation expense has not been recognized under SFAS 123, unless those stock awards were modified after January 1, 2003. During December 2004 Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), "Share Based Payment," was issued requiring the expensing of all stock-based compensation. The Company is evaluating the effects of SFAS 123R but believes its implementation will not have a material effect on the Company's financial statements since the Company had already adopted SFAS 123 for its stock-based employee compensation plans as described above.

        Prior to January 1, 2003, the Company accounted for stock options granted to employees and directors and other stock-based employee compensation plans using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations. As such, the Company recognized compensation expense for stock options only if the quoted market value of the Company's common stock exceeded the exercise price of the option on the grant date. Any compensation expense realized using this intrinsic value method is being amortized over the vesting period of the option.

        The following table presents the effect on net loss and net loss per share if we had always applied the fair value recognition provisions of SFAS 123 to stock-based awards to employees:

	Year Ended December 31,
	2004	2003	2002
Net loss as reported	$(17,425,000)	$(25,293,000)	$(33,184,000)
Stock-based employee compensation expense included in reported net loss	980,000	1,296,000	—
Stock-based employee compensation expense determined using the fair value method for all awards	(2,367,000)	(5,042,000)	(4,428,000)

Pro forma net loss	$(18,812,000)	$(29,039,000)	$(37,612,000)

Net loss per share:
Basic and diluted—as reported	$(0.58)	$(0.99)	$(1.33)

Basic and diluted—pro forma	$(0.62)	$(1.13)	$(1.51)

        The fair values of employee stock options are estimated for the calculation of 2004 stock compensation expense and for the pro forma adjustments in the above table at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions during 2004, 2003 and 2002: expected volatility of 118%, 93% and 109%, respectively; average risk-free interest rate of 3.4%, 2.8% and 4.3%, respectively; initial expected life of six years; and no expected dividend yield and amortized over the vesting period of typically 3 to 4 years.

        Stock options issued to non-employees as consideration for services provided to the Company have been and continue to be accounted for under the fair value method in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services," which requires that compensation expense be recognized for all such options.

        Income Taxes—The Company accounts for income taxes using the asset and liability approach whereby deferred income tax assets and liabilities are recognized for the estimated future tax effects, based on current enacted tax laws, of temporary differences between financial and tax reporting for current and prior periods. Deferred tax assets are reduced, if necessary, by a valuation allowance if the corresponding future tax benefits may not be realized.

        Comprehensive Income—There were no items of other comprehensive income or loss in any period presented and, therefore, comprehensive loss is the same as net loss for all periods presented.

        Net Loss Per Share—Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period, plus the potential dilutive effect of common shares issuable upon exercise or conversion of outstanding stock options and warrants during the period. The weighted average number of potentially dilutive common shares are 366,163 in 2004, 7,064 in 2003 and 688,545 in 2002. These shares were excluded from diluted loss per share because of their anti-dilutive effect.

        Reclassifications—Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation.

2. Wind Down of the Germantown Proteomics Business and Severance Benefits

        The National Institute of Environmental Health Services ("NIEHS") contract with the Company was terminated for the Government's convenience after an agreed upon wind-down period ending on December 31, 2003. Revenues attributable to NIEHS were $2,117,000 and $809,000 in 2003 and 2002, respectively. No revenues attributable to NIEHS were recorded during 2004

        The NIEHS contract with the Company includes Federal Acquisition Regulation ("FAR") clause 52.249-6, "Termination (Cost-Reimbursement)" that provides for claims for termination costs under the cost principles and procedures in FAR Part 31. During 2004 the Company submitted its claim for reimbursement of termination costs to NIEHS. The amount of the settlement has not yet been determined. No amounts have been recorded for our claim of termination costs or any other costs under the contract except for the normal reimbursement of research activities recognized as revenues when these costs were incurred. We expect that the Company's claim will be recognized as income when the government has agreed to the settlement amount and the collection of the settlement is reasonably assured.

        The wind down of the Company's Germantown, Maryland 2-dimensional gel fee-for-service proteomics business resulted in impairment charges of $3,598,000 in 2003 that reduced the carrying value of property, plant and equipment (see Note 3). In connection with our 2003 restructuring plans and staff reductions, we accrued $1,401,000 for severance payments and other related termination benefits provided to employees. Of this amount, $860,000 was paid during 2003, resulting in $541,000 in accrued expenses at December 31, 2003 that was paid during 2004. We accrue for these benefits in the period when benefits are communicated to the terminated employees. Typically, terminated employees are not required to provide continued service to receive termination benefits. In general, we use a formula based on the number of years of service to calculate the termination benefits to be provided to affected employees.

3. Property, Plant and Equipment

	December 31,
	2004	2003
Machinery and equipment	$15,300,000	$17,326,000
Leasehold improvements	4,539,000	4,539,000
Building	4,643,000	4,616,000
Land	373,000	373,000

	24,855,000	26,854,000
Accumulated depreciation	(17,057,000)	(18,226,000)

	$7,798,000	$8,628,000

        In 2003 we determined that certain machinery and equipment and leasehold improvements were impaired, due to the wind down of the Company's Germantown, Maryland 2-dimensional gel fee-for-service proteomics business (see Note 2). The impairment charges of $3,598,000 represents the excess of the net book value of leasehold improvements, and machinery and equipment over an estimate of recoverable NIEHS contract termination costs, expected cash received from asset disposition, net book value of re-deployed assets and the discounted net expected cash flows of a property sublease. Impairment charges of $3,105,000 reduced the net carrying value of certain leasehold improvements to a fair value of $1,128,000 and an impairment charge of $493,000 reduced the net carrying value of certain machinery and equipment to a fair value of $750,000. The remaining cost of leasehold improvements will be expensed matching future income from a property sublease and recoverable amounts related to the NIEHS contract. The costs of machinery and equipment are included in property, plant and equipment at December 31, 2003 as the specific assets to be re-deployed or deemed held for sale had not yet been determined and the program to dispose of the assets had not yet been initiated at December 31, 2003. Subsequently, net proceeds of $180,000 were received and a loss on sale of equipment of $18,000 was recorded as the machinery and equipment with gross and net book values of $2,886,000 and $198,000, respectively, was sold or scrapped during 2004.

        In 2002 we determined that certain machinery and equipment, related to the Company's Germantown, Maryland operation, was permanently idle. As a result, we recognized an impairment charge of $433,000 to reduce these assets to an estimated net book salvage value of $350,000. These assets were deemed held for sale and included in prepaid and other current assets in the consolidated balance sheet at December 31, 2002. Subsequently, a loss on sale of equipment of $156,000 was recorded during 2003.

4. Intangible Assets

	December 31,
	2004	2003
Capitalized patent costs	$1,852,000	$2,183,000
Intellectual property licenses	3,264,000	3,264,000

	5,116,000	5,447,000
Accumulated amortization	(2,922,000)	(2,373,000)

	$2,194,000	$3,074,000

        Capitalized patent costs at December 31, 2004 include $1,483,000 relating to issued or allowed patents for which amortization has begun. The remaining amounts relate to pending patents for which amortization will begin when the patents are issued or allowed. Periodically, we review our patent portfolio and have determined that certain patent applications no longer possessed commercial viability or were abandoned since they were inconsistent with the Company's business development strategy. As a result, general and administrative expense included charges of $362,000, $389,000 and $396,000 for the write-off of capitalized patent costs in 2004, 2003 and 2002, respectively. General and administrative expense included patent amortization charges of $119,000, $99,000 and $42,000 in 2004, 2003 and 2002, respectively.

        Intellectual property licenses at December 31, 2004 are comprised of $2,150,000 paid to The Dow Chemical Company for worldwide rights to certain plant gene technologies, $614,000 paid to Plant Biosciences Limited for worldwide exclusive rights to specified technologies and $500,000 paid to Icon Genetics AG for the right to utilize specified technologies (see Note 12). Research and development expense included amortization of intellectual property licenses of $430,000, $948,000 and $1,003,000 in 2004, 2003 and 2002, respectively.

        Excluding the $369,000 of patent cost of which amortization has not yet commenced, the following table presents future amortization of intangible assets:

2005	$583,000
2006	473,000
2007	141,000
2008	118,000
2009	71,000
Thereafter	439,000

Total amortization	$1,825,000

Goodwill

        In connection with the acquisition of the Germantown proteomics business, the Company recorded goodwill equal to the excess of the fair value of the consideration given over the estimated fair value of the assets and liabilities received. Effective January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" that resulted in discontinuing the amortization of goodwill effective January 1, 2002. Instead, the unamortized balance of goodwill must be tested for impairment annually, or sooner if indicators of potential impairment exist, based upon a fair value approach.

        In accordance with SFAS No. 142, we performed an initial impairment test of goodwill as of January 1, 2002 and found no evidence of impairment. However, our annual impairment test of goodwill on December 31, 2002 indicated the goodwill balance was impaired as the fair value of the Germantown proteomics business was determined to be less than its carrying value. As a result, we recognized an impairment charge of $839,000, equal to the remaining balance of goodwill. We evaluated several factors to determine the fair value of the proteomics business including projected cash flows from the proteomics business and the significant decrease in the Company's market capitalization during 2003.

5. Other Assets

	December 31,
	2004	2003
Restricted cash	$587,000	$430,000
Accrued sublease income	378,000	—
Employee notes receivable	47,000	114,000
Deposits	25,000	26,000

	$1,037,000	$570,000

        Restricted cash represent certificate of deposits held as security for facility leases. During August 2004 the Company entered into a sublease of its entire Germantown, Maryland facility to the end of the lease term in 2010. Sublease receipts are recorded as a reduction in rental expense. The sublease provided for free rent starting on August 23, 2004. Accrued sublease income represents total sublease rental income recognized on a straight-line monthly basis in excess of actual rental receipts which will begin on March 11, 2005. The related rental expense recognized on a straight-line monthly basis in excess of actual rental payments is presented as deferred rent on the consolidated balance sheets.

6. Long-term Debt

	December 31,
	2004	2003
Note payable in the amount of $2,900,000	$1,000,000	—
Note payable in the amount of $500,000, repaid on December 20, 2004	—	$261,000

Less current portion	—	(52,000)

Long-term debt	$1,000,000	$209,000

        The following table presents future principal debt payments:

2005	—
2006	$1,000,000

Total principal payments	$1,000,000

        On December 17, 2004, the Company entered into a $2.9 million loan agreement, with an initial advance of $1.0 million received on December 20, 2004, and a second advance of $1.9 million received on January 14, 2005. In connection with this loan agreement, the Company issued a common stock purchase warrant to purchase a maximum of 700,000 shares of common stock at $1.42 per share (see Note 8). Borrowings under the loan bear interest at 8% and are secured by a first priority lien on the Company's assets located at its Owensboro, Kentucky facility including land, building and improvements; fixtures, machinery and equipment; and certain patented intellectual property and related know-how used at the Owensboro facility. The borrowed funds were partially used to repay existing long-term debt and the use of such funds is restricted to working capital and acquisition of machinery and equipment to be installed at the Owensboro facility. The loan contains certain representations and warranties and financial and other covenants. In addition, the Company is subject to covenants limiting transactions with affiliates, additional indebtedness and leases, asset sales, and liens on properties. The Company believes that it is in full compliance with these covenants. The principal balance under the loan is due on June 17, 2006 and interest is due quarterly commencing on March 17, 2005.

7. Commitments

        The following table presents future non-cancelable minimum payments under all of the Company's operating leases and research agreements:

	Operating Leases
	Minimum Rental	Sublease Rental	Net Rental Payments	Research Agreements
2005	$1,525,000	$(649,000)	$$876,000	$177,000
2006	1,578,000	(830,000)	748,000	—
2007	1,633,000	(855,000)	778,000	—
2008	1,690,000	(881,000)	809,000	—
2009	1,050,000	(907,000)	143,000	—
Thereafter	935,000	(935,000)	—	—

	$8,411,000	$(5,057,000)	$3,354,000	$177,000

        In addition to the future non-cancelable minimum payments above, certain of the research agreements require future aggregate payments of $480,000 if the agreements are not cancelled. During August 2004 the Company entered into a sublease of its entire Germantown, Maryland facility to the end of the lease term in 2010 that will reduce the Company's operating lease commitments. Associated facility operating expenses were reduced by approximately $16,000 per month starting during August 2004. In addition, the sublease receipts will be greater than the lease payments by $9,000 per month starting on March 12, 2005. These expected sublease receipts are reflected in the table above to the extent that they offset the Germantown, Maryland minimum rental payments.

        The Company leases facilities under operating leases and incurred facility rental expenses of $1,662,000, $1,877,000 and $1,790,000 during 2004, 2003 and 2002, respectively. Additionally, the Company has research sponsorship agreements with major universities, government institutions or other companies whereby the Company funds specific projects of interest to the Company. Expenses under these agreements totaled $884,000, $446,000 and $1,434,000 during 2004, 2003 and 2002, respectively.

        The Company has patent license agreements with major universities that require the Company to pay royalties based on product sales, subject to minimum annual royalty amounts. These arrangements remain in effect until the expiration of all related patents or upon termination of the agreements by the Company. Generally, these arrangements are cancelable by the Company upon ninety days notice without significant liability to the Company. Royalty payments were $168,000, $125,000 and $100,000 in 2004, 2003 and 2002, respectively. The Company's non-cancelable obligation related to royalty agreements at December 31, 2004 was $58,000.

8. Stockholders' Equity

Stock Issued

        On March 8, 2004, the Company sold 5,169,682 shares of common stock at $1.58 a share in a private placement with gross proceeds of approximately $8.2 million and after expenses, net proceeds of approximately $7.5 million.

        In 2004 the Company issued at its fair value 50,526 shares of common stock in exchange for $48,000 of cash severance benefits paid to a terminated employee.

        In 2004 the Company issued 5,600 shares of common stock valued at fair value of $9,000 to a non-employee in exchange for scientific advisor services.

Warrants

        The Company reserved 700,000 shares of common stock for issuance upon the exercise of a warrants granted on December 17, 2004, in connection with the Company's issuance of a promissory note (see Note 6). The warrant is exercisable starting the earlier of July 31, 2006 or 45 days following the prepayment of the promissory note, and have an exercise price of $1.42 per share, subject to adjustments for stock splits, combinations, reclassifications and similar events, and expire on December 17, 2011. These warrants contain priced-based anti-dilution protective provisions providing for adjustments of the exercise price of the warrants upon the occurrence of any sale of shares below the exercise price of the warrants. The number of shares issuable under the warrant is to be determined according to a formula based on the aggregate daily principal loan balance up to a maximum of 700,000 shares of the Company's common stock. Issuable under the warrant are 5,479 shares of common stock as of December 31, 2004. The Company has granted the warrant holder certain registration rights with respect to the shares issuable upon exercise of the warrant. The fair value of the shares issuable under this warrant was estimated with the initial advance of $1.0 million received on December 20, 2004, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatility of 118%, risk-free interest rate of 4.2%, initial expected life of seven years and no expected dividend yield. The resulting fair value is being amortized over the loan period and resulted in $5,000 of interest expense being recorded during 2004 in the consolidated statements of operations. The final advance of $1.9 million received on January 14, 2005 resulted in an additional fair value calculated on that date, which will be amortized over the remaining loan period.

        The Company reserved 1,492,044 shares of common stock for issuance upon the exercise of a warrants granted on March 8, 2004 in connection with the Company's private placement of common stock. The warrants are currently exercisable and have an exercise price of $2.18 per share, subject to adjustments for stock splits, combinations, reclassifications and similar events, and expire on September 8, 2009. These warrants contain priced-based anti-dilution protective provisions providing for adjustments of the exercise price of the warrants upon the occurrence of certain sales of shares below the exercise price of the warrants. In particular, if we issue shares of our common stock at an effective price per share less than $2.18 on or before May 5, 2005, the exercise price of these warrants will adjust downward to the lower price per share (but in no event less than $1.984 per share). Following May 5, 2005, the exercise price of these warrants will adjust downward based on a weighted formula (but in no event to a price less than $1.984 per share) if we issue shares of our common stock at an effective price per share less than $2.18. As of December 31, 2004, no such adjustments have occurred. Under the terms of the warrants, a holder may not exercise the warrant for a number of shares that would cause it to own more than 4.99% of the number of shares of the common stock outstanding immediately after giving effect to the issuance of shares under the warrant.

        In 2001 an employee was granted a warrant to purchase 250,000 shares of common stock. The warrant becomes exercisable in full if the quoted value of the Company's common stock, as reported on the NASDAQ National Market, is at least an average of $6.84 for any consecutive 20-business-day period prior to February 15, 2006. The exercise price of the warrant is $5.13 per share and the warrant expires on February 14, 2012. We will recognize compensation expense of approximately $428,000 if and when the warrant becomes exercisable.

        The Company has reserved 43,983 shares of common stock for issuance upon the exercise of warrants granted during 1988. These warrants are exercisable at $1.59 per share and expire on August 9, 2005.

Employee Stock Awards

        Effective July 1, 2002, cash compensation of certain employees of the Company was reduced and replaced by restricted common stock issued under the Company's 2000 Stock Incentive Plan. Those employees received quarterly awards of common stock equal to the reduction in cash compensation divided by the closing price of the Company's common stock on the last trading day of each quarterly period. The awarded shares are vested on July 1 of each year for awards issued during the previous four quarters. The Company maintains the right to repurchase the stock at the original issuance price. The Company's repurchase right lapses if the Company realizes certain positive operating cash flows during the six-months ending June 30, two years after vesting. On the following July 31, the Company either releases the awarded shares from escrow upon the expiration of the repurchase right or pays the original issuance price in cash upon the Company's exercise of the repurchase right.

        In 2002 the Company issued 226,003 shares of common stock as stock awards and recorded deferred compensation of $245,000 and compensation expense of $41,000 following the provisions of APB 25. Of the $204,000 deferred compensation balance at December 31, 2002 related to stock awards, $162,000 was expensed during 2003 and the remaining $42,000 was reversed resulting in no deferred compensation balance at December 31, 2003 upon the Company's adoption of SFAS 123. In 2003 the Company issued 607,052 shares of common stock as stock awards and recorded total stock compensation expense for stock awards of $892,000 including the $162,000 mentioned above. In 2004 the Company issued 146,858 shares of common stock as stock awards and recorded total stock compensation expense for stock awards of $338,000. The accrued stock compensation liability was $898,000 and $708,000 at December 31, 2004 and 2003, respectively.

Employee Stock Purchase Plan

        The Company's Employee Stock Purchase Plan ("ESPP") allows employees to purchase shares of the Company's common stock through payroll deductions. The ESPP issued 50,794, 56,482 and 61,756 shares in 2004, 2003 and 2002, respectively. At December 31, 2004, a total of 1,137,178 shares of common stock were reserved and available for issuance by the ESPP.

Employee Stock Options

        Under the Company's 2000 Stock Incentive Plan (the "Plan"), the Company's employees, officers, directors and consultants may be granted options to purchase shares of the Company's common stock. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options may be granted to Company employees, directors and consultants. The vesting period and exercise price of the stock options are determined by the Company's Board of Directors. Stock options granted under the Plan are exercisable over a ten-year period from the grant date and have vesting periods ranging from immediate vesting to four years. Incentive and nonqualified stock options granted under the Plan may be granted at exercise prices no less than 100% and 85%, respectively, of the fair value of the Company's common stock on the date of grant. However, an option granted to a 10% shareholder under the Plan shall be granted at an exercise price not less than 110% of the fair value of the Company's common stock on the date of grant. The Plan includes a net exercise provision whereby shares of the Company's common stock that are owned at least one year by options holders can be exchanged at fair market value to pay the option exercise price. Employees and consultants exchanged 70,617 shares of common stock under the net exercise provision during 2002. No shares were exchanged in 2004 and 2003.

        The Company has reserved 10,046,394 shares of common stock for issuance under the Plan. At December 31, 2004, 2,939,823 shares of common stock were available for grant. Outstanding stock options are summarized as follows:

	Number of Options	Weighted-Average Exercise Price
Outstanding, December 31, 2001	6,409,891	$6.14
Granted	1,742,250	1.28
Exercised	(138,586)	2.05
Forfeited	(1,167,901)	6.29

Outstanding, December 31, 2002	6,845,654	4.96
Granted	1,259,500	1.09
Exercised	(57,167)	.68
Forfeited	(988,918)	4.11

Outstanding, December 31, 2003	7,059,069	4.42
Granted	539,000	1.94
Exercised	(58,080)	1.07
Forfeited	(433,418)	5.29

Outstanding, December 31, 2004	7,106,571	4.20

Exercisable options:
December 31, 2002	3,962,343	6.20
December 31, 2003	5,267,899	5.18
December 31, 2004	6,011,982	4.66

        The weighted-average fair value of options granted was $1.68, $0.81 and $1.07 in 2004, 2003 and 2002, respectively. At December 31, 2004, consultants held 1,085,374 outstanding stock options.

        The following table summarizes information about stock options outstanding and exercisable under the Plan at December 31, 2004:

	Outstanding Options			Exercisable Options
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$1.10 to $2.33	2,885,334	8.10	$1.35	1,849,504	$1.29
$3.45 to $8.41	4,160,237	5.49	5.92	4,101,478	5.92
$14.31 to $22.50	61,000	5.63	22.10	61,000	22.10

	7,106,571	6.56	4.20	6,011,982	4.66

Stock Compensation

        Stock compensation expense attributed to options issued to employees and directors was $527,000 and $198,000 in 2004 and 2003, respectively. During 2004 and 2003 three officers terminated their employment with the Company. The Company's Board of Directors accelerated vesting and extended the exercise date for options previously granted to purchase 141,563 and 525,000 shares of the Company's common stock in 2004 and 2003, respectively, at exercise prices ranging from $1.23 to $7.50. These modifications of the terms of their stock options resulted in a stock compensation charge of $98,000 and $182,000 in 2004 and 2003, respectively.

        The Company granted options to consultants to purchase 15,000 shares of the Company's common stock in 2002. No options were granted to consultants in 2004 and 2003. The exercise prices per share for options granted were $1.46 in 2002. The options have a 10-year life and vest over periods ranging from three to four years. The fair value of each option was estimated on the date of grant and revalued during the vesting period using the Black-Scholes option-pricing model with the following weighted-average assumptions during 2004, 2003 and 2002: expected volatility of 118%, 93% and 109%, respectively; risk-free interest rate of 3.9%, 3.8% and 4.3%, respectively; initial expected life of ten years; and no expected dividend yield. Stock compensation expense of $63,000 and $80,000 was recorded in 2004 and 2003, respectively, and a stock compensation credit of $12,000 was recorded in 2002 resulting from the decline in the price of the Company's common stock.

        On November 1, 2001, the Company issued 200,000 shares of common stock to an employee, subject to the Company's right of reversion. In both 2003 and 2002, the Company's right of reversion lapsed for 100,000 shares as those shares vested. The Company recorded deferred compensation of $690,000 on the grant date based upon the fair market value of the Company's common stock of $3.45 per share. At each vesting date, the employee elected to revert a portion of the vested shares to the Company to settle minimum statutory payroll taxes. A total of 43,181 and 42,126 shares were reverted to the Company and deferred compensation was reduced by $149,000 and $145,000 in 2003 and 2002, respectively. Combined expenses for stock compensation and payroll taxes were $347,000 and $142,000 in 2003 and 2002, respectively.

        On December 31, 1999, the Company granted options to employees, officers and directors to purchase 1,545,000 shares of the Company's common stock. These options have exercise prices ranging from $6.67 to $7.50 per share, have a 10-year life and were fully vested as of December 31, 2002. Deferred compensation in the amount of $7,809,000 was recorded as the difference between the exercise price and the estimated fair value of the common stock as of December 31, 1999. The deferred compensation was amortized over the three-year vesting period. Stock compensation expense of $2,604,000 was recorded in 2002.

Preferred Stock

        The Company's board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of our authorized but unissued shares of preferred stock with any dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation and redemption rights superior to those of the common stock. The Company has no present plans to issue any shares of or designate any series of preferred stock.

        On May 4, 2001, our board of directors designated 500,000 shares of Preferred Stock as Series A Junior Preferred Stock, and adopted a stockholder rights plan and declared a dividend distribution of one right for each outstanding share of common stock to stockholders of record as of May 4, 2001. Subject to certain specified exceptions and limitations under the rights plan, we continue to issue one right for each share of common stock that becomes outstanding after May 4, 2001. Each right entitles the holder to purchase one unit consisting of one one-hundredth of a share of our Series A Junior Participating Preferred Stock for $45 per unit. Under certain circumstances, if a person or group acquires 15% (in some cases 22%) or more of our outstanding shares of common stock, holders of the rights (other than the person or group causing their exercise) will be able to purchase, in exchange for the $45 exercise price, shares of our common stock or of any company into which we are merged having a value of $90. In addition, the board of directors has the option, under certain circumstances, to exchange each right (other than rights held by the person or group triggering the board of directors' option) for a share of common stock for no additional consideration on the part of the holder of the right. The rights expire on April 27, 2011.

Stockholders' Notes Receivable

        The Company's Board of Directors authorized the issuance of notes receivable prior to 2001, to allow salaried employees, who are not Company officers, to exercise stock options by borrowing the aggregate exercise price from the Company. These notes are recorded as a reduction of stockholders' equity.

9. Employee Benefit Plan

        The Company sponsors a 401(k) defined contribution retirement plan covering all employees who meet certain eligibility requirements. The Company makes discretionary matching contributions equal to 25% (50% through June 2002) of employee contributions up to a maximum of 1.5% of an employee's compensation, subject to statutory limits. The Company's 2003 and 2002 reorganizations have decreased the number of employees participating in the plan resulting in a reduced contribution by the Company. The Company's contributions under this plan were $99,000, $108,000 and $221,000 in 2004, 2003 and 2002, respectively.

10. Income Taxes

        The provision for income taxes differs from the amount computed by applying the statutory Federal income tax rate as follows:

	Year Ended December 31,
	2004	2003	2002
Federal income tax benefit at statutory rate	(34.0)%	(34.0)%	(34.0)%
State income tax benefit, net of federal expense	(5.7)	(5.5)	(5.6)
Research and development credits	(3.5)	(2.7)	(2.0)
Change in valuation allowance for income taxes	44.8	41.6	40.9
Other	(1.6)	0.6	0.7

	0.0%	0.0%	0.0%

        The significant components of net deferred income tax assets are:

	December 31,
	2004	2003
Deferred tax assets:
Net operating loss carryforwards	$52,761,000	$46,279,000
Tax credit carryforwards	8,743,000	8,430,000
Deferred compensation	4,988,000	4,527,000
Capitalized project costs	889,000	557,000
Other	3,361,000	3,303,000

Total deferred tax assets	70,742,000	63,096,000
Deferred tax liabilities—intangible assets	(571,000)	(743,000)
Valuation allowance	(70,171,000)	(62,353,000)

Net deferred income tax asset	$—	$—

        At December 31, 2004, the Company had net operating loss carryforwards of $140,550,000 and $93,667,000 available to reduce future Federal and state taxable income, respectively. These net operating loss carryforwards expire between 2009 and 2024 for Federal income tax purposes and expire between 2007 and 2014 for state income tax purposes. The difference between the Federal and state net operating loss carryforwards is due to the California limitation on loss carryforwards (100%, 60% and 60% in 2004, 2003 and 2002, respectively) and the capitalization of certain research costs for state income tax purposes. Additionally, at December 31, 2004, the Company had research and other tax credit carryforwards of $5,758,000 and $4,523,000 available to reduce future Federal and state income taxes, respectively. These tax credits expire between 2005 and 2024 for Federal income tax purposes and have no date of expiration for state income tax purposes. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized

        The extent to which the net operating loss carryforwards can be used to offset future taxable income may be limited if changes in the Company's stock ownership exceed certain defined limits.

11. Supplemental Cash Flow Disclosures

        In 2004 the Company issued 5,600 shares of common stock valued at fair value of $9,000 to a non-employee in exchange for scientific advisor services.

        In 2004, 2003 and 2002, the Employee Stock Purchase Plan issued 50,794, 56,482 and 61,756 shares of Company common stock, valued at $44,000, $53,000 and $135,000, respectively, to employees.

        In 2002 the Company recorded deferred compensation of $245,000 related to stock granted to employees. The Company adopted SFAS 123 in 2003, which resulted in the reversal of $42,000 of deferred compensation during 2003.

12. Related Party Transactions

        In 1999, the Company entered into a license agreement with Icon Genetics Inc., an affiliate of Icon Genetics AG ("Icon") and the International Institute of Cell Biology, National Academy of Sciences of Ukraine (the "Institute"). The Company's Chairman of the Board of Directors serves as Chairman of the Supervisory Board of Icon. The license provides the Company an exclusive, worldwide license to specified technology for a paid license fee of $300,000. The Company was also granted a worldwide, non-exclusive license to specified technology for a 2% royalty on the sale of products developed with such technology. An additional $200,000 was paid by the Company upon achievement of milestones specified in the license agreement. In 2000, the Company entered into a one-year research services agreement with Icon that provided for cumulative payments of $200,000 to Icon. In 2001, the Company entered into another license agreement with Icon for the worldwide, non-exclusive license to specified technology for a paid license fee of $500,000. Under these agreements, the Company paid a combined total of $537,500 in 2001 to Icon Genetics Inc., Icon and the Institute.

        In 1999 pursuant to an employment agreement with a founder of the Germantown proteomics business, the Company paid the employee $500,000 over two years for a five-year non-compete agreement. In addition, the Company entered into a license and consulting agreement with the employee covering certain biochip technology developed by him. The license is a worldwide, exclusive, non-royalty bearing license to the biochip technology. This agreement required monthly payments of $4,000 and $6,667 for consulting services over two years and for license fees over five years, respectively. The balance payable of the license fee was accelerated in June 2002 in conjunction with the employee's termination from the Company. Expenses related to these agreements were $173,000 in 2002.

13. Quarterly Results of Operations (Unaudited)

        The following table presents the Company's 2004 and 2003 quarterly results of operations:

	Three Months Ended
	December 31	September 30	June 30	March 31
2004
Revenues	$563,000	$523,000	$362,000	$319,000
Loss from operations	(4,861,000)	(4,189,000)	(4,091,000)	(4,333,000)
Net loss	(4,859,000)	(4,171,000)	(4,071,000)	(4,324,000)
Net loss per share—basic and diluted	(0.16)	(0.13)	(0.13)	(0.16)
2003
Revenues	$621,000	$1,192,000	$903,000	$854,000
Loss from operations	(7,171,000)	(4,339,000)	(6,255,000)	(7,705,000)
Net loss	(7,145,000)	(4,306,000)	(6,207,000)	(7,635,000)
Net loss per share—basic and diluted	(0.28)	(0.17)	(0.24)	(0.30)

14. Subsequent Events

        On March 3, 2005, the Company issued a $600,000 convertible promissory note ("Note") to Kevin J. Ryan, the Company's President and Chief Executive Officer and a member of the Company's Board of Directors. The Note bears interest at 8% and is due on July 1, 2005. The Note is convertible into common stock of the Company, at the option of the holder, on or before the due date, at a conversion price equal to the greater of the closing price of the Company's common stock on March 3, 2005, or 90% of the average of the closing prices of Company's common stock on the 22 trading days ending the day before the conversion of the Note. The Note may be prepaid by the Company without penalty at any time.

        On April 15, 2005, the Company received $3,000,000 in cash in exchange for a promissory note ("Promissory Note") issued to Kevin J. Ryan, the Company's President and Chief Executive Officer and a member of the Company's Board of Directors. The Promissory Note bears interest at the prime rate plus two percent per annum initially at 7.75% due monthly starting May 15, 2005 with a rate not less than 7.25%. The Promissory Note is due on April 17, 2006. Borrowings under the loan are secured by certain patented intellectual property. The Promissory Note may be prepaid by the Company without penalty at any time. The holder of the Promissory Note may elect to be repaid up to $1,500,000 as a result of any Company financing event with net proceeds of $4,000,000 or more.

        In connection with the Promissory Note, the Company issued a common stock purchase warrant that expires on April 15, 2011. The holder of the warrant has the option either to purchase 903,614 shares of the Company's common stock at $0.83 per share or common stock of the Company's subsidiary, Predictive Diagnostic, Inc ("PDI"). The PDI exercise price would be the lowest price per share of the PDI stock in any PDI financing event of no less than $1,500,000. The number of warrant shares would be determined by dividing $3,000,000 by the PDI exercise price. PDI common stock issuable pursuant to the warrant would be subject to exchange and underwriter's holding period restrictions, or "lock-ups".

LARGE SCALE BIOLOGY CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)

June 30, 2005
ASSETS
Current assets:
Cash and cash equivalents	$362,000
Accounts receivable, net of allowance of $154,000	253,000
Prepaid expenses	474,000

Total current assets	1,089,000
Property, plant and equipment, net	7,029,000
Intangible assets, net	1,895,000
Other assets	1,245,000

$11,258,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,112,000
Accrued employee compensation	317,000
Accrued expenses	134,000
Current portion of debt	5,374,000

Total current liabilities	6,937,000
Accrued stock compensation	394,000
Deferred rent	363,000

Total liabilities	7,694,000

Commitments (Note 3)
Stockholders' equity:
Common stock, par value $.001 per share; 60,000,000 shares authorized; 32,142,720 shares issued and outstanding at June 30, 2005	203,497,000
Preferred stock, par value $.001 per share; 10,000,000 shares authorized; no shares issued and outstanding	—
Stockholders' notes receivable	(4,000)
Accumulated deficit	(199,929,000)

Total stockholders' equity	3,564,000

$11,258,000

See accompanying notes to condensed consolidated financial statements.

LARGE SCALE BIOLOGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Six Months Ended June 30,
	2005	2004
Revenues	$1,113,000	$681,000

Costs and expenses:
Development agreements	1,925,000	1,022,000
Research and development	3,822,000	4,519,000
General and administrative	3,146,000	3,564,000

Total costs and expenses	8,893,000	9,105,000

Loss from operations	(7,780,000)	(8,424,000)
Other income (expense)
Interest income	20,000	35,000
Interest expense	(546,000)	(6,000)

Total other income (expense), net	(526,000)	29,000

Loss before provision for income taxes	(8,306,000)	(8,395,000)
Provision for income taxes	—	—

Net loss	$(8,306,000)	$(8,395,000)

Net loss per share—basic and diluted	$(0.26)	$(0.29)

Weighted average shares outstanding—basic and diluted	31,454,156	29,253,478

See accompanying notes to condensed consolidated financial statements.

LARGE SCALE BIOLOGY CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)

		Amount
	Number of Shares of Common Stock
		Common Stock	Stockholders' Notes Receivable	Accumulated Deficit	Total Stockholders' Equity
Balances, December 31, 2004	31,382,813	$201,074,000	$(20,000)	$(191,623,000)	$9,431,000
Issuance of common stock by Employee Stock Purchase Plan	24,962	19,000			19,000
Issuance of common stock upon conversion of promissory note	631,579	600,000			600,000
Common stock awarded to employees	103,366	60,000			60,000
Removal of restrictions on stock awards		602,000			602,000
Issuance of warrant		664,000			664,000
Vesting of warrant issued with debt		232,000			232,000
Stock compensation expense for options issued to employees		253,000			253,000
Credit for stock options issued to non- employees		(7,000)			(7,000)
Loan forgiveness			15,000		15,000
Payments on notes receivable			1,000		1,000
Net loss				(8,306,000)	(8,306,000)

Balances, June 30, 2005	32,142,720	$203,497,000	$(4,000)	$(199,929,000)	$3,564,000

See accompanying notes to condensed consolidated financial statements.

LARGE SCALE BIOLOGY CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended June 30,
	2005	2004
Cash flows from operating activities:
Net loss	$(8,306,000)	$(8,395,000)

Reconciliation of net loss to net cash used in operating activities:
Depreciation of property, plant and equipment	779,000	686,000
Amortization of intangible assets	299,000	265,000
Stock compensation expense	409,000	446,000
Vesting of warrant issued with debt and accretion of interest	370,000	—
Loan forgiveness	15,000	—
Changes in assets and liabilities:
Accounts receivable	(120,000)	160,000
Prepaid expenses	47,000	(25,000)
Other assets	(208,000)	(245,000)
Accounts payable	503,000	(16,000)
Accrued employee compensation	(26,000)	(410,000)
Accrued expenses	110,000	61,000
Deferred revenue and customer advances	(28,000)	3,000
Deferred rent	27,000	—

Total adjustments	2,177,000	925,000

Net cash used in operating activities	(6,129,000)	(7,470,000)

Cash flows from investing activities:
Capital expenditures	(136,000)	(325,000)
Increase in patents and intellectual property licenses	—	(12,000)

Net cash used in investing activities	(136,000)	(337,000)

Cash flows from financing activities:
Proceeds from issuance of common stock	14,000	7,604,000
Proceeds from issuance of debt and related warrants	5,500,000	—
Proceeds from stockholder loan payments	1,000	4,000
Change in restricted cash	—	144,000
Principal payments on long-term debt	—	(26,000)

Net cash provided by financing activities	5,515,000	7,726,000

Net decrease in cash and cash equivalents	(750,000)	(81,000)
Cash and cash equivalents at beginning of period	1,112,000	7,737,000

Cash and cash equivalents at end of period	$362,000	$7,656,000

See accompanying notes to condensed consolidated financial statements.

LARGE SCALE BIOLOGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. The Company and Summary of Significant Accounting Policies

        Large Scale Biology Corporation and its subsidiaries (collectively, the "Company", "we" or "our") is a product-focused biotechnology company using proprietary technologies to develop and manufacture recombinant biologics. Our biomanufacturing opportunities include vaccines, complex proteins and follow-on off-patent therapeutics. We are focusing our efforts on the following products:

  •
  Certain follow-on off-patent biologics and proprietary products, including Lysosomal acid lipase for treatment of certain lipid storage disorders and reduction of plaque in arteries, Interferon alpha 2a and 2b, and Alpha-galactosidase A for treatment of Fabry disease

  •
  Recombinant Aprotinin, a protease inhibitor used in medical, research and manufacturing applications

  •
  Vaccines for human and animal healthcare, including antiviral and anticancer applications

        The technology employed in our product development and biomanufacturing operations includes our proprietary GENEWARE transient gene expression system and GRAMMR system to shuffle and improve gene sequences. Our manufacturing processes can be used to produce follow-on therapeutic products. We believe that our combination of proprietary technologies and existing manufacturing infrastructure enables us to rapidly and economically develop partner-specified products and to participate in market opportunities in major disease categories.

        Our wholly-owned subsidiary, Predictive Diagnostics, Inc. ("PDI") is a diagnostics company established for the commercial development of a proprietary approach to early diagnosis of life-threatening diseases. PDI's products are supported by our technology developed in the course of our past genomics and medical product development programs. PDI's initial product focus is in the field of oncology. Our Biomarker Amplification Filter, or BAMF technology, potentially provides low-cost and rapid analysis of multiple biomarkers derived from profiling thousands of individual proteins, peptides and other metabolites found in clinical blood samples. Current typical diagnostic tests rely on measuring the variations from the normal amount of a single protein or biomarker. Our BAMF technology finds multiple proteins or biomarkers in blood samples and creates a disease "fingerprint," potentially leading to an accurate and early detection of disease.

        The Company's proprietary systems are supported by patents and patent applications. The Company's corporate offices, research and development, and its subsidiary company, Predictive Diagnostics, Inc. are headquartered in Vacaville, California. The Company's biomanufacturing operation is located in Owensboro, Kentucky.

        The Company incurred net losses of $8,306,000 and $17,425,000, and negative operating cash flows of $6,129,000 and $14,566,000 in the six months ended June 30, 2005 and the year ended December 31, 2004, respectively. These negative cash flows were financed primarily by proceeds from the Company's IPO in 2000, a private placement of our common stock during the first quarter of 2004 and loans received during December 2004 and the first six months of 2005. The Company's history of negative cash flows and its cash and cash equivalents balance of $362,000 at June 30, 2005 raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of recorded liabilities that might be necessary should the Company be unable to continue as a going concern. In an effort to mitigate this near-term concern, the Company secured $1,000,000 in short-term debt financing and a $15,000,000 private equity agreement on August 5, 2005 (see Note 6).

        Prior to selling common stock under the private equity agreement, the Company must file a registration statement with the Securities and Exchange Commission ("SEC") and this registration statement must become effective. The private equity agreement is subject to factors and restrictions that could limit the amount we receive under the private equity agreement including our stock price, trading volume that may be affected by continued listing on the Nasdaq SmallCap Market, and without stockholder approval, number of shares issuable to 6,429,828 representing 19.99% of our total outstanding shares. We cannot assure you as to the amount that we will receive under the private equity agreement because of uncertainties related to these and other factors and restrictions. We do not currently comply with the Nasdaq Marketplace Rules because the bid price of our common stock has closed below the minimum $1.00 per share requirement for 30 consecutive business days. Our common stock will continue to be listed on the Nasdaq SmallCap Market during this cure period, which ends on December 13, 2005. We will seek to regain compliance within this cure period.

        In addition, we are seeking to increase collaborative related cash flows by expanding existing relationships based on product opportunities and to sell stock of our subsidiary, PDI, or other technology and fixed assets. However, we cannot assure you that we will successfully obtain funds through the sale of our stock, assets or PDI, or through product related revenues, as such events are subject to factors beyond our control.

        Interim Financial Information—The condensed consolidated financial statements as of June 30, 2005 and for the six months ended June 30, 2004 and 2005 are unaudited and have been prepared by the Company in accordance with the rules and regulations of the SEC regarding interim financial information. Accordingly, these financial statements and notes thereto do not include certain disclosures normally associated with financial statements prepared in accordance with accounting principles generally accepted in the United States of America. This interim financial information should be read in conjunction with the Company's audited consolidated financial statements and notes thereto.

        In the opinion of the Company's management, the unaudited consolidated financial statements include all adjustments (consisting of only normal recurring adjustments) and disclosures considered necessary for a fair presentation of the results of the interim periods presented. This interim financial information is not necessarily indicative of the results of any future interim periods or for the Company's full year ending December 31, 2005.

        Segment Reporting—The Company operates in one reportable segment.

        Stock-Based Compensation—The Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" effective January 1, 2003 for its stock-based employee compensation plans using the prospective recognition method under Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of SFAS 123." This method applies the recognition provisions of SFAS 123 to all employee stock awards granted, modified, or settled after January 1, 2003 and accordingly, recognized compensation expense for those issuances under our stock-based employee compensation plans. The fair values of stock options were estimated at the date of grant using the Black-Scholes option-pricing model and are being amortized over the vesting period of generally

3 years. For stock awards granted prior to January 1, 2003, compensation expense has not been recognized under SFAS 123, unless those stock awards were modified after January 1, 2003. During December 2004, Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), "Share Based Payment," was issued requiring the expensing of all stock-based compensation. The Company is evaluating the effects of SFAS 123R but believes its implementation will not have a material effect on the Company's financial statements since the Company had already adopted SFAS 123 for its stock-based employee compensation plans as described above.

        Prior to January 1, 2003, the Company accounted for stock options granted to employees and directors and other stock-based employee compensation plans using the intrinsic value method of accounting in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and related interpretations. As such, the Company recognized compensation expense for stock options only if the quoted market value of the Company's common stock exceeded the exercise price of the option on the grant date. Any compensation expense realized using this intrinsic value method is being amortized over the vesting period of the option.

        The following table presents the effect on net loss and net loss per share if we had always applied the fair value recognition provisions of SFAS 123 to stock-based awards to employees:

	Six Months Ended June 30,
	2005	2004
Net loss as reported	$(8,306,000)	$(8,395,000)
Stock-based employee compensation expense included in reported net loss for awards issued from 2003 through 2005	416,000	391,000
Stock-based employee compensation expense determined using the fair value method for all awards	(665,000)	(1,119,000)

Pro forma net loss	$(8,555,000)	$(9,123,000)

Net loss per share:
Basic and diluted—as reported	$(0.26)	$(0.29)

Basic and diluted—pro forma	$(0.27)	$(0.31)

        Net Loss Per Share—Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period, plus the potential dilutive effect of common shares issuable upon exercise or conversion of outstanding stock options and warrants during the period. The weighted average number of potentially dilutive common shares are 832,132 for the six months ended June 30, 2004 and 174,881 for the six months ended June 30, 2005. These shares were excluded from diluted loss per share because of their anti-dilutive effect.

2. Debt

        On December 17, 2004, the Company entered into a $2.9 million loan agreement, with an initial advance of $1.0 million received on December 20, 2004, and a second advance of $1.9 million received on January 14, 2005. In connection with this loan agreement, the Company issued a common stock purchase warrant to purchase a maximum of 700,000 shares of common stock at $1.42 per share (see Note 4). Borrowings under the loan bear interest at 8% and are secured by a first priority lien on the Company's assets located at its Owensboro, Kentucky facility including land, building and improvements; fixtures, machinery and equipment; and certain patented intellectual property and related know-how used at the Owensboro facility. The borrowed funds were partially used to repay existing long-term debt and the use of such funds is restricted to working capital and acquisition of machinery and equipment to be installed at the Owensboro facility. The loan contains certain representations and warranties and financial and other covenants. In addition, the Company is subject to covenants limiting transactions with affiliates, additional indebtedness and leases, asset sales, and liens on properties. The Company believes that it is in full compliance with these covenants. The principal balance under the loan is due on June 17, 2006 and interest is due quarterly commencing on March 17, 2005.

        On April 15, 2005, the Company received $3,000,000 in cash in exchange for a promissory note ("Promissory Note") and warrant (see Note 4) issued to Kevin J. Ryan, the Company's President and Chief Executive Officer and a member of the Company's Board of Directors ("CEO"). The Promissory Note bears interest at the prime rate plus two percent per annum initially at 7.75% due monthly starting May 15, 2005 with a rate not less than 7.25%. The Promissory Note is due on April 17, 2006. Borrowings under the loan are secured by certain intellectual property related to PDI. The Promissory Note may be prepaid by the Company without penalty at any time. Our CEO may elect to be repaid up to $1,500,000 as a result of any Company financing event with net proceeds of $4,000,000 or more. The fair value of the warrant was estimated on April 15, 2005 assuming the purchase of the Company's common stock, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatility of 109%, risk-free interest rate of 4.2%, initial expected life of six years and no expected dividend yield. The resulting fair value of $664,000 was recorded as equity and the remaining $2,336,000 was recorded as debt. The debt discount of $664,000 due to the issuance of the warrant is accreted as interest over the loan period using a method approximating the effective interest method and resulted in $138,000 of interest expense being recorded during the second quarter of 2005 in the condensed consolidated statements of operations.

        On August 5, 2005, the Company issued secured promissory notes ("Notes") beneficially to Kevin J. Ryan, the Company's President and Chief Executive Officer and a member of the Board of Directors, and Robert L. Erwin, Chairman of the Board of Directors ("Investors"), and accompanying warrants (see Notes 4 and 6), in exchange for loans to the Company in the amounts of $750,000 and $250,000, respectively. The Notes bear interest at the prime rate plus two percent per annum initially at 8.25% due monthly starting September 15, 2005 with a rate not less than 7.25%. The Notes are due on January 31, 2006. Borrowings under these loans are secured by the Company's real property located in Owensboro, Kentucky. The Notes may be prepaid by the Company without penalty at any time. The Notes provide the Investors with the option to accelerate payment of the unpaid principal balance upon certain financing transactions by the Company. The fair value of the warrants were estimated on August 5, 2005, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatility of 109%, risk-free interest rate of 4.3%, initial expected life of five and one-half years and no expected dividend yield. The resulting fair value of $414,000 was recorded as equity and the remaining $586,000 was recorded as debt. The debt discount of $414,000 due to the issuance of the warrant will be accreted as interest over the loan period using a method approximating the effective interest method.

        The carrying value of debt as presented in the condensed consolidated balance sheet at June 30, 2005 is:

	Maturity Value	Discounted Value
Note payable due June 17, 2006	$2,900,000	$2,900,000
Note payable due April 17, 2006	3,000,000	2,474,000

Total debt	5,900,000	5,374,000
Less current portion	(5,900,000)	(5,374,000)

Long-term debt	$—	$—

3. Commitments

        On August 5, 2005, the Company entered into a three-year private equity agreement with Southridge Capital Management LLC's advised fund, Brittany Capital Management Limited, which permits the Company to require Brittany Capital to purchase up to $15,000,000 of the Company's common stock (see Note 6). The Company has a right to periodically put common shares to Brittany Capital for which it will pay the Company cash at a seven percent (7%) discount to the then market price calculated over a 10 trading day period. The agreement commits the Company to put shares having a minimum aggregate purchase price of $2,000,000 and a maximum aggregate purchase price of $15,000,000 over the term of the agreement. The Company must file a registration statement on SEC Form S-1 with respect to the resale of the securities by Brittany Capital, and the registration statement must be effective prior to the first put date.

4. Stockholders' Equity

Stock Issued

        On March 3, 2005, the Company issued a $600,000 convertible promissory note ("Note") to Kevin J. Ryan, the Company's President and Chief Executive Officer and a member of the Company's Board of Directors. The Note bears interest at 8% and is due on July 1, 2005. The Note is convertible into common stock of the Company, at the option of the holder, on or before the due date, at a conversion price equal to the greater of the closing price of the Company's common stock on March 3, 2005, or 90% of the average of the closing prices of Company's common stock on the 22 trading days ending the day before the conversion of the Note. The Note was converted into 631,579 shares of the Company's common stock on June 29, 2005 at a conversion price of $.95 per share according to the terms of the Note.

Warrants

        The Company reserved 700,000 shares of common stock for issuance upon the exercise of a warrants granted on December 17, 2004, in connection with the Company's issuance of a promissory note (see Note 2). The warrant is exercisable starting the earlier of July 31, 2006 or 45 days following the prepayment of the promissory note, and have an exercise price of $1.42 per share, subject to adjustments for stock splits, combinations, reclassifications and similar events, and expire on December 17, 2011. The number of shares issuable under the warrant is to be determined according to a formula based on the aggregate daily principal loan balance up to a maximum of 700,000 shares of the Company's common stock. Issuable under the warrant are 233,866 shares of common stock as of June 30, 2005. The Company has granted the warrant holder certain registration rights with respect to the shares issuable upon exercise of the warrant. The fair value of the shares issuable under this warrant was estimated with the initial advance of $1.0 million received on December 20, 2004, and $1.9 million received on January 14, 2005, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatility of 118% and 109%, respectively, risk-free interest rate of 4.2% and 4.1%, respectively, initial expected life of seven years and no expected dividend yield. The resulting fair value is being amortized over the loan period and resulted in $232,000 of interest expense being recorded during the first six months of 2005 in the consolidated statements of operations.

        The Company reserved 903,614 shares of common stock for issuance upon the exercise of a warrants granted on April 15, 2005 in connection with the Company's issuance of a promissory note to our CEO (see Note 2). The warrant may either be used to purchase 903,614 shares of the Company's common stock at $0.83 per share or common stock of the Company's PDI subsidiary, and expires on April 15, 2011. The PDI exercise price would be the lowest price per share of the PDI stock in any PDI financing event of no less than $1,500,000. The number of warrant shares would be determined by dividing $3,000,000 by the PDI exercise price. PDI common stock issuable pursuant to the warrant would be subject to exchange and underwriter's holding period restrictions, or "lock-ups". The fair value of the warrant was estimated on April 15, 2005 to be $664,000 assuming the purchase of the Company's common stock, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatility of 109%, risk-free interest rate of 4.2%, initial expected life of six years and no expected dividend yield.

        The Company reserved 617,284 shares of common stock for issuance upon the exercise of a warrants granted on August 5, 2005 in connection with the Company's issuance of secured promissory notes to Investors (see Notes 2 and 6). The fair value of the warrants were estimated on August 5, 2005 to be $414,000, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatility of 109%, risk-free interest rate of 4.3%, initial expected life of five and one-half years and no expected dividend yield.

Employee Stock Options

        The Company granted 78,000 and 539,000 stock options to employees and directors during the six months ended June 30, 2005 and 2004, respectively.

5. Supplemental Cash Flow Disclosures

        On March 3, 2005, the Company issued a convertible promissory note ("Note") maturing on July 1, 2005 to Kevin J. Ryan in exchange for $600,000. The conversion of the Note into 631,579 shares of the Company's common stock on June 29, 2005 resulted in debt decreasing and stockholder's equity increasing by $600,000 as presented in the condensed consolidated balance sheet as of June 30, 2005.

        Approximately $15,000 of an employee loan that has been presented as stockholders notes receivable in the condensed consolidated balance was forgiven by the Board of Directors in April 2005 and resulted in a non-cash charge to operating activities.

        Included in interest expense was non-cash financing expense of $232,000 related to the vesting of a warrant issued with debt and $138,000 related to accretion of interest.

6. Subsequent Events

        On August 5, 2005, the Company entered into a three-year private equity agreement with Southridge Capital Management LLC's advised fund, Brittany Capital Management Limited, which permits the Company to require Brittany Capital to purchase up to $15,000,000 of the Company's common stock. The Company has a right to periodically put common shares to Brittany Capital for which it will pay the Company cash at a seven percent (7%) discount to the then market price calculated over a 10 trading day period. Each put transaction must have a minimum purchase price of $25,000 and the number of shares issuable is limited to a maximum of five hundred percent (500%) of the weighted average volume for the twenty (20) trading days immediately preceding the put date, up to 4.99% of all of the Company's outstanding common stock on a transaction closing date. The agreement commits the Company to put shares having a minimum aggregate purchase price of $2,000,000 and a maximum aggregate purchase price of $15,000,000 over the term of the agreement. The maximum aggregate number of shares put to Brittany Capital may not exceed 19.99% of the Company's currently outstanding common stock, or approximately 6,430,000 shares, unless the Company obtains stockholder approval. The Company must file a registration statement with the SEC with respect to the resale of the securities by Brittany Capital, and the registration statement must be effective prior to the first put date.

        On August 5, 2005, the Company issued secured promissory notes ("Notes") beneficially to Kevin J. Ryan, the Company's President and Chief Executive Officer and a member of the Board of Directors, and Robert L. Erwin, Chairman of the Board of Directors ("Investors"), and accompanying warrants, in exchange for loans to the Company in the amounts of $750,000 and $250,000, respectively. The Notes bear interest at the prime rate plus two percent per annum initially at 8.25% due monthly starting September 15, 2005 with a rate not less than 7.25%. The Notes are due on January 31, 2006. Borrowings under these loans are secured by the Company's real property located in Owensboro, Kentucky. The Notes may be prepaid by the Company without penalty at any time. The Notes provide the Investors with the option to accelerate payment of the unpaid principal balance upon certain financing transactions by the Company.

        The common stock purchase warrants may be exercised commencing on February 5, 2006 and expire on February 5, 2011. Mr. Ryan and Mr. Erwin may purchase up to 462,963 and 154,321 shares, respectively, of the Company's common stock at $0.81 per share, the closing bid price of the Company's common stock on August 4, 2005. The Company's stock issued to the Investors upon exercise of their warrants is subject to piggyback registration rights if the Company should file certain registration statements with the SEC. The fair value of the warrants were estimated on August 5, 2005, using the Black-Scholes option-pricing model with the following weighted-average assumptions: expected volatility of 109%, risk-free interest rate of 4.3%, initial expected life of five and one-half years and no expected dividend yield. The resulting fair value of $414,000 was recorded as equity and the remaining $586,000 was recorded as debt. The debt discount of $414,000 due to the issuance of the warrant will be accreted as interest over the loan period using a method approximating the effective interest method.

        The Company's contract with the National Institute of Environmental Health Sciences ("NIEHS") was terminated for the Government's convenience after an agreed upon wind-down period ending on December 31, 2003. During 2004 the Company submitted its claim for reimbursement of termination costs to NIEHS. The Company and NIEHS entered into a settlement agreement and the settlement amount of $370,000 was received by the Company on August 17, 2005. Costs of leasehold improvements of $231,000 will be expensed during August 2005, matching the recovery of costs from NIEHS. The remaining net cost of leasehold improvements of $641,000 will be expensed matching future income from a property sublease.

Large Scale Biology Corporation 9,282,305 Shares of Common Stock

PROSPECTUS

September    , 2005

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PART II

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the shares being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling stockholders. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC Registration Fee	$986
Legal Fees and Expenses	75,000
Accounting Fees and Expenses	30,000
Printing and other miscellaneous fees	20,000

Total	$125,986

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a court to award a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit the indemnification under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Our bylaws provide for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that subject to Delaware law, our directors will not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to Large Scale Biology Corporation and its stockholders. This provision to the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the company or our stockholders, for acts or omissions not in good faith or involving intentional misconduct, or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. We have entered into indemnification agreements with our officers and directors. The indemnification agreements provide our officers and directors with further indemnification to the maximum extent permitted by Delaware General Corporation Law.

Item 15. Recent Sales of Unregistered Securities

        On August 5, 2005, the Company entered into a three-year private equity agreement with Southridge Capital Management LLC's advised fund, Brittany Capital Management Limited, which permits the Company to require Brittany Capital to purchase up to $15,000,000 of LSBC common stock. The Company has a right to periodically put common shares to Brittany Capital for which it will pay LSBC cash at a seven percent (7%) discount to the then market price calculated over a 10 trading day period. Each put transaction must have a minimum purchase price of $25,000 and the number of shares issuable is limited to a maximum of five hundred percent (500%) of the weighted average volume for the twenty (20) trading days immediately preceding the put date, up to 4.99% of all of the Company's outstanding common stock on a transaction closing date. The agreement commits LSBC to put shares having a minimum aggregate purchase price of $2,000,000 and a maximum aggregate purchase price of $15,000,000 over the term of the agreement. The maximum aggregate number of shares put to Brittany Capital may not exceed 19.99% of the Company's currently outstanding common stock, or approximately 6,430,000 shares, unless the Company seeks and obtains stockholder approval in accordance with rules and requirements of the NASD and the Nasdaq SmallCap Market. The private equity agreement was issued in reliance on the exemption from registration provided by Section 4(2) of the Act, on the basis that its issuance did not involve a public offering, no underwriting fees or commissions were paid by us in connection with such sale and Brittany Capital Management Limited is an "accredited investor," as defined in the Act.

        In connection with the secured promissory notes issued on August 5, 2005, the Company issued common stock purchase warrants that may be exercised commencing on February 5, 2006 and which expire on February 5, 2011. Mr. Ryan and Mr. Erwin, the holders of the warrants, may purchase up to 462,963 and 154,321 shares, respectively, of the Company's common stock at the exercise price of $0.81 per share, the closing bid price of the Company's common stock on August 4, 2005. The Investors have the piggyback registration rights for the Company's stock issued to the Investors upon exercise of their warrants. The warrants were issued under Section 4(2) of the Securities Act of 1933 in reliance upon the provisions of Regulation D promulgated thereunder and were made without general solicitation or advertising. The Investors are accredited investors and have access to all relevant information to evaluate the investment and represented to us that the shares were being acquired for investment.

        On April 15, 2005, we received $3,000,000 in cash in exchange for a promissory note, or Promissory Note, issued to Kevin J. Ryan, our President and Chief Executive Officer and a member of our board of directors, or CEO. The Promissory Note bears interest at the prime rate plus two percent per annum initially at 7.75% due monthly starting May 15, 2005 with a rate not less than 7.25%. The Promissory Note is due on April 17, 2006. Borrowings under the loan are secured by certain intellectual property related to PDI. The Promissory Note may be prepaid by us without penalty at any time. The holder of the Promissory Note may elect to be repaid up to $1,500,000 as a result of any Company financing event with net proceeds of $4,000,000 or more.

        In connection with the Promissory Note, we issued a common stock purchase warrant that expires on April 15, 2011. The holder of the warrant has the option either to purchase 903,614 shares of the Company's common stock at $0.83 per share or common stock of our subsidiary, Predictive Diagnostic, Inc, or PDI. The PDI exercise price would be the lowest price per share of the PDI stock in any PDI financing event of no less than $1,500,000. The number of warrant shares would be determined by dividing $3,000,000 by the PDI exercise price. PDI common stock issuable pursuant to the warrant would be subject to exchange and underwriter's holding period restrictions, or "lock-ups". The warrant was issued in reliance on the exemption from registration provided by Section 4(2) of the Act, on the basis that its issuance did not involve a public offering, no underwriting fees or commissions were paid by us in connection with such sale and CEO is an "accredited investor," as defined in the Act.

        On March 3, 2005, we issued a convertible promissory note ("Note") to our CEO, in return for a loan in principal amount of $600,000. The Note was converted into 631,579 shares of our common stock on June 29, 2005 at a conversion price of $.95 per share according to the terms of the Note. The Note and converted shares were issued under Section 4(2) of the Securities Act of 1933 in reliance upon the provisions of Regulation D promulgated thereunder and was made without general solicitation or advertising. Our CEO is an accredited investor and has access to all relevant information to evaluate the investment and represented to us that the shares were being acquired for investment.

        On December 17, 2004, we entered into a $2.9 million loan agreement with Kentucky Technology, Inc. In connection with this loan agreement, we issued a common stock purchase warrant to purchase a maximum of 700,000 shares of common stock at $1.42 per share. The warrant is exercisable starting the earlier of July 31, 2006 or 45 days following the prepayment of the promissory note, has an exercise price of $1.42 per share, subject to adjustments for stock splits, combinations, reclassifications and similar events, and expires on December 17, 2011. The number of shares issuable under the warrant is to be determined according to a formula based on the aggregate daily principal loan balance up to a maximum of 700,000 shares of our common stock. Issuable under the warrant are 233,866 shares of common stock as of June 30, 2005.

Item 16. Exhibits and Financing Statement Schedules

  (a)
  Exhibits

		Incorporated by Reference
Exhibit Number	Exhibit Description				Filed Herewith
		Form	Date	Number
3.1	Amended and Restated Certificate of Incorporation.	S-1	08/09/00	3.1
3.2	Amended and Restated Bylaws, as amended on July 20, 2001.	10-Q	11/13/01	3.1
3.3	Certificate of Designations specifying the terms of the Series A Junior Participating Preferred Stock of Registrant, as filed with the Secretary of State of the State of Delaware on May 4, 2001.	8-A	05/04/01	3.2
4.1	Form of registrant's Specimen Common Stock Certificate.	S-1	08/09/00	4.1
4.2	Information and Registration Rights Agreement dated October 11, 1990 by and among the registrant and the parties who are signatories thereto.	S-1	08/09/00	4.2
4.3	Amendment to the Information and Registration Rights Agreement dated October 10, 1991 by and among the registrant and the parties who are signatories thereto.	S-1	08/09/00	4.3
4.4	Second amendment to the Information and Registration Rights Agreement dated October 10, 1991 by and among the registrant and the parties who are signatories thereto.	S-1	08/09/00	4.4
4.5	Third Amendment to the Information and Registration Rights Agreement dated March 20, 1998 by and among the registrant and the parties who are signatories thereto.	S-1	08/09/00	4.5
4.6	Fourth Amendment to the Information and Registration Rights Agreement dated September 1, 1998 by and among the registrant and the parties who are signatories thereto.	S-1	08/09/00	4.6
4.7	Rights Agreement dated April 27, 2001 between registrant and Equiserve Trust Company, as Rights Agent, which includes as Exhibit A the form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Shares.	8-A	05/04/01	4.1
4.8	Securities Purchase Agreement dated March 8, 2004 by the registrant and investors.	10-K	03/29/04	4.1
4.9	Registration Rights Agreement dated March 8, 2004 by the registrant and investors.	10-K	03/29/04	4.2

		Incorporated by Reference
Exhibit Number	Exhibit Description				Filed Herewith
		Form	Date	Number
4.10	Common Stock Purchase Warrant agreements to purchase 1,492,044 shares of common stock dated March 8, 2004 by the registrant to investors.	10-K	03/29/04	4.3
4.11	Amendment to warrant as of March 8, 2004 by the registrant and investors.	10-K	03/29/04	4.4
4.12	Common Stock Purchase Warrant dated December 17, 2004, issued by the Registrant to Kentucky Technology, Inc.	8-K	12/23/04	4.1
4.13	Registration Rights Agreement dated December 17, 2004, between the Registrant and Kentucky Technology, Inc.	8-K	12/23/04	4.2
4.14	Warrant to Purchase Common Stock, dated as of April 15, 2005, issued by Large Scale Biology Corporation and Predictive Diagnostics, Inc. in favor of Kevin J. Ryan.	8-K	04/21/05	4.1
4.15	Amended and Restated Rights Agreement dated June 29, 2005 between the Registrant and American Stock Transfer and Trust Company	8-K	07/6/05	4.1
4.16	Private Equity Credit Agreement and related exhibits dated August 5, 2005 between Registrant and Brittany Capital Management Limited.	8-K	08/11/05	4.1
4.17	Common Stock Purchase Warrant dated August 5, 2005 to purchase 462,963 shares of common stock, issued by the Registrant to Kevin J. Ryan.	8-K	08/11/05	4.2
4.18	Common Stock Purchase Warrant dated August 5, 2005 to purchase 154,321 shares of common stock, issued by the Registrant to Robert Erwin.	8-K	08/11/05	4.3
5.1*	Opinion of Fenwick & West LLP, counsel for the Registrant, with respect to the common stock being registered.
10.1	Registrant's 2000 Stock Incentive Plan.	S-1	08/09/00	10.2
10.2	Registrant's 2000 Employee Stock Purchase Plan.	S-1	08/09/00	10.3
10.3	Form of registrant's Directors' and Officers' Indemnification Agreement.	S-1	08/09/00	10.4
10.4	Dow Collaboration and License Agreement dated August 24, 1998, by and among the registrant and The Dow Chemical Company and its subsidiary Dow AgroSciences LLC.	S-1	08/09/00	10.5
10.5	Lease Agreement dated October 15, 1987, and amendments 1 through 8 thereto between the registrant and Mission Vacaville Limited partnership.	S-1	08/09/00	10.9
10.6	Ninth Amendment to Lease Agreement between registrant and Mission Vacaville Limited partnership, dated July 31, 2000.	10-K	04/02/01	10.11

		Incorporated by Reference
Exhibit Number	Exhibit Description				Filed Herewith
		Form	Date	Number
10.7	Tenth Amendment to Lease Agreement between registrant and Woodlawn Foundation (successor-in-interest to Mission Vacaville Limited partnership), March 1, 2001.	10-K	04/02/01	10.12
10.8	Lease Agreement dated July 26, 2000 between Large Scale Proteomics Corporation and Westphalia Center II Limited partnership.	10-K	04/02/01	10.13
10.9	Warrant to Purchase Common Stock between registrant and John D. Fowler, Jr.	10-K	04/01/02	10.16
10.10	Letter Agreement between registrant and Ronald J. Artale.	10-K	04/01/02	10.18
10.11	Form of Stock Issuance Agreement Under the 2000 Stock Incentive Plan	10-Q	11/14/02	10.01
10.12	Separation of Employment Agreement between registrant and Robert L. Erwin	10-Q	8/14/03	10.01
10.13	Eleventh Amendment to Lease Agreement between registrant and Woodlawn Foundation, dated December 23, 2003.	10-Q	5/14/04	10.1
10.14	Agreement of Sublease between Registrant and Advancis Pharmaceutical Corporation, dated August 4, 2004 and related agreements.	10-Q	11/15/04	10.1
10.15	Loan Agreement and related exhibits, Promissory Note, Security Agreement and Mortgage dated December 17, 2004, between the Registrant and Kentucky Technology, Inc.	8-K	12/23/04	10.1
10.16	Convertible Promissory Note, dated March 3, 2005, between the Registrant and Kevin J. Ryan	8-K	3/4/05	10.1
10.17	Note and Warrant Purchase Agreement, dated as of April 15, 2005, executed by Large Scale Biology Corporation, Predictive Diagnostics, Inc. and Kevin J. Ryan.	8-K	04/21/05	10.1
10.18	Secured Promissory Note, dated as of April 15, 2005, issued by Large Scale Biology Corporation and Predictive Diagnostics, Inc. in favor of Kevin J. Ryan.	8-K	04/21/05	10.2
10.19	Security Agreement, dated as of April 15, 2005, executed by Large Scale Biology Corporation and Predictive Diagnostics, Inc. in favor of Kevin J. Ryan.	8-K	04/21/05	10.3
10.20	Patent Security Agreement, dated as of April 15, 2005, executed by Large Scale Biology Corporation and Predictive Diagnostics, Inc. in favor of Kevin J. Ryan.	8-K	04/21/05	10.4

		Incorporated by Reference
Exhibit Number	Exhibit Description				Filed Herewith
		Form	Date	Number
10.21	Secured Promissory Note dated August 5, 2005 between Registrant and Kevin J. Ryan.	8-K	08/11/05	10.1
10.22	Secured Promissory Note dated August 5, 2005 between Registrant and Robert Erwin.	8-K	08/11/05	10.2
10.23	Note and Warrant Purchase Agreement dated August 5, 2005 between Registrant and Kevin J. Ryan and Robert Erwin.	8-K	08/11/05	10.3
10.24	Security Agreement dated August 5, 2005 between Registrant and Kevin J. Ryan and Robert Erwin.	8-K	08/11/05	10.4
21.1	Large Scale Biology Corporation Subsidiaries.	10-K	4/15/05	21.1
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.				X
24.1	Power of Attorney. Reference is made to Page II-9.				X

*
To be filed by amendment.

Item 17. Undertakings

        The Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (a)
  to include any prospectus required by Section 10(a)(3) of the Securities Act;

  (b)
  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

  (c)
  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement; provided, however, that paragraphs (1)(a) and (1)(b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by the director, officer or controlling person in connection with the securities being registered under this registration statement, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

        The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on behalf by the undersigned, thereunto duly authorized, in the city of Vacaville, State of California, on September 19, 2005.

LARGE SCALE BIOLOGY CORPORATION
By:	/s/ KEVIN J. RYAN Kevin J. Ryan President and Chief Executive Officer

Power of Attorney

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin J. Ryan and Ronald J. Artale, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (including any registration statement filed by a corporation that is a successor to Large Scale Biology Corporation by merger) and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons, in the capacities indicated on September 19, 2005.

Name	Title

/s/ KEVIN J. RYAN Kevin J. Ryan	President and Chief Executive Officer (Principal Executive Officer)
/s/ RONALD J. ARTALE Ronald J. Artale	Senior Vice President, Chief Operating Officer and Chief Financial Officer (Principal Financial Officer)
/s/ MICHAEL D. CENTRON Michael D. Centron	Vice President, Finance and Administration (Principal Accounting Officer)
/s/ ROBERT L. ERWIN Robert L. Erwin	Chairman of the Board
/s/ ULRICH M. GRAU Ulrich M. Grau, Ph.D.	Director

/s/ BERNARD I. GROSSER Bernard I. Grosser, M.D.	Director
/s/ SOL LEVINE Sol Levine	Director

Exhibit Index

Exhibit Number	Exhibit Title or Description
23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm.
24.1	Power of Attorney. Reference is made to Page II-9.

QuickLinks

Table of Contents
Where You Can Find More Information
Prospectus Summary
The Offering
Summary Financial Data
Risk Factors
Cautionary Note Regarding Forward-Looking Statements
Use of Proceeds
Price Range of Our Common Stock
Dividend Policy
Dilution
Selling Stockholders
Plan of Distribution
Description of Securities to be Registered
Interests of Named Experts and Counsel
Description of Business
Description of Property
Selected Financial Data
Supplemental Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Changes In Accountants
Quantitative and Qualitative Disclosures About Market Risk
Directors and Executive Officers
Executive Compensation
Security Ownership of Certain Beneficial Owners and Management
Certain Relationships and Related Transactions
Disclosure of Commission Position on Indemnification for Securities Act Liabilities
Index to Financial Statements
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
LARGE SCALE BIOLOGY CORPORATION CONSOLIDATED BALANCE SHEETS
LARGE SCALE BIOLOGY CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS
LARGE SCALE BIOLOGY CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
LARGE SCALE BIOLOGY CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS
LARGE SCALE BIOLOGY CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
LARGE SCALE BIOLOGY CORPORATION CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
LARGE SCALE BIOLOGY CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
LARGE SCALE BIOLOGY CORPORATION CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (Unaudited)
LARGE SCALE BIOLOGY CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
LARGE SCALE BIOLOGY CORPORATION NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
PART II
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financing Statement Schedules
  Item 17. Undertakings
Signatures
Power of Attorney
Exhibit Index